SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT	GENEVA HONG KONG LONDON LOS ANGELES NEW YORK	SAN FRANCISCO SHANGHAI SINGAPORE TOKYO WASHINGTON, DC

FOUNDED 1866

October 5, 2006

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms.	Peggy Kim, Esq.

            Office of Consumer Products

Re:	New Sally Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed September 29, 2006
File No. 333-136259

New Aristotle Holdings, Inc.
Amendment No. 2 to Registration Statement on Form 10
Filed September 29, 2006
File No. 001-32970

Ladies and Gentlemen:

On behalf of New Sally Holdings, Inc. (“New Sally”) and New Aristotle Holdings, Inc. (“New Alberto” and together with New Sally, the “Companies”), each currently a wholly-owned subsidiary of Alberto-Culver Company (“Alberto-Culver”), we are writing in response to the comments contained in the Staff’s comment letter dated October 3, 2006 (the “Comment Letter”) with respect to New Sally’s Amendment No. 2 to the Registration Statement on Form S-4, File No. 333-136259 (the “Proxy Statement/Prospectus—Information Statement”) and New Alberto’s Amendment No. 2 to the Registration Statement on Form 10, File No. 001-32970.

Attached as Exhibit A hereto, are marked pages of the S-4 which reflect changes made since the filing of Amendment No. 2 to the S-4. The attached pages reflect both changes made in response to the Comment Letter and changes otherwise made since the filing of Amendment No. 2 to the S-4 and Amendment No. 2 to the Form 10. New Sally and New Alberto-Culver propose to file the attached pages (along with the remaining unchanged pages) as Amendment No. 3 to the S-4 and Amendment No. 3 to the Form 10, respectively. For the convenience of the Staff’s review, the Companies have set forth the text of the comments contained in the Comment Letter followed in each case by the response of the Companies.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission

October 5, 2006

Form S-4

Summary, page 1

Alberto-Culver Executive Officers and Directors..., page 10

1.	We note your response to comment 2 in our letter dated September 26, 2006. Please also describe the $30 million transaction fee and the reimbursement of expenses which is estimated to be $27.1 million.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See page 11.

Risk Factors, page 27

New Alberto-Culver’s success depends, in part, on its key personnel, page 41

2.	We note your response to comment 3 in our letter dated September 26, 2006. Please also revise the risk factor regarding New Alberto-Culver’s key personnel.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment by deleting the referenced risk factor.

Opinion of Alberto-Culver’s Financial Advisor, page 79

3.	We note your response to comment 8 in our letter dated September 26, 2006. Further, we note that the materials dated June 16,2006 refer to research forecasts from Deutsche Bank and JP Morgan. Please tell us whether any reports, opinions or appraisals were received from either Deutsche Bank or JP Morgan and if so, why you have not discussed them in the prospectus.

RESPONSE: The Companies supplementally inform the Staff that they have not received any reports, opinions or appraisals from either Deutsche Bank or JP Morgan. The research forecasts referred to in the materials dated June 16, 2006 were quoted from reports prepared in the ordinary course by each of Deutsche Bank and JP Morgan for their respective brokerage customers.

Material U.S. Federal Income Tax Consequences..., page 97

4.	We note your response to comment 10 in our Letter dated September 26, 2006. Although the parties do not intend to waive the condition to receive an IRS private letter ruling, they appear to reserve the right to waive the condition. Since you do not expect to receive the private letter ruling prior to effectiveness of the registration statement, please tell us

Securities and Exchange Commission

October 5, 2006

whether you intend to recirculate the prospectus if the condition is waived. Otherwise, please revise so that the tax opinion is not subject to receiving the private letter ruling.

RESPONSE: The Companies supplementally inform the Staff that they intend to recirculate the prospectus if the condition to receive an IRS private letter ruling is waived by Alberto-Culver or New Sally.

Description of New Sally, page 206

5.	Please tell us whether the Professional Salon Industry Study was prepared specifically for you. If so, tell us why you have not named the preparer as an expert and included their consent pursuant to Rule 436.

RESPONSE: The Professional Salon Industry Study (the “Study”) was not specifically prepared for the Companies. The Companies understand that the Study is a general overview of the professional salon industry prepared on an annual basis and is available for purchase by the public through the strategic consulting company, Professional Consultants & Resources.

Exhibits

Exhibit 5.1

6.	We note that as to Delaware law, the draft opinion appears to be limited to Delaware General Corporation Law. Please have counsel confirm that it concurs with our understanding that the reference and limitation to Delaware “General Corporation Law” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Alternatively, you may provide a revised opinion that removes the limitation or clarifies that the reference includes reported judicial decisions and applicable provisions of the Delaware Constitution.

RESPONSE: We supplementally confirm for the Staff that the reference and limitation to “Delaware General Corporation Law” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Exhibit 8.1

7.	We note that counsel opines that the discussion in the prospectus is an accurate summary of federal income tax law. Please revise the draft tax opinion to state that the discussion in the tax consequences section of the prospectus is counsel’s opinion.

RESPONSE: The Companies have revised the tax opinion in response to the Staff’s comment. Attached hereto as Exhibits B and C, are drafts of the tax opinion. Exhibit B is marked to reflect changes made to the tax opinion since the previous draft delivered to the staff on September 30, 2006. Exhibit C is an unmarked copy of the revised draft tax opinion.

* * * * *

Securities and Exchange Commission

October 5, 2006

If you have any questions regarding the foregoing or Amendment No. 3, please contact Scott Williams at (312) 853-7783 or the undersigned at (312) 853-4573.

Very truly yours,

/s/ David J. Zampa
David J. Zampa

cc:	Gary P. Schmidt
Paul S. Bird

Exhibit A

As filed with the Securities and Exchange Commission on October [•], 2006

Registration No. 333-136259

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT

NO. 3

to

Form S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

NEW SALLY HOLDINGS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	5990	36-2257936
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2525 Armitage Avenue

Melrose Park, Illinois 60160

(708) 450-3000

(Address, Including Zip code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Gary P. Schmidt, Esq.

Senior Vice President,

General Counsel and Secretary

New Sally Holdings, Inc.

2525 Armitage Avenue

Melrose Park, Illinois 60160

(708) 450-3000

(Name, Address, Including Zip Code, and Telephone Number,

Including Area Code, of Agent for Service)

COPIES TO:

Frederick C. Lowinger, Esq. David J. Zampa, Esq. Sidley Austin LLP One South Dearborn Chicago, Illinois 60603 (312) 853-7000	Paul S. Bird, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000

Approximate date of commencement of proposed sale to public:    As soon as practicable following the effective date of this Registration Statement and the date on which all other conditions to the transactions described in the enclosed document have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus-information statement is not complete and may be changed. New Sally Holdings, Inc. may not distribute or issue the shares of New Sally common stock being registered pursuant to this registration statement until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus-information statement is not an offer to distribute these securities and New Sally Holdings, Inc. is not soliciting offers to receive these securities in any jurisdiction where such offer or distribution is not permitted.

Subject to Completion, dated October [•], 2006

TRANSACTION PROPOSAL—YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Alberto-Culver Company:

As previously announced, the board of directors of Alberto-Culver Company has approved a plan to separate its consumer products business and its Sally/BSG distribution business into two separate, publicly-traded companies. Following completion of the separation and related transactions, Alberto-Culver stockholders will have received (i) shares of New Aristotle Holdings, Inc. (which we refer to as “New Alberto-Culver”), which will operate the consumer products business, representing 100% of the issued and outstanding shares of New Alberto-Culver common stock, (ii) shares of New Sally Holdings, Inc. (which we refer to as “New Sally”), which will operate the Sally/BSG distribution business, representing approximately 52.5% of the shares of New Sally common stock on a fully diluted basis and (iii) a $25.00 per share special cash dividend. In connection with the transactions, New Sally will issue shares of New Sally Class A common stock, which we refer to as the “New Sally share issuance,” to CDRS Acquisition LLC, a limited liability company organized by Clayton, Dubilier & Rice Fund VII, L.P., for $575 million that on the day following the closing date will automatically convert on a one-for-one basis into shares of New Sally common stock, which we refer to as the “conversion,” which converted shares will represent approximately 47.5% of the shares of New Sally common stock on a fully diluted basis.

The transactions will be effected pursuant to an investment agreement dated as of June 19, 2006, among Alberto-Culver and certain of its subsidiaries and CDRS Acquisition LLC, which we refer to as “Investor.” To effect the transactions, Alberto-Culver will engage in a holding company merger whereby New Aristotle Company, currently a direct, wholly-owned subsidiary of New Sally, will merge with and into Alberto-Culver with Alberto-Culver continuing as the surviving corporation and as a direct, wholly-owned subsidiary of New Sally. In the holding company merger, each share of Alberto-Culver common stock will be converted into one share of New Sally common stock and New Sally will issue approximately 93,232,804 shares of New Sally common stock to holders of record of Alberto-Culver common stock, based on the number of outstanding shares of Alberto-Culver common stock as of October [•], 2006. As a result of the holding company merger, New Sally will be a publicly-traded company. Following the holding company merger and related transactions, New Sally will issue shares of New Sally Class A common stock to Investor and then distribute on a pro rata basis to holders of record of its common stock (other than the Class A common stock) a $25.00 per share special cash dividend, and one share of New Alberto-Culver common stock for each share of New Sally common stock held of record.

There is currently no market for the New Alberto-Culver common stock or the New Sally common stock. It is a condition to completion of the transactions that the New Sally common stock and New Alberto-Culver common stock be approved for listing on the New York Stock Exchange, subject to official notice of issuance. New Alberto-Culver intends to apply to have its shares of common stock authorized for listing on the New York Stock Exchange under Alberto-Culver’s present symbol of “ACV” and New Sally intends to apply to have its shares of common stock authorized for listing on the New York Stock Exchange under the symbol “SBH.” On June 16, 2006, the last trading day before the announcement of the investment agreement, the last reported sales price of Alberto-Culver common stock as reported on the New York Stock Exchange Composite Tape was $46.68.

For a discussion of the material United States federal income tax consequences of the transactions, see “Material U.S. Federal Income Tax Consequences of the Holding Company Merger, the Special Cash Dividend, the New Alberto-Culver Share Distribution and Related Transactions” beginning on page [•] of the accompanying proxy statement/prospectus-information statement.

Alberto-Culver is holding a special meeting of its stockholders on November [•], 2006 at 10:00 a.m. Central time at 2525 Armitage Avenue, Melrose Park, Illinois 60160, at which Alberto-Culver will ask its stockholders to adopt the investment agreement and approve the transactions contemplated by the investment agreement, including the holding company merger and the New Sally share issuance. The Alberto-Culver board of directors recommends that Alberto-Culver stockholders vote “FOR” the proposal to adopt the investment agreement and approve the transactions contemplated by the investment agreement, including the holding company merger and the New Sally share issuance.

Your vote is very important. We cannot complete the transactions unless Alberto-Culver stockholders adopt the investment agreement and approve the transactions contemplated by the investment agreement, including the holding company merger and the New Sally share issuance, by the affirmative vote of a majority of the outstanding shares of Alberto-Culver common stock. Whether or not you plan to be present at the special meeting, please complete, sign, date and return the enclosed proxy card or submit your proxy card by telephone or Internet as described in the accompanying proxy statement/prospectus—information statement.

The accompanying proxy statement/prospectus—information statement explains the transactions and provides specific information concerning the special meeting. Please review this document carefully.

You should carefully consider the matters discussed under “ Risk Factors” beginning on page 32 of the accompanying proxy statement/prospectus—information statement before voting.

On behalf of the board of directors of Alberto-Culver, I thank you for your support and appreciate your consideration of this important matter.

Sincerely,

Carol L. Bernick

Chairman of the Board

Alberto-Culver Company

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the transactions, including the holding company merger, the New Sally share issuance or any other transaction described in the accompanying proxy statement/prospectus—information statement or passed upon the adequacy or accuracy of the accompanying proxy statement/prospectus—information statement. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus-information statement is dated [•], 2006, and is first being mailed to Alberto-Culver stockholders on or about [•], 2006.

ADDITIONAL INFORMATION

This document, which is sometimes referred to as this proxy statement/prospectus—information statement, constitutes a proxy statement of Alberto-Culver with respect to the solicitation of proxies by Alberto-Culver for the Alberto-Culver special meeting described within, a prospectus of New Sally for the shares of New Sally common stock that New Sally will issue to Alberto-Culver stockholders in the holding company merger and an information statement of New Sally relating to the distribution of shares of New Alberto-Culver to holders of New Sally common stock. As permitted under the rules of the Securities and Exchange Commission, which we refer to as the “SEC,” this proxy statement/prospectus—information statement incorporates important business and financial information about Alberto-Culver that is contained in documents filed with the SEC that are not included in or delivered with this proxy statement/prospectus—information statement. You may obtain copies of these documents, without charge, from the web site maintained by the SEC at www.sec.gov, as well as other sources. See “Where You Can Find More Information” beginning on page [•]. You may also obtain copies of these documents, without charge, from Alberto-Culver by writing or calling:

Alberto-Culver Company

2525 Armitage Avenue

Melrose Park, Illinois 60160

Attn: Investor Relations

Tel: (708) 450-3000

You also may obtain documents incorporated by reference into this proxy statement/prospectus—information statement by requesting them in writing or by telephone from the proxy solicitor for the transactions, at the following address and telephone number:

Morrow & Co. Inc.

470 West Avenue—3rd Floor

Stamford, CT 06902

Tel: (800) 607-0088

To receive timely delivery of requested documents in advance of the Alberto-Culver special meeting, you should make your request no later than November [•], 2006.

VOTING BY TELEPHONE, OVER THE INTERNET OR BY MAIL

Alberto-Culver stockholders of record as of the record date for the Alberto-Culver special meeting may submit their proxies:

•	by telephone, by calling the toll-free number 800-652-VOTE (8683) in the United States, Canada or Puerto Rico on a touch-tone phone and following the recorded instructions;

•	by accessing the Internet website at http://www.computershare.com/expressvote and following the instructions on the website; or

•	by mail, by completing the enclosed proxy card, signing and dating the proxy card and returning the proxy card in the enclosed, postage-paid envelope that accompanied that proxy card.

If your broker holds your shares of Alberto-Culver common stock in street name, you must either direct your broker on how to vote your shares or obtain a proxy from your broker to vote in person at the Alberto-Culver special meeting. Please check the voting form used by your broker for information on how to submit your instructions.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD NOVEMBER [•], 2006

To the Stockholders of Alberto-Culver Company:

A special meeting of stockholders of Alberto-Culver Company will be held on November [•], 2006 at 2525 Armitage Avenue, Melrose Park, Illinois 60160, at 10:00 a.m. Central time. The special meeting is being held for the following purposes:

(1)	To consider and vote upon a proposal to adopt the investment agreement, dated as of June 19, 2006, among Alberto-Culver, New Sally Holdings, Inc., currently a wholly-owned subsidiary of Alberto-Culver, New Aristotle Company (“Merger Sub”), currently a wholly-owned subsidiary of New Sally, Sally Holdings, Inc., currently a wholly-owned subsidiary of Alberto-Culver, and CDRS Acquisition LLC (“Investor”), a limited liability company organized by Clayton, Dubilier & Rice Fund VII, L.P., a private investment fund managed by Clayton, Dubilier & Rice, Inc., and approve the transactions contemplated by the investment agreement, including the merger of Merger Sub with and into Alberto-Culver with Alberto-Culver continuing as the surviving corporation (the “holding company merger”) and the issuance of shares of New Sally Class A common stock to Investor (the “New Sally share issuance”); and

(2)	To consider and vote upon any other business that properly comes before the special meeting and any adjournment or postponement thereof.

Only stockholders of record at the close of business on October [•], 2006, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting and any adjournment or postponement of it. As of the record date for the special meeting, there were 93,232,804 shares of Alberto-Culver common stock outstanding. Each share of common stock is entitled to one vote on each matter properly brought before the meeting. In connection with the signing of the investment agreement, certain stockholders of Alberto-Culver entered into support agreements with Investor pursuant to which they agreed that, so long as the Alberto-Culver board of directors is recommending that holders of Alberto-Culver common stock adopt the investment agreement and approve the transactions contemplated by the investment agreement and the investment agreement has not been terminated, they will vote their shares of Alberto-Culver common stock for adoption of the investment agreement and approval of the transactions contemplated by the investment agreement. Accordingly, so long as the Alberto-Culver board of directors is recommending that holders of Alberto-Culver common stock adopt the investment agreement and approve the transactions contemplated by the investment agreement and the investment agreement has not been terminated, approximately 12.82% of the shares of Alberto-Culver common stock outstanding as of the record date for the special meeting is contractually committed to vote for the adoption of the investment agreement and the approval of the transactions contemplated by the investment agreement.

The separation agreement, dated as of June 19, 2006, among Alberto-Culver, New Sally, Sally Holdings and New Aristotle Holdings, Inc., currently a wholly-owned subsidiary of New Sally, the investment agreement and the transactions contemplated by those agreements, including the holding company merger and the New Sally share issuance, are described more fully in the accompanying proxy statement/prospectus—information statement, and we urge you to read it carefully. Alberto-Culver stockholders have no appraisal rights under Delaware law in connection with the transactions contemplated by the investment agreement and the separation agreement.

The Alberto-Culver board of directors has unanimously adopted and approved the investment agreement and determined that the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Sally share issuance, are advisable and in the best interests of Alberto-Culver and its stockholders and recommends that Alberto-Culver stockholders vote “FOR” the proposal to adopt the investment agreement and approve the transactions contemplated by the investment agreement, including the holding company merger and the New Sally share issuance.

To ensure that your shares of Alberto-Culver common stock are represented at the special meeting, please complete, sign and date the enclosed proxy card and mail it promptly in the enclosed, postage-paid envelope or submit your proxy by telephone or Internet as described in the accompanying proxy statement/prospectus—information statement. Any executed but unmarked proxy cards will be voted “FOR” the proposal to adopt the investment agreement and approve the transactions contemplated by the investment agreement, including the holding company merger and the New Sally share issuance. Alberto-Culver stockholders may revoke their proxy in the manner described in the accompanying proxy statement/prospectus—information statement before it has been voted at the special meeting. If your broker holds your shares of Alberto-Culver common stock in street name, you must either direct your broker on how to vote your shares or obtain a proxy from your broker to vote in person at the special meeting. Please check the voting form used by your broker for information on how to submit your instructions.

WE CANNOT COMPLETE THE TRANSACTIONS UNLESS OUR STOCKHOLDERS ADOPT THE INVESTMENT AGREEMENT AND APPROVE THE TRANSACTIONS CONTEMPLATED BY THE INVESTMENT AGREEMENT, INCLUDING THE HOLDING COMPANY MERGER AND THE NEW SALLY SHARE ISSUANCE BY THE AFFIRMATIVE VOTE OF A MAJORITY OF THE OUTSTANDING SHARES OF ALBERTO-CULVER COMMON STOCK. WHETHER OR NOT YOU PLAN TO BE PRESENT AT THE SPECIAL MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD OR SUBMIT YOUR PROXY BY TELEPHONE OR INTERNET AS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS—INFORMATION STATEMENT.

Failure to respond will have the same effect as voting against the proposal unless you attend and vote “FOR” the proposal at the special meeting of stockholders.

By Order of the Board of Directors

Gary P. Schmidt

Secretary

Trademarks, Service Marks and Trade Names

Each of Alberto-Culver and Sally Holdings currently owns or has rights and each of New Alberto-Culver and New Sally will own or have rights to use the trademarks, service marks and trade names that each uses or will use in conjunction with the operation of their respective businesses. Some of the more important trademarks and service marks that appear in this proxy statement/prospectus—information statement that are owned by Alberto-Culver include Alberto V05, St. Ives, TRESemmé and Nexxus. Each trademark, trade name or service mark of any other company appearing in this proxy statement/prospectus-information statement is to our knowledge owned by such company.

v

SUMMARY

This summary highlights selected information from this proxy statement/prospectus—information statement and may not contain all of the information that is important to you. For a more complete description of the legal terms of the transactions contemplated by the investment agreement, you should carefully read this entire proxy statement/prospectus—information statement and the other documents to which we refer you, including in particular the copies of the investment agreement, the separation agreement and the tax allocation agreement that are attached to this proxy statement/prospectus—information statement as Annexes A, B and C, respectively. See “Where You Can Find More Information” beginning on page [•].

This proxy statement/prospectus—information statement is:

•	a prospectus of New Sally Holdings, Inc. relating to the issuance of shares of New Sally common stock in connection with the holding company merger;

•	a proxy statement of Alberto-Culver Company for use in the solicitation of proxies for Alberto-Culver’s special meeting; and

•	an information statement of New Sally relating to the distribution of shares of New Aristotle Holdings, Inc. (to be renamed Alberto-Culver Company) common stock to holders of New Sally common stock (other than the New Sally Class A common stock).

In this proxy statement/prospectus—information statement, unless the context requires otherwise:

•	we use the term Alberto-Culver to refer to Alberto-Culver Company prior to giving effect to the transactions; and

•	we use the term “Lavin family stockholders” to mean Mrs. Carol L. Bernick, Chairman of the Alberto-Culver board of directors, Mr. Leonard H. Lavin, a director of Alberto-Culver, and Mrs. Bernice Lavin, wife of Mr. Lavin and mother of Mrs. Bernick, and a partnership and trusts established for the benefit of specified members of the Lavin family, including Mrs. Bernick, Mr. Lavin and Mrs. Lavin, as well as the permitted transferees of such persons, partnership and trusts that have entered into a support agreement with Investor, and that will enter into a stockholders agreement with New Sally, Investor and CD&R Parallel Fund VII, L.P., an affiliate of Investor, prior to the closing of the transactions. Mrs. Bernick and Mr. Lavin are trustees and/or co-trustees of substantially all of the trusts, and one of the trusts of which Mrs. Bernick is sole trustee is the general partner of the partnership.

The Business Entities (see pages [•] and [•])

Alberto-Culver Company

2525 Armitage Avenue

Melrose Park, Illinois 60160

(708) 450-3000

www.alberto.com

Alberto-Culver Company, a Delaware corporation, is the parent corporation of Sally Holdings, Inc. In addition to the activities of Sally Holdings, described below, Alberto-Culver owns and operates its consumer products business, which manufactures, distributes and markets leading personal care products including Alberto VO5, St. Ives, TRESemmé and Nexxus in the U.S. and internationally. We refer to the business of Alberto-Culver, excluding the business of Sally Holdings, as the “consumer products business.” As described below, following completion of the transactions Alberto-Culver will continue to own and operate the consumer products business but will be a subsidiary of a new publicly-traded company, New Aristotle Holdings, Inc., which will change its name to “Alberto-Culver Company.”

New Aristotle Company

c/o Alberto-Culver Company

2525 Armitage Avenue

Melrose Park, Illinois 60160

(708) 450-3000

New Aristotle Company, or Merger Sub, a Delaware corporation and currently a direct, wholly-owned subsidiary of New Sally, was formed by New Sally for the purpose of effecting the holding company merger, whereby New Sally will be a publicly-traded company that will own the equity of the companies that own and operate the Sally/BSG distribution business and, prior to completion of the other transactions, the companies that own and operate the consumer products business.

CDRS Acquisition LLC

c/o Clayton, Dubilier & Rice Fund VII, L.P.

1403 Foulk Road, Suite 106

Wilmington, DE 19803

Fax: (302) 427-7398

CDRS Acquisition LLC, or Investor, is a Delaware limited liability company organized by Clayton, Dubilier & Rice Fund VII, L.P., a private investment fund managed by Clayton, Dubilier & Rice, Inc., or CD&R.

CD&R Parallel Fund VII, L.P.

1403 Foulk Road, Suite 106

Wilmington, Delaware 19803

Fax: (302) 427-7398

CD&R Parallel Fund VII, L.P., or Parallel Fund, a Cayman Islands exempted limited partnership, is a private investment fund managed by CD&R and is an affiliate of Investor. Under the investment agreement, Investor may assign to Parallel Fund the right to purchase a portion of Investor’s equity interest in New Sally, which portion will not exceed approximately 0.3% of New Sally common stock on a fully diluted basis immediately following the conversion. References in this proxy/prospectus—information statement to the equity investment by Investor include any investment by Parallel Fund resulting from Investor’s assignment under the investment agreement.

The Transactions (see pages [•] and [•])

On June 19, 2006, Alberto-Culver, Merger Sub, Sally Holdings, New Sally and Investor entered into the investment agreement pursuant to which,

•	Alberto-Culver will separate into two publicly-traded companies: New Alberto-Culver, which will own and operate the consumer products business, the issued and outstanding common stock of which will be owned 100% by the Alberto-Culver stockholders, and New Sally, which will own and operate the Sally/BSG distribution business, and approximately 52.5% of the common stock of which will be owned by Alberto-Culver stockholders on a fully diluted basis;

•	Investor will invest $575 million in New Sally for an equity interest representing approximately 47.5% of New Sally common stock on a fully diluted basis;

•	Sally Holdings and/or one or more of its subsidiaries will incur approximately $1.85 billion of indebtedness; and

•	each holder of record of New Sally common stock (other than the New Sally Class A common stock) as of the record date for the distributions will have received the $25.00 per share special cash dividend; and

•	each holder of New Sally common stock (other than the New Sally Class A common stock) as of the record date for the distributions will have received one share of New Alberto-Culver common stock for each share of New Sally common stock held of record, which shares of New Alberto-Culver common stock in the aggregate will represent 100% of the issued and outstanding shares of New Alberto-Culver common stock immediately following the distributions.

See “The Investment Agreement” and “The Separation Agreement” beginning on pages [•] and [•], respectively. The investment agreement and the amendment thereto are attached as Annexes A-1 and A-2 to this proxy statement/prospectus—information statement and the separation agreement and the amendment thereto are attached as Annexes B-1 and B-2 to this proxy statement/prospectus—information statement and each of them is incorporated by reference into this proxy statement/prospectus—information statement. We urge you to read the investment agreement and the separation agreement carefully to understand the rights and obligations of the parties with respect to the transactions, as they are the principal legal documents that govern the transactions.

There Are Additional Agreements that Govern Matters Relating to Effecting the New Alberto-Culver Share Distribution and the Relationship of New Alberto-Culver and New Sally After the Transactions (see page [•])

In addition to the investment agreement and separation agreement, Alberto-Culver, New Alberto-Culver, Sally Holdings and New Sally have entered into various agreements that will govern the New Alberto-Culver share distribution and various interim and ongoing relationships among them, including, among others:

•	an employee matters agreement; and

•	a tax allocation agreement.

You should read the tax allocation agreement and its amendment, which are described in this proxy statement/prospectus—information statement under “Additional Agreements Relating to the New Alberto-Culver Share Distribution—Tax Allocation Agreement” beginning on page [•] and are attached as Annexes C-1 and C-2, respectively, to this proxy statement/prospectus—information statement and incorporated by reference into this proxy statement/prospectus—information statement and the employee matters agreement, which is described in this proxy statement/prospectus—information statement under “Additional Agreements Relating to the New Alberto-Culver Share Distribution—Employee Matters Agreement” and is an exhibit to the registration statement of which this proxy statement/prospectus—information statement forms a part and is incorporated by reference into this proxy statement/prospectus—information statement.

Under the Transaction Agreements, New Alberto-Culver and New Sally Will Be Required to Make Various Payments to Each Other and to Investor and its Affiliates (see pages [•] and [•])

Under the transaction agreements, New Alberto-Culver and New Sally will be required to make specified payments to the other in connection with the transactions, and, in the case of New Sally, to Investor and its affiliates.

Alberto-Culver Expects to Continue its Stated Dividend Policy of Paying a Regular Quarterly Dividend of $0.13 per Share Until Completion of the Transactions; Following Completion of the Transactions, New Alberto-Culver Expects to Pay a Regular Quarterly Dividend and New Sally Does Not Expect to Pay a Regular Quarterly Dividend (see page [•])

The investment agreement permits Alberto-Culver to continue to pay regular quarterly dividends to stockholders of $0.13 per share in accordance with its previously announced dividend policy, which Alberto-Culver expects to do.

Prior to the closing, New Sally will adopt the New Sally amended and restated certificate of incorporation and amended and restated by-laws, and New Sally, Investor, Parallel Fund and the Lavin family stockholders will enter into a stockholders agreement. These documents include, among other things, governance provisions which will permit Investor to, so long as the ownership percentage of Investor’s and its affiliates’ and their permitted transferees’ shares of New Sally common stock in the aggregate equals or exceeds specified percentages, designate for nomination to the New Sally board of directors, a specified number of individuals.

Completion of the Transactions Is Subject to the Satisfaction or Waiver of a Number of Conditions (see pages [•] and [•])

The obligation of each party to the investment agreement to complete the transactions under the investment agreement that are to occur on the closing date is subject to the satisfaction or waiver of specified conditions set forth in the investment agreement, including:

•	the adoption of the investment agreement and the approval of the transactions contemplated by the investment agreement, including the holding company merger and New Sally share issuance, by Alberto-Culver stockholders;

•	receipt by New Sally of a favorable Internal Revenue Service ruling to the effect that the New Alberto-Culver share distribution will constitute a tax-free distribution under Section 355 of the Internal Revenue Code and receipt by New Sally and Alberto-Culver of an opinion of Sidley Austin LLP (or another law firm of national standing) stating that the New Alberto-Culver share distribution will constitute a tax-free distribution under Section 355 of the Internal Revenue Code;

•	the receipt by the boards of directors or similar bodies of Alberto-Culver, New Sally and Sally Holdings of opinions from a valuation firm of national reputation retained by Alberto-Culver and reasonably acceptable to Investor to render specified surplus and solvency opinions;

•	other customary conditions set forth in the investment agreement.

New Sally’s obligation to complete the distributions and the other transactions contemplated by the separation agreement is subject to the satisfaction or waiver of further specified conditions set forth in the separation agreement. None of the conditions under the separation agreement may be waived by New Sally without the prior written consent of Alberto-Culver. Specified conditions may not be waived by New Sally unless New Sally receives the prior written consent of Investor, which consent may not be unreasonably withheld, conditioned or delayed.

How the Investment Agreement May Be Terminated by Alberto-Culver or Investor (see page [•])

The investment agreement may be terminated at any time before the completion of the transactions:

•	by mutual written consent of Alberto-Culver and Investor;

•	by either Alberto-Culver or Investor:

•	if the transactions have not been completed by April 30, 2007, provided that the terminating party’s failure to fulfill any obligation under the investment agreement is not the cause of the transactions not being completed by April 30, 2007;

•	if Alberto-Culver stockholders fail to adopt the investment agreement and approve the transactions contemplated by the investment agreement at the special meeting of the Alberto-Culver stockholders; or

•	if the other party has breached or failed to perform its obligations under the investment agreement, such that the closing condition relating to the accuracy of the representations or relating to the portion of (i) the proceeds of such investment and (ii) the net proceeds from debt incurred by Sally Holdings and/or one or more of its subsidiaries in order to finance all or a substantial portion of the special cash dividend and to pay certain transaction expenses. In addition, Sally Holdings and/or one or more of its subsidiaries will enter into additional debt financing arrangements to provide funds after the closing date for working capital, capital expenditures and general corporate purposes.

Alberto-Culver Stockholder Approval Is Required to Complete the Transactions (see page [•])

Adoption of the investment agreement and approval of the transactions contemplated by the investment agreement, including the holding company merger and the New Sally share issuance, by the affirmative vote of a majority of the outstanding shares of Alberto-Culver common stock is required to complete the transactions.

At the close of business on the Alberto-Culver special meeting record date, Alberto-Culver directors and executive officers as a group owned and were entitled to vote 14,620,524 shares of Alberto-Culver common stock, representing approximately 15.68% of the outstanding voting power of Alberto-Culver common stock (approximately 2.86% if the shares covered by the support agreements of the Lavin family stockholders and Mr. Howard B. Bernick, President and Chief Executive Officer and a director of Alberto-Culver, are excluded). All of the directors and executive officers of Alberto-Culver that are entitled to vote at the Alberto-Culver special meeting have indicated that they currently intend to vote their shares of Alberto-Culver common stock in favor of adopting the investment agreement and approving the transactions contemplated by the investment agreement. See “The Alberto-Culver Special Meeting—Share Ownership of Management and Certain Stockholders” beginning on page [•].

In connection with the execution of the investment agreement, the Lavin family stockholders entered into a support agreement with Alberto-Culver, New Sally and Investor, pursuant to which the Lavin family stockholders have agreed that, so long as the Alberto-Culver board of directors is recommending that holders of Alberto-Culver common stock adopt the investment agreement and approve the transactions contemplated by the investment agreement and the investment agreement has not been terminated, they will vote their shares of Alberto-Culver common stock for adoption of the investment agreement and approval of the transactions contemplated by the investment agreement. Additionally, Mr. Bernick entered into a similar support agreement with Alberto-Culver, New Sally and Investor. Accordingly, so long as the Alberto-Culver board of directors is recommending that holders of Alberto-Culver common stock adopt the investment agreement and approve the transactions contemplated by the investment agreement and the investment agreement has not been terminated, approximately 12.82% of the shares of Alberto-Culver common stock outstanding as of the record date for the special meeting is contractually committed to vote for the adoption of the investment agreement and the approval of the transactions contemplated by the investment agreement.

The Alberto-Culver Board of Directors Recommends the Adoption of the Investment Agreement and Approval of the Transactions Contemplated by the Investment Agreement (see page [•])

The Alberto-Culver board of directors has unanimously adopted and approved the investment agreement and determined that the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Sally share issuance, are advisable and in the best interests of Alberto-Culver and its stockholders and recommends that Alberto-Culver stockholders vote “FOR” the proposal to adopt the investment agreement and approve the transactions contemplated by the investment agreement, including the holding company merger and the New Sally share issuance.

Alberto-Culver’s Reasons for the Transactions (see page [•]):

In reaching its decision to adopt and approve the investment agreement and the transactions contemplated by the investment agreement and recommend that Alberto-Culver stockholders adopt the investment agreement

•	options to purchase Alberto-Culver common stock issued under Alberto-Culver stock plans and outstanding prior to the completion of the distributions, including those held by executive officers and directors, will be ultimately converted into fully exercisable options to purchase New Alberto-Culver common stock in the case of employees who will be employed by New Alberto-Culver and non-employee directors who will be directors of New Alberto-Culver after the closing date (along with Mr. Michael H. Renzulli, Chairman of Sally Holdings), or New Sally common stock, in the case of employees who will be employed by New Sally and non-employee directors who will be directors of New Sally after the closing date, upon completion of the distributions (approximately 1,322,559 options held by executive officers and directors would vest if the transactions were to be completed on June 30, 2006);

•	restrictions upon restricted stock issued under Alberto-Culver’s restricted stock plans and Management Bonus Plan awarded prior to completion of the distributions, including those held by executive officers, will lapse (restrictions on 11,813 shares of restricted stock held by executive officers would lapse if the transactions were to be completed on June 30, 2006);

•	the accelerated payout of prorated (i) bonuses under the Alberto-Culver Management Incentive Plan and (ii) incentive pay under the Alberto-Culver Shareholder Value Incentive Plan to Alberto-Culver and Sally Holdings executives;

•	the accelerated payout of deferred compensation benefits to Sally Holdings executives;

•	severance arrangements maintained for Alberto-Culver executive officers other than Mrs. Bernick and Messrs. Bernick and Renzulli that provide for cash severance pay valued in an aggregate amount of approximately $5,553,400 (generally based on a specified multiple of their then current salary and the average of their annual bonuses over the five years prior to their termination) and other benefits, if their employment is terminated between June 19, 2006 and two years following completion of the transactions;

•	a new severance arrangement to be maintained by New Sally for Mr. Winterhalter that provides for a lump-sum cash severance payment, which payment as of June 30, 2006, would be an amount equal to $3,133,520, and other benefits if his employment is terminated, with certain exceptions, within two years after a change in control of New Sally;

•	a termination agreement between Mr. Bernick and Alberto-Culver, pursuant to which Mr. Bernick would receive, upon completion of the transactions, (i) a lump sum payment equal to $6,723,200 in respect of the waiver of his severance agreement; (ii) a lump sum payment equal to $2,660,000 as a retirement bonus and (iii) certain other benefits;

•	a termination and consulting agreement among Mr. Renzulli, Alberto-Culver and Sally Holdings, pursuant to which Mr. Renzulli would (A) receive, upon completion of the transactions, (i) a lump sum payment equal to $3,641,034 in respect of the waiver of his severance agreement and (ii) certain other benefits and (B) be paid $500,000 per year to provide certain consulting services to Sally Holdings for a period of three years following completion of the transactions;

•	the stockholders agreement to be entered into among New Sally, Investor, Parallel Fund and the Lavin family stockholders providing for, among other things, certain registration rights in connection with the Lavin family stockholders’ ownership of shares of New Sally common stock;

•	Investor, which will own approximately 47.5% of the common stock of New Sally on a fully diluted basis immediately following the conversion, is a company organized by the Fund, which is a private equity fund that seeks investments in companies that it believes present opportunities for growth and expansion, and returns for the Fund’s investors; and

•

New Sally will reimburse Investor for an amount equal to its expenses related to the transactions, which Investor has estimated to be approximately $27.1 million, and New Sally will pay CD&R a $30 million transaction fee as part of New Sally’s agreement to bear the fees and expenses of Investor incurred in connection with the transactions.

Investor, Alberto-Culver, New Sally and the Lavin Family Stockholders Have Entered into or, Prior to Completion of the Transactions, Will Enter into Additional Agreements Relating to the Voting of the Lavin Family Stockholders’ Common Stock of Alberto-Culver with Respect to the Transactions and Certain Rights with Respect to New Sally (see page [•])

The Lavin family stockholders have entered into a support agreement, which will govern their voting of common stock of Alberto-Culver in connection with the transactions, and prior to the time of the distributions, will enter into a stockholders agreement that will contain provisions regarding their ongoing relationship as stockholders of New Sally.

Investor, Alberto-Culver, New Sally and Howard B. Bernick Have Entered into a Support Agreement Relating to the Voting of Mr. Bernick’s Common Stock of Alberto-Culver with Respect to the Transactions (see page [•])

Mr. Bernick has entered into a support agreement, which will govern his voting of common stock of Alberto-Culver in connection with the transactions.

Completion of the Transactions Is Subject to Antitrust Approvals (see page [•])

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the transactions may not be completed until a Notification and Report Form has been filed with the Antitrust Division of the U.S. Department of Justice, which we refer to as the “DOJ,” and the Federal Trade Commission, which we refer to as the “FTC,” and the specified 30-day waiting period has been observed. The Fund and Alberto-Culver filed Notification and Report Forms with the DOJ and FTC on July 7, 2006. The parties received early termination of the waiting period on July 14, 2006. At any time before or after completion of the transactions, the DOJ, FTC or others (including states and private parties) could take action under the antitrust laws, including seeking to prevent the transactions, to rescind the transactions or to conditionally approve the transactions.

Antitrust approvals for the transactions are also required to be obtained from governmental authorities in Germany and Ireland. The parties submitted both applications for such approvals on July 19, 2006. The German Federal Cartel Office approved the transaction on July 27, 2006. The Irish Competition Authority approved the transaction on August 15, 2006.

Accounting Treatment (see page [•])

Notwithstanding the legal form of the transactions, because of the substance of the transactions, New Alberto-Culver will be considered the divesting entity and treated as the “accounting successor” to Alberto-Culver and Sally Holdings will be considered the “accounting spinee” for financial reporting purposes in accordance with Emerging Issues Task Force, “EITF” Issue No. 02-11, “Accounting for Reverse Spinoffs.”

As a Condition to Completion of the Transaction, New Alberto-Culver and New Sally Common Stock Issued in the Transactions Will Each Be Listed on the New York Stock Exchange (see pages [•] and [•])

It is a condition to completion of the transactions that each of the shares of New Sally common stock to be issued in the holding company merger and the shares of New Alberto-Culver common stock to be distributed in the Alberto-Culver share distribution will be listed on the New York Stock Exchange. New Alberto-Culver intends to apply to have its shares of common stock authorized for listing on the New York Stock Exchange under Alberto-Culver’s present symbol of “ACV” and New Sally intends to apply to have its shares of common stock authorized for listing on the New York Stock Exchange under the symbol “SBH.”

The Transactions, Including the Performance of New Alberto-Culver and New Sally, Involve a Number of Risks

There are a number of risks relating to the transactions and to the businesses of New Alberto-Culver and New Sally. See “Risk Factors” beginning on page [•] of this proxy statement/prospectus—information statement for a discussion of these and other risks and see also the documents that Alberto-Culver has filed with the SEC and which are incorporated by reference into this proxy statement/prospectus—information statement.

Questions and Answers About the Transactions

Why am I receiving this document?	We are delivering this document to you because it is serving as a proxy statement of Alberto-Culver, a prospectus of New Sally and an information statement of New Sally. It is a proxy statement because Alberto-Culver is using it to solicit the approval by its stockholders of the adoption of the investment agreement and approval of the transactions contemplated by the investment agreement. It is a prospectus because New Sally is offering shares of its common stock to stockholders of Alberto-Culver in the holding company merger. It is an information statement because New Sally is using it to distribute to persons that will be its stockholders (i.e., current Alberto-Culver stockholders) information relating to New Alberto-Culver and the New Alberto-Culver share distribution.

What am I being asked to vote upon?	You are being asked to adopt the investment agreement and approve the transactions contemplated by the investment agreement, including the holding company merger and the New Sally share issuance.

Who can vote on the Alberto-Culver proposal?	Holders of record of Alberto-Culver common stock at the close of business on October [•], 2006, the record date for the Alberto-Culver special meeting, can vote their shares by proxy by completing, signing, dating and returning their proxy card in the enclosed, postage-paid envelope or by submitting their proxy by telephone or Internet as described in this proxy statement/prospectus—information statement or they may vote in person at the Alberto-Culver special meeting. See “The Alberto-Culver Special Meeting—Purpose, Time and Place” beginning on page [•].

When and where is the special meeting of Alberto-Culver stockholders?	The special meeting of Alberto-Culver stockholders will take place on November [•], 2006 at 2525 Armitage Avenue, Melrose Park, Illinois 60160, at 10:00 a.m. Central time.

•     by attending the special meeting and voting in person.

Simply attending the special meeting will not revoke a proxy.

If you are a holder whose shares are held in “street name” by your broker and you have directed that person to vote your shares, you must instruct that person to change your vote if you wish to so change your vote.

When will the special meeting take place relative to the transactions?

We expect that:

•     the special meeting will be held on November [•], 2006; and

•     the record date for the distributions and, assuming the conditions in the investment agreement and separation agreement have been satisfied or waived, the date of the closing of the transactions, which will be the same date, will be on a date one to three business days after the special meeting.

When will the transactions be completed?	We are working to complete the transactions as quickly as reasonably possible. If approved by the Alberto-Culver stockholders, we hope to complete the transactions in the fourth calendar quarter of 2006. However, it is possible that factors outside our control could require us to complete the transactions at a later time or not to complete them at all. See “The Investment Agreement—Conditions to the Completion of the Transactions” beginning on page [•].

If the transactions are completed, when and how will I receive my shares of New Sally common stock, New Alberto-Culver common stock and the special cash dividend?

If the transactions are completed, you will receive your shares and the $25.00 per share special cash dividend as follows:

•     New Sally and New Alberto-Culver Shares. The exchange agent will:

•     record in the stock transfer records of New Sally the issuance of one share of New Sally common stock to each holder of Alberto-Culver common stock as of the effective time of the holding company merger for each share of Alberto-Culver common stock then held of record; and

•     record in the stock transfer records of New Alberto-Culver the distribution of one share of New Alberto-Culver common stock to each holder of New Sally common stock

Market Price Data and Price Range of Alberto-Culver Common Stock and Dividends

Alberto-Culver common stock is currently traded on the New York Stock Exchange under the symbol “ACV.” On June 16, 2006, the last trading day before the announcement of the investment agreement, the last reported sales price of Alberto-Culver common stock as reported on the New York Stock Exchange Composite Tape was $46.68. On October [4], 2006, the last reported sales price of Alberto-Culver common stock as reported on the New York Stock Exchange Composite Tape was $[50.50]. The following table sets forth the high and low sales prices of Alberto-Culver common stock as reported on the New York Stock Exchange Composite Tape for the periods referenced below.

	2007				2006		2005		2004
	High		Low		High	Low	High	Low	High	Low
Fiscal Quarter
1st Quarter	$50.62	*	$49.71	*	$46.69	$41.89	$48.84	$41.61	$42.93	$39.23
2nd Quarter	—		—		50.62	42.51	56.31	46.40	46.95	39.51
3rd Quarter	—		—		49.50	44.00	48.38	41.70	50.28	43.81
4th Quarter	—		—		51.44	46.35	47.12	42.17	52.30	41.66

* The high and low price for the first quarter in fiscal year 2007 is based on information available as of October [4], 2006.

Alberto-Culver paid a quarterly dividend of $0.07 per share during the first quarter of fiscal year 2004. During the second, third and fourth quarters of fiscal year 2004 and during the first quarter of fiscal year 2005, Alberto-Culver paid quarterly dividends of $0.10 per share. During the second, third and fourth quarters of fiscal year 2005, and in the first and second quarters of fiscal year 2006, Alberto-Culver paid dividends of $0.115 per share. In the third and fourth quarters of fiscal year 2006, Alberto-Culver paid a dividend of $0.13 per share of common stock.

Market Price Data and Price Range of New Alberto-Culver and New Sally Common Stock and Dividends

Market price data and price range and dividend data for New Alberto-Culver and New Sally have not been presented, as they are currently wholly-owned subsidiaries of Alberto-Culver and their common stock does not trade separately from Alberto-Culver’s common stock.

There is currently no market for the New Alberto-Culver common stock or the New Sally common stock. It is a condition to completion of the transactions that the New Sally common stock and New Alberto-Culver common stock be approved for listing on the New York Stock Exchange, subject to official notice of issuance. New Alberto-Culver intends to apply to have its shares of common stock authorized for listing on the New York Stock Exchange under Alberto-Culver’s present symbol of “ACV” and New Sally intends to apply to have its shares of common stock authorized for listing on the New York Stock Exchange under the symbol “SBH.”

New Alberto-Culver expects that following completion of the transactions, it will pay a regular quarterly dividend. However, the amount of future dividends will not be determined until sometime following completion of the transactions. New Sally expects that following completion of the transactions, it will not pay a regular quarterly dividend.

assurance that New Alberto-Culver will be able to identify suitable acquisition candidates or consummate acquisitions on favorable terms.

Product liability claims could adversely affect New Alberto-Culver’s business, financial condition and results of operations.

New Alberto-Culver may be required to pay for losses or injuries purportedly caused by its products. Claims could be based on allegations that, among other things, New Alberto-Culver’s products contain contaminants, provide inadequate instructions regarding their use, or provide inadequate warnings concerning interactions with other substances. Product liability claims could result in negative publicity that could harm New Alberto-Culver’s sales and operating results. In addition, if any of New Alberto-Culver’s products is found to be defective, New Alberto-Culver could be required to recall it, which could result in adverse publicity and significant expenses. Although New Alberto-Culver maintains product liability insurance coverage, potential product liability claims may exceed the amount of insurance coverage or potential product liability claims may be excluded under the terms of the policy.

Environmental matters create potential liability risks.

New Alberto-Culver must comply with various environmental laws and regulations in the jurisdictions in which it operates, including those relating to air emissions, water discharges, the handling and disposal of liquid and solid hazardous wastes and the remediation of contamination associated with the use and disposal of hazardous substances. New Alberto-Culver handles and transports hazardous substances at its plant sites. A release of such chemicals due to accident or an intentional act could result in substantial liability to governmental authorities and/or to third parties. New Alberto-Culver has incurred, and will continue to incur, capital and operating expenditures and other costs in complying with environmental laws and regulations and in providing physical security for its worldwide operations.

Risks Relating to New Sally

In addition to the risks set forth under “—Risks Relating to the Transactions,” New Sally will also face the following risks in connection with its business.

The beauty products distribution industry is highly competitive.

The beauty products distribution industry is highly fragmented and there are few significant barriers to entry into the markets for most of the types of products and services New Sally sells. Sally Beauty Supply competes with other domestic and international beauty product wholesale and retail outlets, including local and regional cash-and-carry beauty supply stores, professional-only beauty supply stores, salons, mass merchandisers, drug stores and supermarkets, as well as sellers on the Internet and salons retailing hair care items. Beauty Systems Group competes with other domestic and international beauty product wholesale and retail suppliers and manufacturers selling professional beauty products directly to salons and individual salon professionals. The primary competitive factors in the beauty products distribution industry are the price at which New Sally purchases products from manufacturers and the retail price, quality, perceived value, consumer brand name recognition, packaging and mix of the products New Sally sells, customer service, the efficiency of New Sally’s distribution network and the availability of desirable store locations. Competitive conditions may limit New Sally’s ability to maintain prices or require it to reduce prices to retain business or market share. Some of New Sally’s competitors are larger and have greater financial and other resources than New Sally and will be less leveraged than New Sally will be following the transactions, and may therefore be able to spend more aggressively on advertising and promotional activities and respond more effectively to changing business and economic conditions. New Sally’s failure to continue to compete effectively in its markets could adversely impact New Sally’s business, financial condition and results of operations. In addition, if New Sally’s competitors that own national chains acquire additional salons that are currently BSG customers, New Sally could lose those customers.

New Sally’s ability to conduct business in international markets may be affected by legal, regulatory, and economic risks.

The ability of New Sally to capitalize on growth in new international markets and to grow or maintain its current level of operations in its existing international markets is subject to risks associated with its international operations. These risks include: unexpected changes in regulatory requirements; trade barriers to some international markets; economic fluctuations in specific markets; potential difficulties in enforcing contracts, protecting assets, including intellectual property, and collecting receivables in certain foreign jurisdictions; and difficulties and costs of staffing, managing and accounting for foreign operations.

If New Sally is unable to profitably open and operate new stores, its business, financial condition and results of operations may be adversely affected.

New Sally’s future growth depends in part on its ability to open and profitably operate new stores in existing and additional geographic markets. The capital requirements to open a new Sally Beauty Supply or Beauty Systems Group store, excluding inventory, average approximately $66,000 and $68,000, respectively. However, New Sally may not be able to open all of the new stores it plans to open and any new stores it opens may not be profitable, either of which could have a material adverse impact on New Sally’s financial condition or results of operations. There are several factors that could affect New Sally’s ability to open and profitably operate new stores, including:

•	the inability to identify and acquire suitable sites or to negotiate acceptable leases for such sites;

•	proximity to existing stores that may reduce new stores’ sales;

•	difficulties in adapting New Sally’s distribution and other operational and management systems to an expanded network of stores;

•	the potential inability to obtain adequate financing to fund expansion because of New Sally’s high leverage and limitations on its ability to issue equity for at least two years following completion of the transactions, among other things;

•	difficulties in obtaining any needed governmental and third-party consents, permits and licenses needed to operate additional stores; and

•	potential limitations on capital expenditures which may be included in financing documents that New Sally enters into.

New Sally is a holding company, with no operations of its own, and depends on its subsidiaries for cash.

New Sally is a holding company and following the transactions it will not have any material assets or operations other than ownership of equity interests of Sally Investment Holdings LLC. New Sally’s operations are conducted almost entirely through its subsidiaries and its ability to generate cash to meet its obligations or to pay dividends is highly dependent on the earnings of, and receipt of funds from, its subsidiaries through dividends or intercompany loans. However, none of New Sally’s subsidiaries are obligated to make funds available to New Sally for payment of dividends. Further, the terms of the debt financings are expected to significantly restrict the ability of New Sally’s subsidiaries to pay dividends or otherwise transfer assets to New Sally. Furthermore, New Sally and its subsidiaries may be able to incur substantial additional indebtedness in the future that may severely restrict or prohibit its subsidiaries making distributions, paying dividends or making loans to it. In addition, Delaware law may impose requirements that may restrict New Sally’s ability to pay dividends to holders of its common stock.

If New Sally is unable to protect its intellectual property rights, specifically its trademarks, its ability to compete could be negatively impacted.

The success of New Sally’s business depends to a certain extent upon the value associated with its intellectual property rights. New Sally owns certain trademark and brand name rights used in connection with the

THE ALBERTO-CULVER SPECIAL MEETING

Purpose, Time and Place

The Alberto-Culver special meeting will be held on November [•], 2006 at 2525 Armitage Avenue, Melrose Park, Illinois 60160, at 10:00 a.m. Central time.

At the special meeting, Alberto-Culver stockholders will be asked:

(1) To consider and vote upon a proposal to adopt the investment agreement and approve the transactions contemplated by the investment agreement, including the holding company merger and the New Sally share issuance; and

(2) To consider and vote upon any other business that properly comes before the special meeting and any adjournment or postponement thereof.

Approval by the stockholders of Alberto-Culver of proposal (1) is required to complete the transactions.

The Alberto-Culver board of directors has unanimously adopted and approved the investment agreement and determined that the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Sally share issuance, are advisable and in the best interests of Alberto-Culver and its stockholders and recommends that Alberto-Culver stockholders vote “FOR” the proposal to adopt the investment agreement and approve the transactions contemplated by the investment agreement, including the holding company merger and the New Sally share issuance.

Record Date; Voting Information; Required Vote

The Alberto-Culver board of directors has fixed the close of business on October [•], 2006 as the record date for determining the holders of Alberto-Culver common stock entitled to notice of, and to vote at, the special meeting. Only holders of record of Alberto-Culver common stock at the close of business on the record date for the special meeting will be entitled to notice of, and to vote at, the special meeting.

As of the record date for the special meeting, approximately 93,232,804 shares of Alberto-Culver common stock were issued and outstanding and entitled to vote at the special meeting and there were approximately 1,138 holders of record of Alberto-Culver common stock. Each share of Alberto-Culver common stock entitles the holder to one vote on each matter to be considered at the special meeting.

If you are a record holder of Alberto-Culver common stock as of the record date for the special meeting, you may vote your shares of Alberto-Culver common stock in person at the special meeting or by proxy as described below under “—Voting by Proxy.”

The presence in person or by proxy at the special meeting of the holders of at least a majority of the shares of Alberto-Culver common stock entitled to vote at the special meeting will constitute a quorum for the special meeting. Properly signed proxies that are marked “abstain” are known as abstentions. Properly signed proxies that are held by brokers in street name on behalf of customers who have not provided their broker with specific voting instructions on nonroutine matters such as proposal (1) are known as broker non-votes. Abstentions and broker non-votes will be counted for the purposes of determining whether a quorum exists at the special meeting but will have the effect of a vote against proposal (1).

We cannot complete the transactions unless the investment agreement is adopted and the transactions contemplated by the investment agreement, including the holding company merger and the New Sally share issuance, are approved by the affirmative vote of the holders of a majority of the outstanding shares of Alberto-Culver common stock.

Voting by Proxy

There are three ways to vote your proxy: by mail, by telephone or by the Internet. Alberto-Culver stockholders who vote their shares of Alberto-Culver common stock by completing and signing a proxy and returning it in time for the special meeting will have their shares voted as indicated on their proxy card. If a proxy is properly executed but does not contain voting instructions, the proxy will be voted “FOR” the proposal to adopt the investment agreement and approve the transactions contemplated by the investment agreement, including the holding company merger and the New Sally share issuance. If other matters are properly presented before the special meeting, the persons named in the proxy will have authority to vote in accordance with their judgment on the matter, including, without limitation, any proposal to adjourn or postpone the meeting or otherwise concerning the conduct of the meeting. Alberto-Culver does not currently expect that any matter other than as described in this proxy statement/prospectus-information statement will be properly brought before the special meeting.

Alberto-Culver stockholders who vote their shares of Alberto-Culver common stock by phone should call 800-652-VOTE (8683), which will be available 24 hours a day, 7 days a week, until 1:00 a.m. (Central time) on November [•], 2006. Please have your proxy card available. Follow the instructions provided on the phone call.

Alberto-Culver stockholders who vote their shares of Alberto-Culver common stock by the Internet should go to http://www.computershare.com/expressvote, which will be available 24 hours a day, 7 days a week, until 1:00 a.m. (Central time) on November [•], 2006. Please have your proxy card available. Follow the instructions to obtain your records and create an electronic ballot.

If your broker holds your shares of Alberto-Culver common stock in street name, you must either direct your broker on how to vote your shares or obtain a proxy from your broker to vote in person at the special meeting. Please check the voting form used by your broker for information on how to submit your instructions.

Revocation of Proxies

Alberto-Culver stockholders of record may revoke their proxy at any time prior to the time it is voted at the special meeting. Alberto-Culver stockholders of record may revoke their proxy by:

•	sending a written notice to Alberto-Culver’s corporate secretary that is received prior to the special meeting stating that you are revoking your proxy;

•	properly completing a new proxy bearing a later date and properly submitting it so that it is received prior to the special meeting; or

•	attending the special meeting and voting in person.

Simply attending the special meeting will not revoke your proxy. If you instructed a broker to vote your shares and you wish to change your instructions, you must follow your broker’s directions for changing those instructions. If an adjournment occurs and no new record date is set, it will have no effect on the ability of Alberto-Culver stockholders of record as of the record date to exercise their voting rights or to revoke any previously delivered proxies.

Share Ownership of Management and Certain Stockholders

At the close of business on the record date for the special meeting, Alberto-Culver directors and executive officers as a group owned and were entitled to vote 14,620,524 shares of Alberto-Culver common stock, representing approximately 15.68% of the outstanding shares of Alberto-Culver common stock (approximately 2.86% if the shares covered by the support agreements held by the Lavin family stockholders and Mr. Bernick are excluded). All of the directors and executive officers of Alberto-Culver that are entitled to vote at the

Alberto-Culver special meeting have indicated that they currently intend to vote their shares of Alberto-Culver common stock in favor of approving the transactions.

In connection with the execution of the investment agreement, the Lavin family stockholders entered into a support agreement with Alberto-Culver, New Sally and Investor, pursuant to which the Lavin family stockholders have agreed that, so long as the Alberto-Culver board of directors is recommending that holders of Alberto-Culver common stock adopt the investment agreement and approve the transactions contemplated by the investment agreement and the investment agreement has not been terminated, they will vote their shares of Alberto-Culver common stock for adoption of the investment agreement and approval of the transactions contemplated by the investment agreement. Additionally, Howard B. Bernick entered into a similar support agreement with Alberto-Culver, New Sally and Investor. Accordingly, so long as the Alberto-Culver board of directors is recommending that holders of Alberto-Culver common stock adopt the investment agreement and approve the transactions contemplated by the investment agreement and the investment agreement has not been terminated, approximately 12.82% of the shares of Alberto-Culver common stock outstanding as of the record date for the special meeting is contractually committed to vote for the adoption of the investment agreement and the approval of the transactions contemplated by the investment agreement. See “Additional Agreements Relating to the Transactions” beginning on page [•].

No Appraisal Rights

None of Alberto-Culver, New Alberto-Culver or New Sally stockholders will be entitled to exercise appraisal rights or to demand payment for their shares in connection with the transactions.

Solicitation of Proxies

Alberto-Culver is soliciting proxies for the special meeting. Pursuant to the terms of the investment agreement, all expenses incurred by Alberto-Culver in connection with the solicitation of proxies will be paid by Sally Holdings or New Sally after completion of the transactions, provided, however, that the total fees and expenses to be paid by Sally Holdings or New Sally pursuant to the fee sharing arrangement will not exceed $20 million.

Alberto-Culver expects to solicit proxies primarily by mail, but directors, officers and other employees of Alberto-Culver as well as Morrow & Co. Inc. may also solicit in person or by Internet, telephone or mail.

Alberto-Culver has retained Morrow & Co. Inc. to assist in the solicitation of proxies for a fee of $29,000 plus reasonable out-of-pocket expenses incurred by Morrow & Co. Inc.

Alberto-Culver stockholders should not send stock certificates with their proxies. The exchange agent for the holding company merger will mail transmittal forms with instructions for the surrender of stock certificates of Alberto-Culver common stock to you following completion of the transactions.

THE TRANSACTIONS

Description of the Transactions

Below is a description of the transactions contemplated by the transaction agreements. We urge you to read carefully the investment agreement and the separation agreement which are attached as Annex A and Annex B, respectively, to this proxy statement/prospectus—information statement because they set forth the terms of the transactions. We urge you to read the New Sally amended and restated certificate of incorporation and amended and restated by-laws, the form of New Sally stockholders agreement and the New Alberto-Culver amended and restated certificate of incorporation and amended and restated by-laws, which are attached as Annex D, Annex E, Annex F, Annex G and Annex H, respectively, because they are the primary documents that will govern your rights as holders of common stock of New Sally and New Alberto-Culver, respectively, following the transactions.

Business Entities Involved in the Transactions

Alberto-Culver Company. Alberto-Culver Company, which we refer to as “Alberto-Culver,” a Delaware corporation, is the parent corporation of Sally Holdings, Inc. In addition to the activities of Sally Holdings, described below, Alberto-Culver owns and operates its consumer products business, which manufactures, distributes and markets leading personal care products in the U.S. and internationally. We refer to the business of Alberto-Culver, excluding the business of Sally Holdings, as the “consumer products business.” As described below, following completion of the transactions Alberto-Culver will continue to own and operate the consumer products business but will be a subsidiary of a new publicly-traded company, New Aristotle Holdings, Inc., which will change its name to “Alberto-Culver Company.”

Sally Holdings, Inc. Sally Holdings, Inc., which we refer to as “Sally Holdings,” a Delaware corporation and currently a wholly-owned subsidiary of Alberto-Culver, is a holding company for subsidiaries involved in the beauty supply distribution business, including Sally Beauty Company, Inc., which, together with its affiliates, we refer to as “Sally Beauty Supply,” and Beauty Systems Group, Inc., which, together with its affiliates, we refer to as “Beauty Systems Group” or “BSG.” Sally Holdings is a leading international distributor of professional beauty supplies. Through its Sally Beauty Supply and Beauty Systems Group business units, Sally Holdings operated 3,155 stores and supplied 163 franchised stores in the United States, Puerto Rico, the United Kingdom, Canada, Japan, Germany, Mexico and Ireland, as of June 30, 2006. Sally Holdings has approximately 1,200 professional distributor sales consultants who sell directly to salons across North America. Sally Beauty Supply’s stores offer an extensive selection of hair care products, cosmetics, styling appliances and other beauty items, from leading third-party brands such as Clairol, L’Oreal, Conair and Revlon. BSG’s product offerings include leading third-party brands such as Matrix, Redken, Paul Mitchell, Graham Webb, Rusk, TIGI and Fusion Energy of Beauty, which are intended to be available to consumers exclusively through salons and salon professionals. We refer to the business of Sally Holdings as the “Sally/BSG distribution business.” As described below, following completion of the transactions Sally Holdings will be an indirect, wholly-owned subsidiary of New Sally Holdings, Inc., a new publicly-traded company, which we refer to as “New Sally,” and will continue to own the equity of Sally Beauty Supply and BSG.

New Sally Holdings, Inc. New Sally Holdings, Inc., a Delaware corporation and currently a direct, wholly-owned subsidiary of Alberto-Culver, was formed by Alberto-Culver for the purpose of completing the transactions. Prior to completion of the transactions, New Sally intends to change its name to “Sally Beauty Holdings, Inc.” Following completion of the transactions, New Sally will be a separate, publicly-traded company that will own Sally Holdings, which will continue to own the equity of the companies that own and operate the Sally/BSG distribution business.

New Aristotle Holdings, Inc. New Aristotle Holdings, Inc., which we refer to as “New Alberto-Culver,” a Delaware corporation and currently a direct, wholly-owned subsidiary of New Sally, was formed by New Sally for the purpose of completing the transactions. Following completion of the transactions, New Alberto-Culver will be a separate, publicly-traded company that will own the equity of the companies that own and operate the consumer products business.

New Aristotle Company. New Aristotle Company, which we refer to as “Merger Sub,” a Delaware corporation and currently a direct, wholly-owned subsidiary of New Sally, was formed by New Sally for the purpose of effecting the holding company merger, whereby New Sally will be a publicly-traded company that will own the equity of the companies that own and operate the Sally/BSG distribution business and, prior to completion of the other transactions, the companies that will own and operate the consumer products business.

CDRS Acquisition LLC. CDRS Acquisition LLC, which we refer to as “Investor,” is a Delaware limited liability company organized by Clayton, Dubilier & Rice Fund VII, L.P., which we refer to as the “Fund,” a private investment fund managed by Clayton, Dubilier & Rice, Inc., which we refer to as “CD&R.”

CD&R Parallel Fund VII, L.P. CD&R Parallel Fund VII, L.P., which we refer to as “Parallel Fund,” a Cayman Islands exempted limited partnership, is a private investment fund managed by CD&R and is an affiliate of Investor. Under the investment agreement, Investor may assign to Parallel Fund the right to purchase a portion of Investor’s equity interest in New Sally, which portion will not exceed approximately 0.3% of

New Sally common stock on a fully diluted basis immediately following the conversion.

Overview

On June 19, 2006, Alberto-Culver, Merger Sub, Sally Holdings, New Sally and Investor entered into the investment agreement pursuant to which,

•	Alberto-Culver will separate into two publicly-traded companies: New Alberto-Culver, which will own and operate the consumer products business, and the issued and outstanding common stock of which will be owned 100% by the Alberto-Culver stockholders, and New Sally, which will own and operate the Sally/BSG distribution business, and approximately 52.5% of the common stock of which will be owned by Alberto-Culver stockholders on a fully diluted basis immediately following the conversion;

•	Investor will invest $575 million in New Sally for an equity interest representing approximately 47.5% of New Sally common stock on a fully diluted basis immediately following the conversion;

•	Sally Holdings and/or one or more of its subsidiaries will incur approximately $1.85 billion of indebtedness; and

•	New Sally will use all or a substantial portion of the proceeds of the investment by Investor and the debt incurrence to pay all or a substantial portion of the $25.00 per share special cash dividend to holders of record of New Sally common stock (formerly Alberto-Culver stockholders) other than the New Sally Class A common stock held by Investor.

As a result of completion of the transactions contemplated by the investment agreement,

•	each holder of Alberto-Culver common stock as of the effective time of the holding company merger will have received one share of New Sally common stock for each share of Alberto-Culver common stock held of record, which shares of New Sally common stock in the aggregate, after giving effect to the investment by Investor, will represent approximately 52.5% of the shares of New Sally common stock on a fully diluted basis immediately following the conversion;

•	Investor will have received shares of New Sally common stock that represent approximately 47.5% of the shares of New Sally common stock on a fully diluted basis immediately following the conversion;

•	each holder of record of New Sally common stock (other than the New Sally Class A common stock) as of the record date for the distributions will have received the $25.00 per share special cash dividend; and

•	each holder of New Sally common stock (other than the New Sally Class A common stock) as of the record date for the distributions will have received one share of New Alberto-Culver common stock for each share of New Sally common stock held of record, which shares of New Alberto-Culver common stock in the aggregate will represent 100% of the issued and outstanding shares of New Alberto-Culver common stock immediately following the distributions.

Timing and Structure of the Transactions

To accomplish the results described above, on the terms and subject to the conditions of the transaction agreements, the parties will engage in the following transactions in the order set forth below. Step 1, the declaration of the conditional distributions and the setting of the record date for the distributions, is expected to take place a number of days prior to or on the closing date. Steps 2 through 11 are all expected to occur on the closing date. Step 12, the automatic conversion of the shares of New Sally Class A common stock, will occur on the day following the closing date.

•	Step 1: Declaration of Conditional Distributions and Setting of Record Date. The New Sally board of directors (which, at that time, will be comprised of the then-current directors of Alberto-Culver) will declare two conditional distributions and set the record date for those distributions: the $25.00 per share special cash dividend and the New Alberto-Culver share distribution. The record date for each of these distributions is expected to be 5:00 p.m. Eastern time on the closing date. Because Alberto-Culver and New Sally will instruct the exchange agent for the holding company merger not to permit any transfers of shares of New Sally common stock from the effective time of the holding company merger up to and including the record date for the distributions, each holder of Alberto-Culver common stock that receives shares of New Sally common stock in the holding company merger will also be a holder of record of shares of New Sally common stock as of the record date for the distributions and therefore will receive the $25.00 per share special cash dividend and shares of New Alberto-Culver in the New Alberto-Culver share distribution. Each of the distributions will be subject to the satisfaction or waiver of the conditions set forth in the separation agreement and the investment agreement, including, among other things, the adoption of the investment agreement and the approval of the transactions contemplated by the investment agreement by holders of Alberto-Culver common stock, the receipt of the private letter ruling from the Internal Revenue Service and opinion of counsel as to the tax-free nature of the New Alberto-Culver share distribution and the closing of the financings.

•	Step 2: Holding Company Merger. Alberto-Culver, New Sally and Merger Sub will effect the holding company merger by which Merger Sub will merge with and into Alberto-Culver with Alberto-Culver continuing as the surviving corporation and as a direct, wholly-owned subsidiary of New Sally. In the holding company merger, each issued and outstanding share of Alberto-Culver common stock will automatically convert into one share of New Sally common stock. As a result of the holding company merger, as illustrated in diagram 2 below, New Sally will be a publicly-traded company that will own the equity of the companies that own and operate the consumer products business and the Sally/BSG distribution business.

•	Step 3: Alberto-Culver and Other Conversions. Immediately following the effective time of the holding company merger, Alberto-Culver will convert from a Delaware corporation to a Delaware limited liability company. We refer to this as the “Alberto-Culver LLC conversion.” Certain subsidiaries of New Sally are also expected to convert from Delaware corporations into Delaware limited liability companies.

•	Step 4: Sally Holdings Distribution. Alberto-Culver, now a limited liability company and a direct, wholly-owned subsidiary of New Sally, will distribute the outstanding shares of Sally Holdings capital stock to New Sally, which we refer to as the “Sally Holdings distribution.” Following completion of this distribution, Sally Holdings, which owns the equity of the companies that own and operate the Sally/BSG distribution business, will be a direct, wholly-owned subsidiary of New Sally.

•	Step 5: Alberto-Culver Contribution. New Sally will contribute the membership interests of Alberto-Culver to New Alberto-Culver, which at that time will be a direct, wholly-owned subsidiary of New Sally. We refer to this contribution as the “Alberto-Culver contribution.” Steps 3 through 5 are referred to collectively as the “internal transactions.” Following these transactions, as illustrated in diagram 3 below, New Sally will have two direct, wholly-owned subsidiaries: New Alberto-Culver, which will own the equity of the companies that own and operate the consumer products business, and Sally Holdings, which will own the equity of the companies that own and operate the Sally/BSG distribution business.

wholly-owned subsidiary of New Sally. Each issued and outstanding share of Alberto-Culver common stock will automatically convert into one share of New Sally common stock. Each issued and outstanding share of Merger Sub common stock will automatically convert into one share of common stock of the surviving corporation. As a result of the holding company merger, New Sally will be a publicly-traded company that will own the equity of the companies that own and operate the consumer products business and the Sally/BSG distribution business.

Prior to the effective time of the holding company merger, New Sally’s board of directors will adopt, and Alberto-Culver, as the sole stockholder of New Sally at that time, will approve the New Sally amended and restated certificate of incorporation and amended and restated by-laws, the forms of which are attached as Annex D and Annex E, respectively, to this proxy statement/prospectus—information statement. The New Sally amended and restated certificate of incorporation and amended and restated by-laws will contain provisions that differ from those of Alberto-Culver’s certificate of incorporation and by-laws. See “Comparison of Rights of New Sally, New Alberto-Culver and Alberto-Culver Stockholders” beginning on page [•]. In addition, prior to the closing, New Sally will enter into the stockholders agreement with Investor, Parallel Fund and the Lavin family stockholders.

The Investment by Investor

Immediately following the internal transactions, Investor will purchase from New Sally shares of New Sally Class A common stock for an aggregate purchase price of $575 million, which we refer to as the “equity investment.” The terms of the New Sally Class A common stock provide that shares of such class are not entitled to either of the distributions. At 12:01 a.m. Eastern time on the day following the closing date, each share of New Sally Class A common stock will automatically convert into one share of New Sally common stock, which shares of New Sally common stock in the aggregate will represent approximately 47.5% of the shares of New Sally common stock on a fully diluted basis immediately following the conversion. As discussed under “—Determination of Investment by Investor,” depending on the number of shares of New Sally common stock outstanding and the number of options to purchase New Sally common stock that will be outstanding after the New Alberto-Culver share distribution, the conversion of the New Sally Class A common stock could result in Investor receiving shares of New Sally common stock representing up to 48% of the common stock of New Sally on a basic share outstanding method. In addition, under certain circumstances, Alberto-Culver may be required under the investment agreement and separation agreement to transfer to New Sally cash in an amount intended to reflect the limitations placed on the number of shares of New Sally that Investor may acquire in order not to jeopardize the intended tax-free nature of the New Alberto-Culver share distribution.

Debt Financing

Contemporaneous with the investment by Investor, Sally Holdings and/or one or more of its subsidiaries will incur indebtedness in the aggregate amount of approximately $1.85 billion, which indebtedness we refer to as the “debt financing.” Investor has obtained a commitment letter from Merrill Lynch Capital Corporation, Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services, Inc., Bank of America N.A., JP Morgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc. and certain of their affiliates to provide the debt financing. For a description of the commitment letter and the anticipated terms of the debt financing, see “Anticipated Terms of Financing—Debt Financing,” beginning on page [•].

The Distributions

On or prior to the closing date, New Alberto-Culver’s board of directors will adopt and New Sally, as the sole stockholder of New Alberto-Culver at that time, will approve the New Alberto-Culver amended and restated certificate of incorporation and amended and restated by-laws, the forms of which are attached as Annex G and Annex H, respectively, to this proxy statement/prospectus—information statement. The New Alberto-Culver amended and restated certificate of incorporation and amended and restated by-laws will contain provisions that differ from those of Alberto-Culver’s certificate of incorporation and by-laws. See “Comparison of Rights of New Sally, New Alberto-Culver and Alberto-Culver Stockholders,” beginning on page [•]. Prior to the New

At a special, in-person meeting of the Alberto-Culver board of directors on August 12, 2005, the Alberto-Culver board of directors and management discussed a strategic plan for Alberto-Culver, including a transaction with Regis whereby the Sally/BSG distribution business would be separated from Alberto-Culver and merged into Regis. At the end of this meeting, the Alberto-Culver board of directors authorized management to explore and negotiate a transaction with Regis along those lines. During the period of September 2005 through early January 2006, Alberto-Culver and Regis, with the assistance of their respective advisors, conducted due diligence, negotiated the terms of and prepared agreements for a potential transaction involving Sally Holdings.

On January 10, 2006, Alberto-Culver and Sally Holdings entered into a merger agreement with Regis pursuant to which Alberto-Culver would spin off Sally Holdings and each holder of record of Alberto-Culver common stock would receive one share of Sally Holdings common stock for, and in addition to, each share of Alberto-Culver common stock held as of the record date for the spin-off. The merger agreement provided that Sally Holdings subsequently be merged with and into a wholly-owned subsidiary of Regis with each outstanding share of Sally Holdings common stock being automatically converted into 0.60 of a share of Regis common stock. Prior to the completion of the merger, Sally Holdings would borrow $400 million, which would be distributed to Alberto-Culver. Alberto-Culver had announced it intended to use approximately $280 million of the proceeds after the closing of the merger to pay a $3 per share special one-time cash dividend to Alberto-Culver stockholders.

On April 5, 2006, Alberto-Culver notified Regis that the Alberto-Culver board of directors had unanimously concluded that it could no longer recommend that its stockholders approve the transaction with Regis. The Alberto-Culver board of directors reached this decision after considering, among other things, (i) Regis’ two consecutive earnings shortfall announcements since the execution of the merger agreement, (ii) significant revisions to Regis’ financial forecasts, (iii) uncertainty about Regis’ fiscal 2007 outlook, and (iv) certain differences over operating and governance approaches. The withdrawal of the recommendation followed Alberto-Culver’s unsuccessful efforts to negotiate an upward adjustment to the exchange ratio in light of the reduction in transaction value to Alberto-Culver stockholders and the failure of attempts to clarify operating and board governance matters. Later on that date, Regis notified Alberto-Culver that Regis had terminated the merger agreement.

In the days following the termination of the Regis transaction, Alberto-Culver received a number of unsolicited inquires about a possible sale of, or other transaction involving, the Sally/BSG distribution business. Among those unsolicited calls was a call to Mr. Bernick on April 6, 2006 from Mr. Donald J. Gogel, the President and Chief Executive Officer of CD&R. Investment funds managed by CD&R have invested in several distribution businesses in the past and Mr. Gogel, having learned of the termination of the Regis merger agreement and interested in exploring whether the Sally/BSG distribution business would present an investment opportunity for CD&R-managed funds, contacted Mr. Bernick, whom Mr. Gogel had met years earlier, to discuss the possibility of an investment by a CD&R-managed fund in connection with a spin-off transaction with respect to the Sally/BSG distribution business. Mr. Gogel also asked Mr. Bernick’s permission to discuss the possibility of such a transaction with Goldman Sachs, which Mr. Bernick gave. Later that day, Mr. Gogel called a representative of Goldman Sachs to discuss a possible transaction with respect to Sally Holdings. The other unsolicited inquiries did not lead to substantive discussions with third parties regarding a potential transaction involving Alberto-Culver or the Sally/BSG distribution business. Given the extensive review process engaged in by the Alberto-Culver board of directors prior to signing the Regis transaction, Alberto-Culver and Goldman, at the direction of Alberto-Culver, did not solicit additional inquiries from other third parties.

On April 20, 2006, Mr. Bernick called Mr. Gogel to arrange a meeting with CD&R on the 12th of May, since he was going to be in New York, New York on other business. Mr. Bernick arranged the meeting to discuss various matters, including a possible transaction with respect to Sally Holdings.

On April 26, 2006, the Alberto-Culver board of directors held a regularly scheduled meeting. Also present at this meeting were members of management of Alberto-Culver and representatives of Goldman Sachs and Sidley Austin LLP, counsel to Alberto-Culver. At this meeting the directors discussed strategic alternatives for Alberto-Culver in light of the terminated Regis transaction, including maintaining the status quo of operating both the

Early in the morning of June 19, 2006, Alberto-Culver, Investor and the other parties to the investment agreement executed the investment agreement, and the parties to the separation agreement, the tax allocation agreement, the employee matters agreement and the support agreements executed those agreements. Also that morning, Alberto-Culver and the parties to the severance agreement amendments and termination agreements executed those amendments and agreements. Investor and Merrill Lynch also executed the commitment letter for the debt financing.

Following the execution of the principal transaction agreements, Alberto-Culver issued a press release announcing that it had entered into the definitive investment agreement and the related transaction agreements.

On October 3, 2006, the parties executed amendments to each of the investment agreement, separation agreement, tax allocation agreement and the employee matters agreement. The investment agreement, separation agreement and tax allocation agreement were each amended to reflect the possibility that certain subsidiaries of Sally Holdings may convert to limited liability companies as part of the transactions. In addition, the investment agreement was amended to reflect certain other technical amendments to the mechanics of the transactions, and the separation agreement was amended to entitle New Alberto-Culver to receive the after-tax amount of any interest earned between the closing date of the transactions and the special dividend payment date on the cash held in trust for payment of the special cash dividend to be paid pursuant to the terms of the investment agreement. The amendment to the employee matters agreement amended the provisions of the employee matters agreement dealing with the adjustment of stock options to reflect the manner in which the stock of Alberto-Culver, New Sally and New Alberto-Culver are expected to trade on the New York Stock Exchange in connection with the transactions.

Alberto-Culver’s Reasons for the Transactions; Recommendation of the Alberto-Culver Board of Directors

THE ALBERTO-CULVER BOARD OF DIRECTORS HAS UNANIMOUSLY ADOPTED AND APPROVED THE INVESTMENT AGREEMENT AND DETERMINED THAT THE INVESTMENT AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE INVESTMENT AGREEMENT, INCLUDING THE HOLDING COMPANY MERGER AND THE NEW SALLY SHARE ISSUANCE, ARE ADVISABLE AND IN THE BEST INTERESTS OF ALBERTO-CULVER AND ITS STOCKHOLDERS AND RECOMMENDS THAT ALBERTO-CULVER STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO ADOPT THE INVESTMENT AGREEMENT AND APPROVE THE TRANSACTIONS CONTEMPLATED BY THE INVESTMENT AGREEMENT, INCLUDING THE HOLDING COMPANY MERGER AND THE NEW SALLY SHARE ISSUANCE.

In reaching its decision to adopt and approve the investment agreement and the transactions contemplated by the investment agreement and recommend that Alberto-Culver stockholders adopt the investment agreement and approve the transactions contemplated by the investment agreement, including the holding company merger and the New Sally share issuance, the Alberto-Culver board of directors consulted with Alberto-Culver’s management, as well as its financial and legal advisors, and considered a variety of factors weighing positively in favor of the transactions, including the following:

Elimination of Channel Conflicts. The Alberto-Culver board of directors considered that the consumer products business and the Sally/BSG distribution business compete with the customers and suppliers of the other, which has resulted in a number of difficulties. For example, in the past these channel conflicts have limited the ability of Sally Holdings to actively market its specialty stores against mass market retailers and other customers of the consumer products business and the ability of Alberto-Culver to actively market its products that compete with products of suppliers of the Sally/BSG distribution business. The Alberto-Culver board of directors considered that the separation of Alberto-Culver’s Sally/BSG distribution businesses from its consumer products business would eliminate these difficulties, thereby allowing the Sally/BSG distribution business and the consumer products business to each compete in its market more effectively.

Greater Business Focus. The Sally/BSG distribution business of New Sally, on the one hand, and the consumer products business of New Alberto-Culver, on the other hand, have distinct operating, business and with outside legal counsel and the valuation firm that it will not be able to obtain specified surplus and solvency opinions by April 30, 2007 as described under “The Investment Agreement—Termination of the Investment Agreement”;

•	that the completion of the transactions is subject to, among other things, (i) New Sally obtaining a private letter ruling and New Sally and Alberto-Culver obtaining an opinion of counsel, in each case, with respect to the tax-free nature of the New Alberto-Culver share distribution and (ii) the receipt of surplus and solvency opinions with respect to certain subsidiaries of Alberto-Culver as described under “The Investment Agreement—Conditions to the Completion of the Transactions”;

•	that the Alberto-Culver board of directors has the right to change its recommendation of the transactions if doing so is reasonably necessary to comply with its fiduciary duties to the stockholders of Alberto-Culver under applicable law, and that doing so may result in Alberto-Culver being required to pay Investor a termination fee of $60 million as described under “The Investment Agreement—Covenants—No Solicitation of Acquisition Proposals; Recommendation of Alberto-Culver Board of Directors”;

•	that adverse events with respect to suppliers of Sally Holdings and its subsidiaries, if any, would be carved out from the definition of what constituted a “material adverse effect”;

•	that under specified circumstances either Investor or Alberto-Culver would be required to pay a termination fee if the investment agreement was terminated, including the payment by Investor of a $60 million fee under certain circumstances if the debt financing is not capable of being obtained as described under “The Investment Agreement—Termination of the Investment Agreement”; and

•	the requirement that Investor use its reasonable best efforts to obtain the debt financing as described under “The Investment Agreement—Covenants.”

The Alberto-Culver board of directors also considered the course of negotiations of the transaction agreements.

Alberto-Culver Stockholder Vote. The Alberto-Culver board of directors considered that under the investment agreement it is a condition to completion of the transactions that a majority of the outstanding shares of Alberto-Culver common stock vote to adopt the investment agreement and approve the transactions contemplated by the investment agreement, thereby giving the Alberto-Culver stockholders the opportunity to accept or reject the transactions. The Alberto-Culver board of directors took note of the fact that Mr. Bernick and the Lavin family stockholders would enter into support agreements with Alberto-Culver, New Sally and Investor pursuant to which they would each agree that, so long as the Alberto-Culver board of directors is recommending that holders of Alberto-Culver common stock adopt the investment agreement and approve the transactions contemplated by the investment agreement and the investment agreement has not been terminated, they will vote their shares of Alberto-Culver common stock for approval of the transactions contemplated by the investment agreement. Accordingly, so long as the Alberto-Culver board of directors is recommending that holders of Alberto-Culver common stock adopt the investment agreement and approve the transactions contemplated by the investment agreement and the investment agreement has not been terminated, approximately 12.82% of the shares of Alberto-Culver common stock outstanding as of the record date for the special meeting is contractually committed to vote for the adoption of the investment agreement and the approval of the transactions contemplated by the investment agreement. See “Additional Agreements Relating to the Transactions” beginning on page [•].

Representation on New Sally Board of Directors. The Alberto-Culver board of directors considered that upon completion of the New Alberto-Culver share distribution, Alberto-Culver would have six designees on the New Sally board of directors evenly divided into three classes. The Alberto-Culver board of directors took note of the fact that Investor would also have six designees on the New Sally board of directors, that the chairman of the New Sally board of directors would be an Investor designee and that under the stockholders agreement, for up to ten years following the transactions, Investor would have the right to designate a specified number of individuals to be nominated to serve on the New Sally board of directors based on the percentage ownership of Investor in New Sally.

The following table sets forth the number of shares of restricted stock held by executive officers of Alberto-Culver the vesting of which will accelerate in connection with the transactions, if the transactions were to be completed on September 30, 2006. No shares of restricted stock have been granted to directors in their capacity as such.

RESTRICTED STOCK SUBJECT TO ACCELERATION

Executive Officer	Number of Shares to Vest
Carol L. Bernick	—
Howard B. Bernick	—
John R. Berschied, Jr.	—
William J. Cernugel	—
V. James Marino	1,500
Michael H. Renzulli	—
Gary P. Schmidt	—
Gary G. Winterhalter	1,500

Total	3,000

The following chart sets forth the number of outstanding performance units under the Alberto-Culver 1994 Shareholder Value Incentive Plan, which we refer to as the “Alberto-Culver SVIP.” If the total shareholder return of Alberto-Culver common stock were to rank at the 40th percentile or higher compared to the total shareholder return of companies comprising the S&P 500 for performance through the date of completion of the transaction, outstanding performance units could have a payout as low as $250 per performance unit (starting at the 40th percentile) and as high as $2,000 per performance unit (at the 80th percentile or higher), prorated for the number of years outstanding over three. All performance units were granted on October 1st of the applicable fiscal year. Under the Alberto-Culver SVIP, if the transactions were to close as of September 30, 2006, participants would be entitled to 1/3 of the payout for the fiscal 2006 grants and 2/3 of the payout for the fiscal 2005 grants. No payout will be made with respect to fiscal 2004 grants because Alberto-Culver’s total shareholder return ranked below the 40th percentile.

SHAREHOLDER VALUE INCENTIVE PLAN PERFORMANCE UNITS

Executive Officer	Fiscal 2006 Grant	Fiscal 2005 Grant
Carol L. Bernick	325	325
Howard B. Bernick	775	775
John R. Berschied, Jr.	65	65
William J. Cernugel	115	115
V. James Marino	250	200
Michael H. Renzulli	250	400
Gary P. Schmidt	90	90
Gary G. Winterhalter	250	200

Total	2,120	2,170

Severance Agreement Amendments. Alberto-Culver has entered into amendments to the severance agreements of Mrs. Bernick, John R. Berschied, Jr., the Group Vice President, Global Research and Development of Alberto-Culver, William J. Cernugel, the Senior Vice President and Chief Financial Officer of Alberto-Culver, Mr. Marino and Gary P. Schmidt, the Senior Vice President, General Counsel and Secretary of Alberto-Culver. Under each of these severance agreement amendments, the executive acknowledges that the transactions under the investment agreement and other transaction agreements are not a change in control for

THE INVESTMENT AGREEMENT

The following is a summary of the material terms and provisions of the investment agreement, as amended. All references to the investment agreement are to the investment agreement, as amended. The following summary is qualified in its entirety by reference to the complete text of the investment agreement. The full text of the investment agreement and its amendment are included in this proxy statement/prospectus—information statement as Annexes A-1 and A-2, respectively, and are incorporated herein by reference. We encourage you to read the entire investment agreement.

The Internal Transactions

Upon the terms and subject to the conditions of the investment agreement, the parties will effect the transactions described below in the order set forth below.

The Holding Company Merger

Under the investment agreement and in accordance with the DGCL, Merger Sub will merge with and into Alberto-Culver with Alberto-Culver continuing as the surviving corporation and as a direct, wholly-owned subsidiary of New Sally. In the holding company merger, each issued and outstanding share of Alberto-Culver common stock will automatically convert into one share of New Sally common stock. Each issued and outstanding share of Merger Sub common stock will automatically convert into one share of common stock of the surviving corporation. As a result of the holding company merger, New Sally will be a publicly-traded company that will own the equity of the companies that own and operate the consumer products business and the Sally/BSG distribution business.

Exchange of Shares

In connection with the holding company merger, on or prior to the closing date, New Sally will deposit, or cause to be deposited, with the exchange agent, the shares of New Sally common stock to be issued and delivered in exchange for shares of Alberto-Culver common stock. New Sally will instruct the exchange agent to deliver to each holder of record of shares of Alberto-Culver common stock upon surrender of such shares to the exchange agent a certificate representing an equal number of shares of New Sally common stock into which such shares of Alberto-Culver common stock were converted in the holding company merger.

After the effective time of the holding company merger, there will be no transfers on the stock transfer books of Alberto-Culver of shares of Alberto-Culver common stock. Alberto-Culver and New Sally will instruct the exchange agent for the holding company merger not to permit any transfers of New Sally common stock from the effective time of the holding company merger up to and including the record date for the distributions. Accordingly, each holder of Alberto-Culver common stock that receives shares of New Sally common stock in the holding company merger will also be a holder of record of shares of New Sally common stock as of the record date for the distributions and therefore will receive a portion of the special cash dividend and shares of New Alberto-Culver in the New Alberto-Culver share distribution.

Treatment of Stock Options and Restricted Stock

Each option to purchase shares of Alberto-Culver common stock outstanding immediately prior to the effective time of the holding company merger will be converted in the holding company merger into an option to purchase shares of New Sally common stock. Each New Sally option will have the same terms and conditions as the corresponding Alberto-Culver option to which it relates and will continue to be subject to the same terms and conditions as the applicable Alberto-Culver option plan.

The employee matters agreement provides for (i) the conversion of Alberto-Culver options held by employees of the Sally Group and nonemployee directors of Alberto-Culver who will become directors of New Sally into fully exercisable New Sally options and the adjustment of such options to reflect the distributions and (ii) the conversion of Alberto-Culver options held by employees of the Alberto-Culver Group and Alberto-Culver (including Mr. Renzulli) and nonemployee directors (other than those who will become directors of New Sally) into New Alberto-Culver options that reflect the distributions.

Each outstanding share of restricted stock will become vested in full not later than the first business day after the record date for the distributions. All shares of Alberto-Culver restricted stock will be treated the same as all other outstanding shares of Alberto-Culver common stock in the holding company merger and the distributions.

Effective Time

The effective time of the holding company merger will be the time and date on which the parties will file a certificate of merger with the Secretary of State of the State of Delaware.

New Sally Certificate of Incorporation and By-laws

Prior to the effective time of the holding company merger, New Sally’s board of directors will adopt, and Alberto-Culver, as the sole stockholder of New Sally at that time, will approve the New Sally amended and restated certificate of incorporation and amended and restated by-laws, the forms of which are attached as Annex D and Annex E, respectively, to this proxy statement/prospectus—information statement. The New Sally amended and restated certificate of incorporation and amended and restated by-laws will contain provisions that differ from those of Alberto-Culver’s certificate of incorporation and by-laws. See “Comparison of Rights of New Sally, New Alberto-Culver and Alberto-Culver Stockholders” beginning on page [•].

Alberto-Culver LLC Conversion and Other LLC Conversions

Under the investment agreement and in accordance with the DLLCA, immediately following the effective time of the holding company merger, Alberto-Culver will convert from a Delaware corporation into a Delaware limited liability company. The amendment to the investment agreement provides that upon Investor’s notice certain subsidiaries of New Sally will convert from Delaware corporations into Delaware limited liability companies. The effective time of the Alberto-Culver LLC conversion and the other conversions, if applicable, will be the time and date on which the certificate of conversion(s) and certificate(s) of formation are duly filed with the Secretary of State of the State of Delaware.

Sally Holdings Distribution

Under the investment agreement, immediately following the effective time of the Alberto-Culver LLC conversion and other conversions, if applicable, Alberto-Culver will distribute the outstanding shares of Sally Holdings capital stock to New Sally.

Alberto-Culver Contribution

Under the investment agreement, immediately following the completion of the Sally Holdings distribution, New Sally will contribute all of the outstanding membership interests of Alberto-Culver to New Alberto-Culver. Following these transactions, New Sally will have two direct, wholly-owned subsidiaries: New Alberto-Culver, which will own the equity of the companies that own and operate the consumer products business and Sally Holdings, which will own the equity of the companies that own and operate the Sally/BSG distribution business.

Investment by Investor

Under the investment agreement, immediately following the Alberto-Culver contribution and contemporaneous with the debt financing, Investor will pay New Sally $575 million for shares of New Sally Class A common stock that will automatically convert on a one-for-one basis into shares of New Sally common stock at 12:01 a.m. Eastern time on the day following the closing date, which shares of New Sally common stock will represent approximately 47.5% of the shares of New Sally common stock on a fully diluted basis immediately following the conversion. Immediately following the conversion of the New Sally Class A common stock, the New Sally common stock will be the only class of New Sally capital stock outstanding.

Special Cash Dividend Amount

If the amount required to make the special cash dividend exceeds $2.349 billion, Alberto-Culver will pay to New Sally prior to the distributions an amount equal to such excess. However, if the amount required to make the special cash dividend is less than $2.349 billion, New Sally will pay to Alberto-Culver at closing the amount equal to such shortfall. Based on 93,232,804 Alberto-Culver common shares outstanding as of the record date for the special meeting, New Sally would be required to pay Alberto-Culver approximately $18.2 million.

Covenants

Each party has undertaken certain covenants in the investment agreement concerning the transactions and the conduct of its business from the date of the investment agreement generally until the date of completion of the transactions or termination of the investment agreement. The following summarizes the more significant of these covenants:

No Solicitation of Acquisition Proposals; Recommendation of Alberto-Culver Board of Directors

No Solicitation of Acquisition Proposals. Alberto-Culver has agreed that it will not and will not permit any of its subsidiaries to, and it and its subsidiaries will not permit their respective officers, directors, employees, agents and representatives to, directly or indirectly:

•	solicit, initiate or knowingly encourage any inquiries regarding, or the making of any proposal or offer which constitutes or that would reasonably be expected to lead to, any acquisition proposal, as described below;

•	enter into any letter of intent, agreement in principle, investment agreement, acquisition agreement, option agreement or other agreement related to any acquisition proposal; or

•	participate in any discussions or negotiations regarding, or take any other action knowingly to facilitate any inquiries or the making of any offer or proposal that constitutes, or that would reasonably be expected to lead to any acquisition proposal.

In addition, Alberto-Culver agreed that it and its subsidiaries would, and that it would direct its and its subsidiaries’ respective officers, directors, employees, representatives and agents to, cease and cause to be terminated any activities, discussions or negotiations being conducted on the date of the investment agreement with any persons with respect to any acquisition proposal. Alberto-Culver further agreed that it will notify Investor promptly (but no more than 48 hours later) if, to the knowledge of Alberto-Culver, any acquisition proposal is received by or any discussions or negotiations relating to an acquisition proposal are sought to be initiated or continued with, Alberto-Culver, its subsidiaries, or their officers, directors, employees, representatives or agents. The notice must indicate the name of the person making the acquisition proposal and the material terms and conditions of the acquisition proposal. Alberto-Culver, as a recipient of the acquisition proposal, must also keep Investor informed of the status of the discussions and negotiations. Alberto-Culver also agreed, subject to the fiduciary duties of its directors, to enforce any standstill agreements to which it or any of its subsidiaries is a party.

Surplus and Solvency Opinions

Alberto-Culver agreed to engage a valuation firm of national reputation that is reasonably acceptable to Investor and use its reasonable best efforts to obtain from the valuation firm:

•	if Alberto-Culver requests, an opinion dated the date the board of directors (or similar body) of Alberto-Culver declares and effects the Sally Holdings distribution in form and substance reasonably satisfactory to the board of directors (or similar body) of Alberto-Culver and addressed to the members of the board of directors (or similar body) of Alberto-Culver as to the surplus (or similar concept under the DLLCA) of Alberto-Culver in connection with the declaration of the Sally Holdings distribution;

•	an opinion dated the date the board of directors of New Sally declares the New Alberto-Culver share distribution and the special cash dividend and an opinion dated the date or dates on which the New Alberto-Culver share distribution and the special cash dividend are paid in form and substance reasonably satisfactory to the board of directors of New Sally and addressed to the members of the board of directors of New Sally as to the surplus of New Sally in connection with the declaration of the New Alberto-Culver share distribution and the special cash dividend;

•	an opinion dated the date the board of directors (or similar body) of Sally Holdings declares and effects any cash dividends to New Sally that may be made in order for New Sally to pay the special cash dividend in form and substance reasonably satisfactory to the board of directors (or similar body) of Sally Holdings and addressed to the members of the board of directors (or similar body) of Sally Holdings as to the surplus (or similar concept under the DLLCA) of Sally Holdings in connection with the declaration of such dividends;

•	an opinion dated the date the board of directors (or similar body) of Beauty Systems Group, Inc. declares and effects any cash dividends to Sally Holdings that may be made in order for New Sally to pay the special cash dividend in form and substance reasonably satisfactory to the board of directors (or similar body) of Beauty Systems Group, Inc. and addressed to the members of the board of directors (or similar body) of Beauty Systems Group, Inc. as to the surplus (or similar concept under the DLLCA) of Beauty Systems Group, Inc. in connection with the declaration of such dividends;

•	an opinion dated the date the board of directors (or similar body) of Sally Beauty Company, Inc. declares and effects any cash dividends to Sally Holdings that may be made in order for Sally to pay the special cash dividend in form and substance reasonably satisfactory to the board of directors (or similar body) of Sally Beauty Company, Inc. and addressed to the members of the board of directors (or similar body) of Sally Beauty Company, Inc. as to the surplus (or similar concept under the DLLCA) of Sally Beauty Company, Inc. in connection with the declaration of such dividends; and

•	an opinion dated the date the board of directors of New Sally declares the New Alberto-Culver share distribution and the special cash dividend and opinion dated the date or dates on which the New Alberto-Culver share distribution and the special cash dividend are paid in form and substance reasonably satisfactory to the board of directors of New Sally and addressed to the members of the board of directors of New Sally as to the solvency of New Sally and its subsidiaries immediately after giving effect to the transactions.

Stockholders Agreement

Prior to the closing, New Sally and Investor will take all necessary actions to execute and deliver to each other and to the Lavin family stockholders the stockholders agreement. See “Additional Agreements Relating to the Transactions—Stockholders Agreement” beginning on page [•].

Representations and Warranties

The investment agreement contains representations and warranties made by Investor to Alberto-Culver, New Sally and Sally Holdings. The investment agreement also contains representations and warranties made by each of Alberto-Culver and Sally Holdings to Investor with respect to Sally Holdings.

•	the New Sally board of directors in form and substance reasonably acceptable to such board with respect to the surplus of New Sally and the solvency of New Sally and its subsidiaries;

•	the Sally Holdings board of directors in form and substance reasonably acceptable to such board with respect to the surplus of Sally Holdings; and

•	receipt by New Sally of a favorable Internal Revenue Service ruling to the effect that the New Alberto-Culver share distribution will constitute a tax-free distribution under Section 355 of the Internal Revenue Code and receipt by New Sally and Alberto-Culver of an opinion of Sidley Austin (or another law firm of national standing) stating that the New Alberto-Culver share distribution will constitute a tax-free distribution under Section 355 of the Internal Revenue Code.

Conditions to Obligations of Investor to Effect the Transactions

Investor’s obligation to complete the transactions under the investment agreement that are to occur on the closing date is also subject to the satisfaction or waiver of the following additional conditions:

•	certain specified representations and warranties of Alberto-Culver, Sally Holdings and New Sally regarding organization, capital structure, authority, brokers or finders and assets/services, must be true and correct as of the date of completion of the transactions as though made on and as of the date of completion of the transactions, except to the extent such representations and warranties speak solely as of the date of the investment agreement or as of another date (in which case such representations and warranties will be true and correct only as of such date(s));

•	all other representations and warranties of Alberto-Culver, Sally Holdings and New Sally, disregarding qualifications as to materiality or material adverse effect, must be true and correct as of the date of completion of the transactions as though made on the date of completion of the transactions, except to the extent such representations and warranties speak solely as of the date of the investment agreement or as of another date (in which case such representations and warranties will be true and correct only as of such date(s)), other than such failures to be true and correct that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Sally Holdings;

•	except with respect to the agreements and covenants to use reasonable best efforts to maintain relationships with suppliers and to obtain the consent of any suppliers under contracts with such suppliers with respect to the transactions, the performance or compliance of each of Alberto-Culver, Sally Holdings and New Sally with all agreements and covenants required to be performed by it under the investment agreement that are qualified as to materiality or material adverse effect and the performance or compliance in all material respects with all other agreements and covenants required to be performed by it under the investment agreement that are not so qualified;

•	the authorization of the payment by New Sally to CD&R of the $30 million transaction fee;

•	the continued full force and effect of the transaction agreements (other than the investment agreement) and the full performance and compliance in all material respects by each of Alberto-Culver, New Sally and Sally Holdings with all its obligations under the transaction agreements (other than the investment agreement) at or prior to the closing date; and

•	the absence of any material adverse effect on Sally Holdings since the execution of the investment agreement.

Conditions to Obligations of Alberto-Culver, Sally Holdings and New Sally to Effect the Transactions

Alberto-Culver’s, Sally Holdings’ and New Sally’s obligations to complete the transactions under the investment agreement that are to occur on the closing date is also subject to the satisfaction or waiver of the following additional conditions:

•

certain specified representations and warranties of Investor regarding organization, authority, financing and brokers or finders, disregarding qualifications as to materiality or material adverse effect, must be of any relevant stock exchange requires further stockholder approval may be made to the investment agreement without obtaining further approval. All amendments to the investment agreement must be in writing and signed by each party. As of October 3, 2006, the parties entered into an amendment to the investment agreement, the full text of which is included as Annex A-2 to this proxy statement/prospectus—information statement.

Fees and Expenses

The investment agreement provides that upon the closing of the transactions, New Sally or Sally Holdings will pay to:

•	Investor an amount equal to all of the expenses incurred by Investor related to the transactions, which Investor has estimated to be approximately $27.1 million;

•	CD&R the transaction fee in the amount of $30 million;

•	Alberto-Culver an amount equal to expenses incurred by Alberto-Culver and its subsidiaries (including New Sally and Sally Holdings) relating to the transactions (except for certain expenses of trademark registration in connection with the Alberto-Culver LLC conversion described in “The Transactions”), up to a maximum of $20 million; and

•	Alberto-Culver 50% of the expenses related to specified tax studies to be prepared pursuant to the investment agreement, which 50% has been estimated to be approximately $123,000.

The investment agreement also provides that Sally Holdings or New Sally will bear any costs or expenses incurred in relation to the financing, including the reasonable and documented expenses of Alberto-Culver, New Sally, Sally Holdings and their subsidiaries.

Restrictions on Resales by Affiliates

The issuance of New Sally common stock to Alberto-Culver stockholders in the holding company merger will be registered under the Securities Act. Accordingly, the shares of New Sally common stock issued in the holding company merger may be traded freely and without restriction by stockholders who are not deemed to be affiliates of New Sally. Any subsequent transfer of these shares by any affiliate of New Sally at the time that Alberto-Culver’s stockholders adopt the investment agreement must:

•	be registered under the Securities Act;

•	comply with Rule 145 promulgated under the Securities Act (permitting limited sales under specified circumstances); or

•	otherwise be exempt from registration under the Securities Act.

An “affiliate” of New Sally is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, New Sally. These restrictions are expected to apply to the directors and executive officers of Alberto-Culver and New Sally and any holder of 10% or more of Alberto-Culver common stock (and to certain relatives or the spouse of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest, including the Lavin family stockholders).

Alberto-Culver has agreed to use its reasonable best efforts to cause each person who is an affiliate of New Sally (for the purposes of Rule 145 under the Securities Act) to deliver to New Sally an executed, written agreement concerning compliance with the Securities Act at least 15 days prior to the closing date.

THE SEPARATION AGREEMENT

The following is a summary of the material terms and provisions of the separation agreement, as amended. All references to the separation agreement are to the separation agreement, as amended. The following summary is qualified in its entirety by reference to the complete text of the separation agreement. The full text of the separation agreement and its amendment are included in this proxy statement/prospectus—information statement as Annexes B-1 and B-2, respectively, and are incorporated herein by reference. We urge you to read the entire separation agreement.

General

The separation agreement among Alberto-Culver, Sally Holdings, New Alberto-Culver and New Sally provides for, among other things, the principal corporate transactions required to effect the special cash dividend and the New Alberto-Culver share distribution and other specified terms governing the relationship between Alberto-Culver and New Alberto-Culver, on the one hand, and Sally Holdings and New Sally, on the other hand, with respect to or in consequence of the special cash dividend and the New Alberto-Culver share distribution.

We refer to Alberto-Culver and New Alberto-Culver as the “Alberto-Culver Parties” and Sally Holdings and New Sally as the “Sally Parties.” We refer to the Alberto-Culver Parties and their subsidiaries (excluding the Sally Group) as the “Alberto-Culver Group” and the Sally Parties and their subsidiaries as the “Sally Group.”

Actions Prior to the Distributions

A number of days prior to the closing date, the New Sally board of directors (which, at that time, will be comprised of the then-current directors of Alberto-Culver) will declare the distributions and set the record date for the distributions, subject to the satisfaction or waiver of the conditions set forth in the separation agreement. The record date for each of these distributions is expected to be 5:00 p.m. Eastern time on the closing date.

Prior to the distributions, Sally and Alberto-Culver will cause the number of authorized shares of New Alberto-Culver common stock to equal or exceed the number of shares of New Sally common stock issued and will cause the number of shares of New Alberto-Culver common stock outstanding to be increased to equal the number of shares of New Sally common stock outstanding as of the date set by the New Sally board to determine holders of record of New Sally common stock entitled to receive the special cash dividend and shares of New Alberto-Culver common stock in the New Alberto-Culver share distribution.

Prior to the distributions, New Sally will enter into an agreement with a distribution agent (which will also be the exchange agent for the holding company merger) with respect to the distributions. At or prior to the time of the distributions, New Sally will deliver to the distribution agent cash to be distributed to effect the special cash dividend and shares of New Alberto-Culver common stock sufficient to effect the New Alberto-Culver share distribution.

The Distributions

Subject to the terms and conditions of the separation agreement, at the time established by the New Sally board of directors, which will be on the closing date and after 5:00 p.m. Eastern time, New Sally will effect the cash dividend by instructing the distribution agent to pay to holders of record of New Sally common stock (other than New Sally Class A common stock) as of the record date for the distributions, the $25.00 per share special cash dividend.

Immediately following the time of the special cash dividend, New Sally will effect the New Alberto-Culver share distribution by instructing the distribution agent to record in the stock transfer records of New Alberto-Culver the distribution of one share of New Alberto-Culver common stock to each holder of New Sally common stock (other than the New Sally Class A common stock) as of the record date for the distributions for each share

•	the enforcement by members of the Sally Group and each of their respective representatives of their rights to be indemnified, defended and held harmless under the separation agreement; and

•	the use by any member of the Alberto-Culver Group of any trademarks or other source identifiers owned by any member of the Sally Group.

Indemnification by Sally Holdings

Under the terms of the separation agreement, the Sally Parties will and will cause the other members of the Sally Group to indemnify the Alberto-Culver Group members and each of their respective representatives from and against all losses relating to any of the following:

•	all Sally Group liabilities whether such losses are based upon, arise out of or relate to events, occurrences, actions, omissions, facts, circumstances or conditions occurring, existing or asserted before, at or after the distributions;

•	the enforcement by members of the Alberto-Culver Group and each of their respective representatives of their rights to be indemnified, defended and held harmless; and

•	the use by any member of the Sally Group of any trademarks or other source identifiers owned by any member of the Alberto-Culver Group.

The indemnification provisions set forth in the separation agreement do not apply to any indemnification or other claims relating to taxes. Instead, these indemnification obligations are covered in the tax allocation agreement. See “Additional Agreements Relating to the New Alberto-Culver Share Distribution—Tax Allocation Agreement” beginning on page [•].

Under the separation agreement, Alberto-Culver Group liabilities means:

•	all liabilities of any member of the Alberto-Culver Group under, or for which any member of the Alberto-Culver Group is expressly made responsible pursuant to, any transaction agreement;

•	all liabilities of any member of the Alberto-Culver Group to the extent based upon, arising out of or resulting from the consumer products business or businesses disposed of by any member of the Alberto-Culver Group;

•	all liabilities of any member of the Alberto-Culver Group or the Sally Group with respect to indebtedness for borrowed money (other than, in the case of the Sally Group, letters of credit and capital leases, in each case entered into in the ordinary course of business consistent with past practice) outstanding immediately prior to the time of the distributions, including under the $120 million aggregate principal amount of 6.375% debentures due 2028 and Alberto-Culver’s revolving credit facility, but excluding any indebtedness with respect to the debt financing; and

•	all liabilities of any member of the Sally Group to the extent based upon, arising out of or resulting from the consumer products business or businesses disposed of by any member of the Alberto-Culver Group, in each case, regardless of whether such liability existed prior to, at or after the time of the distributions.

Under the separation agreement, Sally Group liabilities means:

•	all liabilities of any member of the Sally Group under, or for which any member of the Sally Group is expressly made responsible pursuant to, any transaction agreement;

•	all liabilities of any member of the Sally Group to the extent based upon, arising out of or resulting from the Sally/BSG distribution business or businesses disposed of by any member of the Sally Group;

•	all liabilities of any member of the Alberto-Culver Group to the extent based upon, arising out of or resulting from the Sally/BSG distribution business or businesses disposed of by any member of the Sally Group; and

•	all liabilities of any member of the Sally Group to the extent based upon, arising out of or resulting from the conversion of certain subsidiaries of New Sally into Delaware limited liability companies, in each case, regardless of whether such liability existed prior to, at or after the time of the distributions.

Termination

If the investment agreement is terminated, Alberto-Culver may terminate the separation agreement.

Amendments

The separation agreement cannot be amended except by a written agreement executed by the parties to the separation agreement, except that, unless the investment agreement has been terminated, any such amendment will be subject to the prior written consent of Investor, which consent may not be unreasonably withheld, delayed or conditioned. As of October 3, 2006, the parties entered into an amendment to the separation agreement, the full text of which is included as Annex B-2 to this proxy statement/prospectus—information statement.

Fees and Expenses

All costs and expenses of Alberto-Culver and Sally Holdings related to the negotiation, preparation, execution and delivery of the separation agreement, the investment agreement and the other agreements related to the transactions will be paid in accordance with the provisions regarding fees and expenses set forth in the investment agreement.

ADDITIONAL AGREEMENTS

RELATING TO THE NEW ALBERTO-CULVER SHARE DISTRIBUTION

The Alberto-Culver Parties and the Sally Parties have entered into an employee matters agreement and a tax allocation agreement, as amended, in connection with the transactions contemplated by the investment agreement and separation agreement. All references to the employee matters agreement and the tax allocation agreement are to such agreements, as amended. The material terms of the employee matters and tax allocation agreements are summarized below. The descriptions of the employee matters agreement and the tax allocation agreement are qualified in their entirety by reference to the complete text of these agreements and their respective amendments, which are incorporated by reference into this document. The employee matters agreement and its amendment are filed as exhibits to the Registration Statement of which this proxy statement/prospectus—information statement is a part. The tax allocation agreement and its amendment are included in this proxy statement/prospectus—information statement as Annexes C-1 and C-2, respectively. We urge you to read the employee matters agreement and the tax allocation agreement.

Employee Matters Agreement

The employee matters agreement generally provides that at the time of the New Alberto-Culver share distribution, New Sally and Sally Holdings will assume the liabilities and obligations of Alberto-Culver with respect to employees of the Sally Group and New Alberto-Culver and Alberto-Culver will retain the liabilities and obligations with respect to the employees of the Alberto-Culver Group. In addition, the employee matters agreement provides for (i) the conversion of Alberto-Culver options held by employees of the Sally Group and nonemployee directors of Alberto-Culver who will become directors of New Sally into fully exercisable New Sally options and the adjustment of such options to reflect the distributions and (ii) the conversion of Alberto-Culver options held by employees of the Alberto-Culver Group and Alberto-Culver (including Mr. Renzulli) and nonemployee directors (other than those who will become directors of New Sally) into New Alberto-Culver options that reflect the distributions.

Employee Matters

The employee matters agreement provides that each Sally Group employee will remain an employee of the Sally Group and each Alberto-Culver Group employee will remain an employee of the Alberto-Culver Group immediately following the time of the distributions. None of the transactions contemplated by the employee matters agreement, the separation agreement or the investment agreement is intended to entitle any current or former Sally Group or Alberto-Culver Group employee to termination or severance benefits other than payments or benefits with respect to employees who separate from service in connection with the transactions and are entitled to a termination or separation benefits on account of such termination. Under the employee matters agreement, Alberto-Culver agreed to indemnify Sally Holdings in the event that any current or former Sally Group employee obtains a final non-appealable judgment (as determined by Alberto-Culver) entitling that employee to severance benefits solely as a result of the distributions or any of the other transactions contemplated by the employee matters agreement, the separation agreement or the investment agreement, provided that Alberto-Culver will be under no such obligation for any Sally Group employee whose employment is terminated after the time of the distributions. Alberto-Culver also agreed to reimburse Sally Holdings for its reasonable expenses in connection with any appeal of a nonfinal judgment.

Welfare Plans

Pursuant to the employee matters agreement, Sally Holdings and its subsidiaries will no longer be participating employers in the welfare plans sponsored by Alberto-Culver effective as of the time of the distributions. Participation in the welfare plans sponsored by Alberto-Culver will cease for current and former Sally Group employees. With respect to any Sally Holdings welfare plans in which current or former Sally Group employees participate after the distributions that provide benefits similar to those provided under the Alberto-Culver welfare plans prior to the distributions, Sally Holdings will cause those welfare plans to recognize all pre-distribution coverage and contribution elections made by its current and former employees under those Alberto-Culver welfare plans. Sally Holdings agreed to retain sole responsibility for all liabilities incurred under

•	all confidentiality and non-compete agreements between Sally Holdings or any of its subsidiaries and current or former Alberto-Culver Group employees, and independent contractors (provided that Alberto-Culver, New Alberto-Culver, Sally Holdings and New Sally will enjoy the rights and benefits thereunder);

•	all wages, salaries, ordinary compensation and commissions payable to current or former Alberto-Culver Group employees after the distributions, whether earned before or after the distributions, other than amounts earned for services as an employee of Sally Holdings or any of its subsidiaries;

•	all bonus and incentive compensation payment obligations, if any, payable after the distributions to Alberto-Culver Group employees; and

•	all liabilities and obligations of Alberto-Culver with respect to claims made by or with respect to current or former Alberto-Culver Group employees relating to non-ERISA benefit arrangements and not specifically assumed or retained by Sally Holdings.

Incentive Plans. Sally Holdings agreed to assume sole responsibility for all bonus and incentive compensation payment obligations earned by current and former Sally Group employees as of completion of the distributions under the Alberto-Culver 1994 Shareholder Value Incentive Plan, the Alberto-Culver Management Incentive Plan and the Alberto-Culver Executive Deferred Compensation Plan. Alberto-Culver agreed that it will remit cash equal to the after-tax costs of all payment obligations with respect to the acceleration of awards under these plans to Sally Holdings after the distributions.

Equity Compensation Plans. Under the employee matters agreement, each Alberto-Culver option held by a current or former Sally Group or Alberto-Culver Group employee or a current or former member of the Alberto-Culver board of directors that is outstanding as of the time of the distributions will convert into a New Sally option. Each New Sally option will have the same terms and conditions as the corresponding Alberto-Culver option from which it was converted, provided that all references to “Alberto-Culver Company” will be changed to “New Sally Holdings, Inc.” As described below, each New Sally option will then be either adjusted to reflect the distributions or converted into a New Alberto-Culver option.

Pursuant to the employee matters agreement, each New Sally option held by a current or former Alberto-Culver Group employee, Mr. Renzulli or a current or former member of the Alberto-Culver board of directors (other than non-employee directors who will serve as independent directors of New Sally after the distributions) will convert into a fully exercisable New Alberto-Culver option and the number of shares of New Alberto-Culver common stock subject to such option and the per share exercise price of such option will be fixed in a way that maintains the intrinsic value of the related New Sally option and does not increase the ratio of the per share exercise price of the related New Sally option to the value of one share of Alberto-Culver common stock on the closing date. Pursuant to the employee matters agreement, each New Alberto-Culver option will have the same terms and conditions as the corresponding New Sally option from which it was converted, provided that all references to “New Sally Holdings, Inc.,” after the time of the distributions, will be changed to “Alberto-Culver Company.”

The employee matters agreement provides that each New Sally option held by a current or former New Sally employee (other than Mr. Renzulli) or a person who will serve as an independent director of New Sally after the distributions will become fully exercisable and will be adjusted to reflect the distributions. The number of shares of New Sally common stock subject to such adjusted option and the per share exercise price of such adjusted option will be fixed in a way that maintains the intrinsic value of the New Sally option and does not increase the ratio of the per share exercise price of the New Sally option to the value of one share of Alberto-Culver common stock on the closing date.

Alberto-Culver agreed to take actions to ensure that any restricted stock held by Alberto-Culver and Sally employees will become fully vested no later than the first business day after the record date of the distributions.

expenses up to $1 million incurred by Alberto-Culver in enforcing the limited guarantee. The limited guarantee will terminate at the earlier of (i) the closing of the transactions and (ii) the first anniversary of the termination of the investment agreement if, as of such date, Alberto-Culver has not presented a claim for payment under the limited guarantee.

Stockholders Agreement

Prior to the closing, New Sally, Investor, Parallel Fund and the Lavin family stockholders will enter into the stockholders agreement. The stockholders agreement contains, among other things, provisions with respect to:

•	the governance of New Sally;

•	restrictions on the ability of Investor and Parallel Fund to dispose of their shares of New Sally common stock prior to the second anniversary of the closing date;

•	restrictions on the ability of the Lavin Family stockholders to dispose of their shares of New Sally common stock prior to the first anniversary of the closing date; and

•	registration rights for Investor, Parallel Fund and the Lavin family stockholders.

Governance Matters

The stockholders agreement provides that:

•	initially the New Sally board of directors will be evenly divided into three classes, each composed of two Investor designees and non-Investor designees (initially the directors designated by Alberto-Culver pursuant to the investment agreement);

•	New Sally will take all actions necessary to provide that the initial Investor designees and the initial non-Investor designees included in Class I of the New Sally board of directors on the closing date are nominated for reelection to the New Sally board of directors at the 2007 annual meeting of stockholders of New Sally;

•	following the 2007 annual meeting of stockholders of New Sally until the earlier of the tenth anniversary of the closing date and the termination of the stockholders agreement, so long as the ownership percentage of Investors’ and its affiliates’ and their permitted transferees’ shares of New Sally common stock in the aggregate equals or exceeds the percentages set forth in the table below, Investor will have the right to designate for nomination to the New Sally board of directors, a number of individuals set forth opposite the applicable percentage:

Ownership Percentage	Number of Investor Designees
45% or greater	six individuals

less than 45% but equal to or greater than 35%	four individuals

less than 35% but equal to or greater than 25%	three individuals

less than 25% but equal to or greater than 15%	two individuals

less than 15% but equal to or greater than 5%	one individual

•

until the earlier of the tenth anniversary of the closing date and the termination of the stockholders agreement, the Investor designees will have the right to designate for nomination or appointment to the

New Sally board of directors the individual to replace any Investor designee upon his retirement, disqualification or removal (other than removal for cause) so long as Investor has the right to designate such a member of the New Sally board of directors under the ownership percentages described above;

•	until the 2007 annual meeting of stockholders of New Sally, the non-Investor designees will have the right to designate for appointment to the New Sally board of directors the individual to replace any non-Investor designee upon his retirement, disqualification or removal (other than removal for cause);

•	the New Sally board of directors will have an audit committee, compensation committee, nominating and corporate governance committee, executive committee and finance committee, each of which will have four members at least two of whom will be Investor designees;

•	that all of the members of the New Sally audit committee, compensation committee and nominating and corporate governance committee will be independent of New Sally under the rules of the New York Stock Exchange; and

•	an Investor designee will chair the compensation committee, nominating and corporate governance committee and finance committee and all other committees will be chaired by a non-Investor designee.

The governance provisions of the stockholders agreement will terminate upon the earlier to occur of the tenth anniversary of the closing date and the date of termination of the stockholders agreement.

Restrictions on Investor’s Ability to Dispose of New Sally Stock

The stockholders agreement provides that prior to the first anniversary of the closing date, none of Investor, Parallel Fund or any of their transferees will, directly or indirectly, transfer or dispose of any shares of New Sally common stock, except:

•	to the Fund (including the Fund’s beneficial owners) under specified circumstances or to an affiliate of Investor (including its beneficial owners);

•	in connection with the registration of New Sally common stock pursuant to a request by the designated representative of the Lavin family stockholders under the stockholders agreement;

•	in connection with specified change in control transactions with respect to New Sally; or

•	in any transaction approved by a majority of the directors that are independent directors under the rules of the New York Stock Exchange.

The stockholders agreement provides that following the first anniversary of the closing date and prior to the second anniversary of the closing date, none of Investor, Parallel Fund or any of their transferees will, directly or indirectly, dispose of any shares of New Sally common stock, except:

•	if such disposition is permitted under any of the exceptions described above; or

•	following such disposition, Investor, the Fund or any of their transferees in the aggregate has at least 35% of the combined voting power of New Sally common stock entitled to vote in the election of directors.

The stockholders agreement also contains certain restrictions on the ability of the Lavin family stockholders to dispose of their shares of New Sally common stock.

Registration Rights

The stockholders agreement provides for five demand registration rights for Investor and two demand registration rights for the Lavin family stockholders that will permit Investor, Parallel Fund and their transferees or the Lavin family stockholders, as applicable, to register the sale of their shares of New Sally common stock

•	the distribution of approximately 92,905,595 shares of New Alberto-Culver common stock in connection with the New Alberto-Culver share distribution;

•	the receipt of all of the cash of Sally Holdings other than the amount described under “The Separation Agreement—Covenants”; and

•	the removal of the operations of Sally Holdings.

The share numbers and dollar and settlement amounts are based on Alberto-Culver share numbers and balances as of June 30, 2006.

Regardless of the exact legal order of the various transactions, items that impact New Sally are reflected in the unaudited condensed pro forma consolidated financial statements of New Sally and items that impact New Alberto-Culver are reflected in the unaudited condensed pro forma consolidated financial statements of New Alberto-Culver.

The pro forma adjustments are based upon available information and assumptions that management of New Alberto-Culver believes are reasonable; however, such adjustments are subject to change. In addition, such adjustments are estimates and may not prove to be accurate.

The unaudited condensed pro forma consolidated statements of earnings presented below do not reflect any one-time charges or changes in certain costs expected to result from the transactions. Non-recurring charges related to the transaction have been excluded from the unaudited condensed pro forma consolidated statements of earnings in accordance with Regulation S-X. The estimated pre-tax, one-time charges that have been excluded include $14.1 million related to the accelerated vesting of equity-based awards, $9.4 million of severance benefits for Mr. Bernick and $3.0 million of transaction expenses. In addition, the unaudited condensed pro forma consolidated statements of earnings do not give effect to reductions in certain costs New Alberto-Culver expects to occur associated with operating as a stand-alone company.

The unaudited condensed pro forma consolidated financial statements are for illustrative purposes only and do not reflect what New Alberto-Culver’s consolidated financial position or results of operations would have been had the transactions occurred on the dates indicated and are not indicative of New Alberto-Culver’s future financial position and future results of operations. The consolidated financial statements of New Alberto-Culver will reflect the effects of the transactions only from the date of completion of the transactions.

The unaudited condensed pro forma consolidated financial statements should be read in conjunction with the accompanying notes and the other financial information included or incorporated by reference elsewhere in this proxy statement/prospectus—information statement.

MANAGEMENT OF NEW ALBERTO-CULVER

Directors and Executive Officers

New Alberto-Culver expects that its board of directors following the transactions will be comprised of at least 10 directors, at least a majority of whom will be considered independent under the independence requirements of the New York Stock Exchange.

Set forth below is information concerning those persons that New Alberto-Culver expects to become its directors and executive officers as of the closing date. New Alberto-Culver expects that its board of directors will be divided into three classes as nearly equal in number as possible. For more information, see “Certain Anti-Takeover Effects of Provisions of New Alberto-Culver’s Certificate of Incorporation and By-Laws and of Delaware Law” beginning on page [•].

Name	Age	Position
Carol L. Bernick	54	Chairman of the Board of Directors
V. James Marino	56	President, Chief Executive Officer and Director
John R. Berschied, Jr.	63	Group Vice President, Global Research and Development
William J. Cernugel	63	Senior Vice President and Chief Financial Officer
Richard Gerstein	41	Chief Marketing Officer
Richard J. Hynes	58	Senior Vice President
Richard Mewborn	47	Vice President, Worldwide Operations
Gary P. Schmidt	55	Senior Vice President, General Counsel and Secretary
A.G. Atwater, Jr.	63	Director
James G. Brocksmith, Jr.	65	Director
Governor Jim Edgar	60	Director
King Harris	63	Director
Leonard H. Lavin	86	Director
Robert H. Rock, D.B.A.	56	Director
Sam J. Susser	66	Director
William W. Wirtz	77	Director

Carol L. Bernick will be the executive Chairman of the Board of Directors of New Alberto-Culver. Prior to the transactions, she served as Chairman of the Alberto-Culver board of directors since October 2004 and has served as the director of Alberto-Culver since 1984. She served as President of Alberto-Culver USA, Inc., a wholly-owned subsidiary of Alberto-Culver, from 1994 to October 2004; as Vice Chairman of Alberto-Culver from 1998 to October 2004; as President of Alberto-Culver Consumer Products Worldwide, a division of Alberto-Culver, from June 2002 to October 2004; as Assistant Secretary of Alberto-Culver from 1990 to October 2004; and as President of Alberto-Culver North America, formerly a division of Alberto-Culver, from 1998 to June 2002. Mrs. Bernick is the wife of Howard B. Bernick and the daughter of Leonard H. Lavin.

V. James Marino will be New Alberto-Culver’s President and Chief Executive Officer, as well as a director of New Alberto-Culver. Prior to the transactions, Mr. Marino served as the President of Alberto-Culver Consumer Products Worldwide since October 2004. From July 2002 to October 2004, Mr. Marino served as the President of Alberto Personal Care Worldwide, a division of Alberto-Culver. From 2000 to July 2002, he served as Group Vice President of Marketing, Alberto-Culver North America.

John R. Berschied, Jr., will be New Alberto-Culver’s Group Vice President, Global Research and Development. Prior to the transactions, Mr. Berschied served as the Group Vice President, Global Research and Development of Alberto-Culver since May 2000.

William J. Cernugel will be New Alberto-Culver’s Senior Vice President and Chief Financial Officer. Prior to the transactions, Mr. Cernugel served as the Senior Vice President and Chief Financial Officer of Alberto-Culver since May 2000. From 1993 to May 2000, he served as Senior Vice President, Finance.

Richard Gerstein will be New Alberto-Culver’s Chief Marketing Officer. Prior to the transactions, Mr. Gerstein served as the Chief Marketing Officer of Alberto Personal Care Worldwide since April 2005. From 2001 to April 2005, he served as Chief Executive Officer of reflect.com.

Richard J. Hynes will be New Alberto-Culver’s Senior Vice President. Prior to the transactions, Mr. Hynes served as Senior Vice President of Alberto Personal Care Worldwide, a division of Alberto-Culver since October 2002. From September 2001 to October 2002, he served as Group Vice President of Alberto Personal Care.

Richard Mewborn will be New Alberto-Culver’s Vice President, Worldwide Operations. Prior to the transactions, Mr. Mewborn served as Vice President of Worldwide Operations since August 2003. From December 2001 to August 2003, he served as Latin American Regional Supply Director for Reckitt Benckiser. Prior to that, Mr. Mewborn served as North American Manufacturing Vice President for Reckitt Benckiser since December 1999.

Gary P. Schmidt will be New Alberto-Culver’s Senior Vice President, General Counsel and Secretary. Prior to the transactions, Mr. Schmidt served as the Senior Vice President, General Counsel and Secretary of Alberto-Culver, since January 2005. From January 2004 to January 2005, he served as the Senior Vice President, General Counsel and Assistant Secretary of Alberto-Culver. Prior to that, Mr. Schmidt served as the Vice President, General Counsel and Assistant Secretary of Alberto-Culver since 1997.

A. G. Atwater, Jr., will be a director of New Alberto-Culver. Prior to the transactions, he served as a director of Alberto-Culver since 1995. In June 2002, Mr. Atwater retired as President and Chief Executive Officer of Amurol Confections, a specialty confections manufacturer and a wholly-owned associated company of the Wm. Wrigley Jr. Company, in which position he served for longer than five years prior to June 2002.

James G. Brocksmith, Jr., will be a director of New Alberto-Culver. Prior to the transactions, he served as a director of Alberto-Culver since October 2002. Mr. Brocksmith has been an independent business consultant for longer than the past five years. From 1990 to 1996, Mr. Brocksmith was the Deputy Chairman and Chief Operating Officer for the U.S. Operations of KPMG Peat Marwick LLP, a predecessor of KPMG LLP. Mr. Brocksmith is also a director of AAR Corp., Nationwide Financial Services, Inc. and Sempra Energy.

Governor Jim Edgar will be a director of New Alberto-Culver. Prior to the transactions, he served as a director of Alberto-Culver since October 2002. He has served as a Distinguished Fellow at the University of Illinois’ Institute of Government and Public Affairs where he is a teacher and lecturer since 1999. Governor Edgar served as the Governor of Illinois from 1991 through 1999. Governor Edgar is also a director of Horizon Group Properties, Inc., DWS Scudder Chicago Board, John B. Sanfilippo & Son, Inc. and Youbet.com, Inc. Governor Edgar is a member of the Economic Club of Chicago and the Commercial Club. He is also a member of the Board of the Chicago Council on Global Affairs.

King Harris will be a director of New Alberto-Culver. Prior to the transactions, he served as a director of Alberto-Culver since July 2002. Mr. Harris has served as the Chairman of Harris Holdings, Inc., a private investment firm since 2000 and is a consultant to Honeywell International. From 1987 through 2000, he served as the President and Chief Executive Officer of Pittway Corporation (now the Automation and Control Products Business of Honeywell International). Mr. Harris is the Non-Executive Chairman of the Board of AptarGroup, Inc.

Leonard H. Lavin will be Chairman Emeritus and a director of New Alberto-Culver. Mr. Lavin is a founder of Alberto-Culver and was Chairman Emeritus of Alberto-Culver since October 2004. He has served as a

The New Alberto-Culver compensation and leadership committee will be governed by the New Alberto-Culver compensation and leadership development committee charter, which will be adopted by the New Alberto-Culver board of directors and will be available at New Alberto-Culver’s website at www.alberto.com.

Nominating/Governance Committee

The New Alberto-Culver nominating/governance committee is expected to be composed of at least three members, including Governor Jim Edgar, Chairman, King Harris and Robert H. Rock, each of whom New Alberto-Culver expects will be considered independent under the independence requirements of the New York Stock Exchange. The function of the New Alberto-Culver nominating/governance committee will be to, among other things:

•	identify and recommend to the New Alberto-Culver board of directors, individuals qualified to be directors of New Alberto-Culver, consistent with criteria approved by the New Alberto-Culver board of directors, for either appointment to the board or to stand for election at a meeting of stockholders;

•	develop and recommend to the New Alberto-Culver board of directors corporate governance guidelines for New Alberto-Culver; and

•	oversee the evaluation of the New Alberto-Culver board of directors and management.

The New Alberto-Culver nominating/governance committee will be governed by the New Alberto-Culver nominating/governance committee charter, which will be adopted by the New Alberto-Culver board of directors and will be available on New Alberto-Culver’s website at www.alberto.com.

Corporate Governance

Communications with the Board of Directors

After the transactions, any holder of New Alberto-Culver stock who desires to contact the New Alberto-Culver board of directors may do so by mailing any communications directly to the attention of the presiding director at New Alberto-Culver’s headquarters in Melrose Park, Illinois. The presiding director will determine what, if any, actions need be taken with respect to each communication including discussing such matters with only the non-management directors, a specific committee or the full board of directors. A new presiding director (i) will be appointed automatically at each meeting of the New Alberto-Culver board of directors in alphabetical order among all non-employee directors, and (ii) will act as chairman during such meeting during the time in which employee directors are not present, and will remain as the presiding director until the next meeting of the New Alberto-Culver board of directors.

Nomination of Directors

The New Alberto-Culver board of directors is responsible for nominating directors for election by the New Alberto-Culver stockholders and filling any vacancies on the New Alberto-Culver board of directors that may occur. The New Alberto-Culver nominating/governance committee will be responsible for identifying individuals the committee believes are qualified to become New Alberto-Culver board members. New Alberto-Culver anticipates that the nominating/governance committee will consider recommendations for director nominees from a wide variety of sources, including other members of the board, management, stockholders, and, if deemed appropriate, from professional search firms. The nominating/governance committee will take into account the applicable requirements for directors under the Exchange Act and the listing standards of the New York Stock Exchange. In addition, New Alberto-Culver anticipates that the nominating/governance committee may take into consideration such other factors and criteria as it deems appropriate in evaluating a candidate, including such candidate’s judgment, skill, integrity, and business and other experience.

Director Qualifications

In order to be recommended by the New Alberto-Culver nominating/governance committee, New Alberto-Culver expects that the New Alberto-Culver nominating/governance committee will adopt a policy providing that the candidate for director must, at a minimum, have integrity, be committed to act in the best interest of all of New Alberto-Culver’s stockholders, and be able and willing to devote the required amount of time to New Alberto-Culver’s affairs, including attendance at New Alberto-Culver board of director meetings. In addition, the candidate cannot jeopardize the independence of a majority of the New Alberto-Culver board of directors.

New Alberto-Culver also expects that the New Alberto-Culver nominating/governance committee will adopt a policy providing that the candidate should preferably also have the following qualifications: business experience, demonstrated leadership skills, experience on other boards and skill sets which add to the value of New Alberto-Culver’s businesses.

Director Independence

New Alberto-Culver expects that, to assist the New Alberto-Culver board of directors in making the determination of whether a director is independent under the independence requirements of the New York Stock Exchange, the New Alberto-Culver board of directors will adopt categorical independence standards, which are expected to include and will state a director will not be independent if:

•	The director is, or has been within the last three years, an employee of Alberto-Culver or New Alberto-Culver, or an immediate family member is, or has been within the last three years, an executive officer of Alberto-Culver or New Alberto-Culver.

•	The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $100,000 in direct compensation from Alberto-Culver or New Alberto-Culver, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

•	The director:

•	or an immediate family member is a current partner of a firm that is New Alberto-Culver’s internal or external auditor;

•	is a current employee of such a firm;

•	has an immediate family member who is a current employee of such a firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or

•	or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on Alberto-Culver or New Alberto-Culver’s audit within that time.

•	The director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of New Alberto-Culver’s present executive officers at the same time serves or served on that company’s compensation committee.

•	The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payment to, or received payments from, Alberto-Culver or New Alberto-Culver for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1.0 million, or 2% of such other company’s consolidated gross revenues.

New Alberto-Culver may add one or more categorical standards.

Code of Ethics, Code of Business Conduct and Ethics and Governance Guidelines

New Alberto-Culver expects that it will adopt a code of ethics that will apply to the Chief Executive Officer, Chief Financial Officer and Corporate Controller. Upon adoption, New Alberto-Culver will provide copies of such code of ethics to any person, without charge, upon written request to the Corporate Secretary.

payment system. With respect to deferrals, non-employee directors will be able to defer their Director Fees in unfunded company accounts which are equivalent to a company common stock fund or other investment funds.

Employment Agreement

On December 6, 2004, Alberto-Culver, which will be a subsidiary of New Alberto-Culver following completion of the transactions, entered into an employment agreement with Mr. Lavin, which agreement was amended on April 27, 2005 (as amended, the “Employment Agreement”). Pursuant to the Employment Agreement, Mr. Lavin is paid an annual salary of one dollar. As an employee, Mr. Lavin is entitled to elect health, dental, life and short-term disability insurance, has an office and secretary and will be paid for his outstanding fiscal year 2004 SVIP units at the time such payouts, if any, are made. He will have access to the corporate airplane during times that it is not being used for business and will not be required to reimburse Alberto-Culver for such use. Mr. Lavin is entitled to receive a full-time security person at no expense and will be reimbursed for all approved, reasonable business expenses. In addition, Alberto-Culver and Mr. Lavin agreed to cancel his severance agreement dated December 4, 1996, as amended. Furthermore, Mr. Lavin received a lump sum payment on December 8, 2004 of $4.0 million, less applicable withholding taxes, under his key executive deferred compensation agreement dated January 30, 1987. This lump sum payment was fully accrued by Alberto-Culver in prior years. The Employment Agreement was effective as of October 1, 2004 and expires five years thereafter, unless renewed by the mutual agreement of the parties. In fiscal 2006, Mr. Lavin’s personal use of Alberto-Culver’s airplane totaled $141,107, calculated based on the incremental cost to Alberto-Culver of such use. The applicable Standard Industry Fare Level value of those flights was added to Mr. Lavin’s earnings for income tax purposes. In addition, there will be no payouts for his outstanding fiscal year 2004 SVIP units. See “Compensation of Executive Officers of New Alberto-Culver” beginning on page [•].

Between October 1, 2004 and November 15, 2005, Bernice E. Lavin, formerly a director and Vice Chairman and a founder of Alberto-Culver and the wife of Mr. Lavin, received $731,225, less applicable withholding taxes, under her key executive deferred compensation agreement dated January 30, 1987. Under her key executive deferred compensation agreement, she was entitled to receive, as a final lump sum payment, the amount of $1,131,269, less applicable withholding taxes, upon reaching her 80th birthday in November 2005. This balance, net of applicable withholding taxes which Alberto-Culver paid on November 30, 2005, is currently being paid to Mrs. Lavin in the amount of $25,667 semi-monthly with the last payment expected to be made on January 31, 2007.

COMPENSATION OF EXECUTIVE OFFICERS OF NEW ALBERTO-CULVER

Historical Compensation of Executive Officers

The following table contains compensation information for the person to be named New Alberto-Culver’s Chief Executive Officer and four other most highly compensated persons who New Alberto-Culver currently believes will be named executive officers of New Alberto-Culver upon completion of the transactions. The determination of the four most highly compensated persons was based on employment with Alberto-Culver for the year ended September 30, 2006. New Alberto-Culver will refer to these executive officers as the “New Alberto-Culver named executive officers.” All of the information included in this table reflects compensation earned by the New Alberto-Culver named executive officers for services rendered to Alberto-Culver and its subsidiaries. Unless the context suggests otherwise, references to “restricted stock” and “stock options” mean shares of Alberto-Culver common stock and options to purchase Alberto-Culver common stock, respectively. Amounts shown are for individuals in their last position with Alberto-Culver and do not necessarily reflect the compensation which these individuals will earn in their new capacities as executive officers of New Alberto-Culver.

SUMMARY COMPENSATION TABLE

Name and Principal Position		Annual Compensation			Long-Term Compensation			All other Compensation ($)
					Awards		Payouts
	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation(2) ($)	Restricted Stock Awards(3) ($)	Securities Underlying Options(4) (#)	LTIP Payouts(5) ($)
Carol L. Bernick Chairman	2006 2005 2004	650,000 650,000 1,000,000	(1 657,000 1,256,000)	132,089 147,240 123,779	0 0 0	80,000 79,000 90,000	0 0 640,000	73,049 354,919 374,807	(6)

V. James Marino President and Chief Executive Officer	2006 2005 2004	531,250 475,000 357,750	(1 650,000 550,000)	0 0 0	0 0 0	50,000 43,000 33,000	0 0 140,000	40,825 184,901 134,971	(7)

John Berschied, Jr. Group Vice President, Global Research and Development	2006 2005 2004	332,500 325,000 322,750	(1 325,000 258,000)	0 0 0	0 0 0	15,000 15,000 17,250	0 0 110,000	25,501 63,150 90,081	(8)

William J. Cernugel Senior Vice President and Chief Financial Officer	2006 2005 2004	399,000 386,250 371,250	(1 274,000 407,000)	0 0 0	0 0 0	23,000 22,500 24,750	0 0 180,000	40,023 141,941 123,443	(9)

Richard J. Hynes Senior Vice President	2006 2005 2004	356,500 342,750 330,250	(1 600,000 455,000)	0 0 0	0 0 0	22,000 21,500 23,700	0 0 150,000	32,108 57,566 94,360	(10)

(1)	At the time of the mailing of this proxy statement/prospectus—information statement, the annual bonuses for the persons to be named executive officers of New Alberto-Culver had not yet been determined for fiscal year 2006.
(2)	In 2006, 2005 and 2004, the amount includes $112,089, $132,240 and $117,356, respectively, for the personal use of Alberto-Culver’s airplane.
(3)	On September 30, 2006, Messrs. Hynes and Marino held 2,625 and 1,500 shares of restricted stock, respectively, with a market value of $132,799 and $75,885, respectively. Dividends are paid on shares of restricted stock.
(4)	The number of securities underlying the options granted has been adjusted to reflect the 50% stock dividend paid on February 20, 2004.
(5)

Represents long-term incentive plan payments under the Alberto-Culver 1994 Shareholder Value Incentive Plan, which we refer to as the “Alberto-Culver SVIP.” For the three-year performance period ended September 30, 2006, the total stockholder return on Alberto-Culver’s common stock, which we refer to as the “Alberto-Culver’s TSR,” was 32.16% placing it in the 37.8th percentile of the Standard & Poor’s 500

Index with no corresponding payout per unit. For the three-year performance period ended September 30, 2005, Alberto-Culver’s TSR was 37.01%, placing it in the 31.7th percentile of the Standard & Poor’s 500 Index with no corresponding payout per unit. For the three-year performance period ended September 30, 2004, Alberto-Culver’s TSR was 104.07%, placing it in the 87th percentile of the Standard & Poor’s 500 Index with a corresponding payout per unit of $2,000 under the Alberto-Culver SVIP.

(6)	The amount includes $4,140 of imputed income from life insurance; $6,263 of matching contributions to the Alberto-Culver 401(k) Savings Plan; and $62,646 of contributions pursuant to the Alberto-Culver Executive Deferred Compensation Plan. As of the time of the mailing of this proxy statement/prospectus-information statement, the amount of the fiscal year 2006 profit sharing contribution had not yet been determined. If the fiscal year 2006 profit sharing contribution as a percentage of salary is the same as fiscal year 2005, Mrs. Bernick will receive a contribution to the Alberto-Culver Profit Sharing Plan of $15,178 and $158,572 of additional contributions pursuant to the Alberto-Culver Executive Deferred Compensation Plan.
(7)	The amount includes $6,854 of imputed income from life insurance; $6,263 of matching contributions to the Alberto-Culver 401(k) Savings Plan; and $27,708 of contributions pursuant to the Alberto-Culver Executive Deferred Compensation Plan. As of the time of the mailing of this proxy statement/prospectus-information statement, the amount of the fiscal year 2006 profit sharing contribution had not yet been determined. If the fiscal year 2006 profit sharing contribution as a percentage of salary is the same as fiscal year 2005, Mr. Marino will receive a contribution to the Alberto-Culver Profit Sharing Plan of $15,178 and $70,197 of additional contributions pursuant to the Alberto-Culver Executive Deferred Compensation Plan.
(8)	The amount includes $6,588 of imputed income from life insurance; $6,263 of matching contributions to the Alberto-Culver 401(k) Savings Plan; and $12,650 of contributions pursuant to the Alberto-Culver Executive Deferred Compensation Plan. As of the time of the mailing of this proxy statement/prospectus-information statement, the amount of the fiscal year 2006 profit sharing contribution had not yet been determined. If the fiscal year 2006 profit sharing contribution as a percentage of salary is the same as fiscal year 2005, Mr. Berschied will receive a contribution to the Alberto-Culver Profit Sharing Plan of $15,178 and $32,343 of additional contributions pursuant to the Alberto-Culver Executive Deferred Compensation Plan.
(9)	The amount includes $7,569 of imputed income from life insurance; $6,263 of matching contributions to the Alberto-Culver 401(k) Savings Plan; and $26,191 of contributions pursuant to the Alberto-Culver Executive Deferred Compensation Plan. As of the time of the mailing of this proxy statement/prospectus-information statement, the amount of the fiscal year 2006 profit sharing contribution had not yet been determined. If the fiscal year 2006 profit sharing contribution as a percentage of salary is the same as fiscal year 2005, Mr. Cernugel will receive a contribution to the Alberto-Culver Profit Sharing Plan of $15,178 and $66,927 of additional contributions pursuant to the Alberto-Culver Executive Deferred Compensation Plan.
(10)	The amount includes $4,599 of imputed income from life insurance; $6,263 of matching contributions to the Alberto-Culver 401(k) Savings Plan; and $21,246 of contributions pursuant to the Alberto-Culver Executive Deferred Compensation Plan. As of the time of the mailing of this proxy statement/prospectus-information statement, the amount of the fiscal year 2006 profit sharing contribution had not yet been determined. If the fiscal year 2006 profit sharing contribution as a percentage of salary is the same as fiscal year 2005, Mr. Hynes will receive a contribution to the Alberto-Culver Profit Sharing Plan of $15,178 and $53,954 of additional contributions pursuant to the Alberto-Culver Executive Deferred Compensation Plan.

Stock Option Grants

The following table contains information relating to the Alberto-Culver stock option grants made during the fiscal year ended September 30, 2006 to the New Alberto-Culver named executive officers. The options are subject to the terms of the Alberto-Culver Employee Stock Option Plan of 2003. In connection with the transaction, New Alberto-Culver intends to adopt the Alberto-Culver Employee Stock Option Plan of 2006 and options to purchase Alberto-Culver common stock that are outstanding immediately prior to the holding company merger will be converted into fully exercisable options to purchase New Sally common stock and such options that are held by the New Alberto-Culver employees, including the New Alberto-Culver named executive officers, will be converted into options to purchase New Alberto-Culver common stock and will be adjusted in connection with the transactions.

Stock Option Exercises

The following table contains information relating to the exercise of options to purchase Alberto-Culver common stock by the New Alberto-Culver named executive officers during the fiscal year ended September 30, 2006, as well as the number and value of their unexercised, in-the-money options to purchase Alberto-Culver common stock as of September 30, 2006.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR

AND FISCAL YEAR-END OPTION VALUES

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-The-Money Options at Fiscal Year-End (1) ($) Exercisable/ Unexercisable
Carol L. Bernick	0	$0	313,500/141,750	$5,842,970/1,103,071
V. James Marino	0	$0	103,750/67,250	$ 1,326,932/469,273
John Berschied, Jr.	51,000	$1,262,949	43,687/23,063	$ 536,345/168,213
William J. Cernugel	31,125	$581,527	42,687/34,688	$ 433,707/251,531
Richard J. Hynes	26,300	$324,657	23,550/33,175	$ 246,519/240,588

(1)	Based on the respective average of the high and low trading price of Alberto-Culver common stock ($50.60 per share) on September 29, 2006, the last trading day of the fiscal year.

Long-Term Incentive Awards

The following table contains information relating to the grant of performance units under the Alberto-Culver SVIP during the fiscal year ended September 30, 2006 to the New Alberto-Culver named executive officers.

LONG-TERM INCENTIVE PLAN

AWARDS IN LAST FISCAL YEAR

Name	Number of Shares, Units or Other Rights (#) (1)	Performance or Other Period Until Maturation or Payout	Estimated Future Payouts Under Non-Stock Price-Based Plans
			Threshold ($)	Target ($)	Maximum ($)
Carol L. Bernick	325	3 years	$81,250	$325,000	$650,000
V. James Marino	250	3 years	$62,500	$250,000	$500,000
John Berschied, Jr.	65	3 years	$16,250	$65,000	$130,000
William J. Cernugel	115	3 years	$28,750	$115,000	$230,000
Richard J. Hynes	100	3 years	$25,000	$100,000	$200,000

(1)	Awards under the Alberto-Culver SVIP are made in the form of performance units, each unit having a payout value of $250 if the threshold performance level is attained, $1,000 if the target performance level is attained and $2,000 if the maximum performance level is attained. Units will have no value if the threshold performance level is not attained. In the event of a change in control, payouts of awards may be reduced (but not below zero) under certain circumstances, so as not to constitute “excess parachute payments” within the meaning of the Internal Revenue Code.

Performance units were granted at the beginning of fiscal year 2006 for the three-year performance period ending September 30, 2008. At the time the performance units were granted, the Alberto-Culver

RELATED PARTY TRANSACTIONS OF NEW ALBERTO-CULVER

A son of Mrs. Bernick and Mr. Bernick is a former employee of Alberto-Culver and while an employee received cash compensation during fiscal year 2006 in the amount of $49,922 and a grant of stock options to purchase 1,000 shares of Alberto-Culver common stock. All of the options terminated when he left Alberto-Culver. As an employee, he also received benefits that are available generally to employees and which provide for the same allocation of benefits between management and non-management participants.

In addition, Alberto-Culver agreed to reimburse the Lavin family stockholders for up to $100,000 of specified expenses and fees incurred by the Lavin family stockholders in connection with the transactions. Alberto-Culver made a similar agreement with the Lavin family stockholders with respect to the terminated transaction with Regis, pursuant to which Alberto-Culver paid $587,123 of fees and expenses incurred by the Lavin family stockholders in connection with the terminated transaction with Regis.

In addition, Alberto-Culver agreed to reimburse Mr. Bernick for up to $25,000 of legal fees and expenses incurred in connection with the negotiation and execution of his termination agreement. Alberto-Culver made a similar agreement with Mr. Bernick with respect to the terminated transaction with Regis, pursuant to which Alberto-Culver paid $70,789 of fees and expenses of Mr. Bernick.

For fiscal year 2006, Mr. Bernick (i) received a salary of $1,550,000, (ii) was granted 180,000 options to purchase Alberto-Culver common stock and 775 units under the Alberto-Culver SVIP, (iii) had $4,140 of imputed income from life insurance, (iv) matching contributions under the Alberto-Culver 401(k) savings plan of $6,263 and (v) $157,809 of contributions pursuant to the Alberto-Culver Executive Deferred Compensation Plan. In addition, in fiscal year 2006, Mr. Bernick’s personal use of Alberto-Culver’s airplane totaled $177,023, calculated based on the incremental cost to Alberto-Culver of such use. At the time of the mailing of this proxy statement/prospectus—information statement, annual bonuses under the Alberto-Culver MIP, of which Mr. Bernick is a participant, had not yet been determined and the amount of the fiscal year 2006 profit sharing contribution had not yet been determined. If the fiscal year 2006 profit sharing contribution as a percentage of salary is the same as fiscal year 2005, Mr. Bernick will receive a contribution to the Alberto-Culver Profit Sharing Plan of $15,178 and $397,804 of additional contributions pursuant to the Alberto-Culver Executive Deferred Compensation Plan.

OWNERSHIP OF COMMON STOCK OF NEW ALBERTO-CULVER

The following table sets forth the anticipated beneficial ownership of New Alberto-Culver common stock immediately following the transactions by each of New Alberto-Culver’s directors and named executive officers, each person who will be a beneficial owner of 5% or more of New Alberto-Culver’s outstanding shares of common stock and all directors and executive officers as a group, based upon information available to New Alberto-Culver concerning ownership of Alberto-Culver common stock on September 30, 2006 (unless another date is indicated). Unless otherwise indicated, the mailing address of each of these persons is New Aristotle Holdings, Inc., c/o Alberto-Culver Company, 2525 Armitage Avenue, Melrose Park, Illinois 60160, (708) 450-3000. As used in this proxy statement/prospectus—information statement, “beneficial ownership” means that a person has, or may have within 60 days, the sole or shared power to vote or direct the voting of a security and/or the sole or shared investment power with respect to a security (i.e., the power to dispose or direct the disposition of a security). The number of shares of Alberto-Culver common stock covered by options subject to conversion will not equal the number of shares of New Alberto-Culver common stock covered by options to be issued to each individual upon completion of the transactions. Pursuant to the employee matters agreement, each Alberto-Culver option held by a current or former Sally Group or Alberto-Culver Group employee or a current or former member of the Alberto-Culver board of directors that is outstanding as of the time of the distributions will convert into an option to purchase New Sally common stock. Each such option will then, in the case of current or former Alberto-Culver Group employees, Mr. Renzulli or a member of the Alberto-Culver board of directors (other than non-employee directors who will serve as independent directors of New Sally after the distributions), be converted into an option to purchase New Alberto-Culver common stock. The number of shares of New Alberto-Culver common stock subject to such option and the per share exercise price of such option will be fixed in a way that maintains the intrinsic value of the related New Sally option and does not increase the ratio of the per share exercise price of the related New Sally option to the value of one share of Alberto-Culver common stock on the closing date. For the number of shares of restricted stock held by executive officers and which will become fully vested in connection with the consummation of the transaction see “The Transactions—Interests of Certain Persons in the Transactions” beginning on page [•].

Name	Shares to be Owned(1)		Alberto-Culver Options Beneficially Owned Subject to Conversion(1)		Percent of Class(2)
Carol L. Bernick	4,566,634	(3)	455,250	(12)	5.36%
V. James Marino	36,901	(4)	171,000		*
William J. Cernugel	78,856	(5)	77,375		*
Richard J. Hynes	26,695	(6)	56,725		*
John R. Berschied, Jr.	13,504	(7)	66,750		*
A.G. Atwater, Jr.	15,756		18,750		*
James G. Brocksmith	—		22,500		*
Governor Jim Edgar	—		22,500		*
King Harris	7,500		26,250		*
Leonard H. Lavin	7,771,211	(8)	—		8.34%
Robert H. Rock, D.B.A.	3,022	(9)	18,750		*
Sam Susser	3,037		30,000		*
William W. Wirtz	903,937	(10)	10,313		*
Neuberger Berman, LLC	6,644,877	(11)	—		7.13%
All directors and executive officers as a group (16 persons)	13,459,444	(13)	1,115,838		15.45%

(1)	Except as otherwise noted, the directors and named executive officers, and all directors and executive officers as a group, have sole voting power and sole investment power over the shares listed. As all outstanding options will become fully exercisable in connection with the transactions all outstanding options are listed in the second column without regard to their vesting schedules.

(2)	An asterisk indicates that the percentage of common stock projected to be beneficially owned by the named individual does not exceed one percent of our common stock.
(3)	Includes 1,357,331 shares held as trustee of a trust for the benefit of Mrs. Bernick’s sister; 609,859 shares held as co-trustee of a trust for the benefit of herself and her children; 1,972,568 shares held as trustee or co-trustee of trusts for the benefit of Mrs. Bernick; 320,040 shares held as trustee of trusts for the benefit of certain of Mrs. Bernick’s relatives; 150,300 shares held as co-trustee of a trust for the benefit of Mrs. Bernick for which she shares voting and investment power with Bernice E. Lavin; 4,386 shares held as general partner of a partnership, in her capacity as trustee of a trust for her benefit, for which she shares voting power with Mr. Lavin and Mrs. Lavin, 13,050 shares held as a participant in the Alberto-Culver Company Employees’ Profit Sharing Plan (the “Profit Sharing Plan”) and 139,100 shares held by the Bernick Family Foundation of which Mrs. Bernick is a director and the President. Does not include 5,758,144 shares held as limited partner of a partnership and 1,000,000 shares held in trusts, in each case in her capacity as co-trustee of trusts for the benefit of Mr. and Mrs. Lavin; and 1,013,067 shares owned by the Lavin Family Foundation of which Mrs. Bernick is a director and an officer. In addition, does not include shares reported as owned by Mr. Lavin. Does not include 638,004 shares owned by Mr. Bernick. Of the shares reported as beneficially owned by Mrs. Bernick, 4,414,484 shares are subject to the Support Agreement.
(4)	Includes 900 shares held jointly with Mr. Marino’s wife and 1,500 shares of restricted stock that will vest in connection with the transactions.
(5)	Includes 23,758 shares held as a participant in the Profit Sharing Plan.
(6)	Includes 270 shares held as a participant in the Alberto-Culver 401(k) Savings Plan and 2,625 shares of restricted stock that will vest in connection with the transactions.
(7)	Includes 1,393 shares held as a participant in the Profit Sharing Plan and 3,322 shares held as a participant in the Alberto-Culver 401(k) Savings Plan.
(8)	Includes 1,013,067 shares owned by the Lavin Family Foundation of which Mr. Lavin is a director and the president and shares voting and investment power with Mrs. Lavin and Mrs. Bernick; 5,758,144 shares held as limited partner of a partnership, in his capacity as co-trustee of trusts with Mrs. Lavin and Mrs. Bernick for the benefit of Mr. Lavin and Mrs. Lavin, for which Mr. Lavin shares voting power with Mrs. Lavin and Mrs. Bernick and has no investment power; 500,000 shares held as co-trustee of a trust with Mrs. Lavin and Mrs. Bernick for the benefit of Mrs. Lavin for which Mr. Lavin shares voting and investment power with Mrs. Lavin and Mrs. Bernick; 500,000 shares held as co-trustee of a trust with Mrs. Bernick for the benefit of Mr. Lavin for which Mr. Lavin shares voting and investment power with Mrs. Bernick. Does not include 4,386 shares held as limited partner of a partnership, in his capacity as co-trustee of a trust for his benefit. In addition, does not include shares reported as owned by Mrs. Bernick. Of the shares reported as beneficially owned by Mr. Lavin, 6,758,144 shares are subject to the Support Agreement.
(9)	Includes 1,050 shares held jointly with Mr. Rock’s wife.
(10)	Includes 873,000 shares owned by Wirtz Corporation, of which Mr. Wirtz is President and a director.
(11)	This information is based on a Schedule 13G filed by Neuberger Berman, LLC (“NB”) and reflects NB’s holdings as of December 31, 2005. NB’s address is 605 Third Avenue, New York, NY 10158-0180.
(12)	Does not include 1,047,500 shares subject to employee stock options held by Mr. Bernick.
(13)	Includes 40,998 shares held as participants in the Profit Sharing Plan; and 13,493 shares held as participants in the Alberto-Culver 401(k) Savings Plan. Such persons have shared voting power as to 8,078,241 shares and shared investment power as to 2,320,097 shares. In addition, includes 10,375 shares of restricted stock that will vest in connection with the transactions. Holders of restricted stock have sole voting rights but no dispositive rights with respect to those shares that have not vested.

DESCRIPTION OF NEW ALBERTO-CULVER CAPITAL STOCK

Overview

The following is a description of the New Alberto-Culver amended and restated certificate of incorporation and amended and restated by-laws which will become effective prior to the New Alberto-Culver share distribution. The following descriptions of New Alberto-Culver capital stock and provisions of the New Alberto-Culver amended and restated certificate of incorporation and amended and restated by-laws are summaries of their material terms and provisions and are qualified by reference to the New Alberto-Culver amended and restated certificate of incorporation and amended and restated by-laws, which are attached as Annex G and Annex H, respectively, to this proxy statement/prospectus—information statement. The descriptions do not purport to be complete statements of the provisions of New Alberto-Culver’s amended and restated certificate of incorporation and amended and restated by-laws. You must read those documents for complete information on the terms of New Alberto-Culver’s capital stock. The descriptions reflect changes to the capital structure, certificate of incorporation and by-laws that will be in effect prior to the New Alberto-Culver share distribution.

Authorized Capital Stock

Immediately following the New Alberto-Culver share distribution, New Alberto-Culver’s authorized capital stock will consist of 300,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. On the record date for the Alberto-Culver special meeting, 93,232,804 shares of Alberto-Culver common stock were outstanding. If the same number of shares of Alberto-Culver common stock are outstanding as of the closing date, approximately 93,232,804 shares of New Alberto-Culver common stock will be outstanding immediately following the New Alberto-Culver share distribution.

Common Stock

Holders of New Alberto-Culver common stock will be entitled to one vote for each share held on all matters submitted to a vote of New Alberto-Culver stockholders. Accordingly, holders of a majority of the shares of New Alberto-Culver common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of New Alberto-Culver common stock will not be entitled to cumulative voting rights.

Holders of New Alberto-Culver common stock will be entitled to receive any dividends that may be declared by the New Alberto-Culver board of directors, subject to any preferential dividend rights of outstanding preferred stock. In the event of liquidation, dissolution or winding up, holders of New Alberto-Culver common stock will be entitled to receive proportionately any of the assets remaining after the payment of liabilities and subject to the prior rights of any outstanding New Alberto-Culver preferred stock.

The holders of New Alberto-Culver common stock will have no preemptive rights. The rights, preferences and privileges of holders of New Alberto-Culver common stock will be subject to, and may be adversely affected by, the rights of holders of shares of any outstanding New Alberto-Culver preferred stock.

New Alberto-Culver intends to file an application to have its common stock authorized for listing on the New York Stock Exchange under the symbol “ACV.”

Computershare will serve as the transfer agent and registrar for New Alberto-Culver’s common stock.

Preferred Stock

The New Alberto-Culver amended and restated certificate of incorporation will provide that the New Alberto-Culver board of directors has the authority, without further vote or action by the New Alberto-Culver

CERTAIN ANTI-TAKEOVER EFFECTS OF PROVISIONS OF NEW ALBERTO-CULVER’S CERTIFICATE OF INCORPORATION AND BY-LAWS AND OF DELAWARE LAW

A number of provisions in the New Alberto-Culver amended and restated certificate of incorporation and amended and restated by-laws and under the DGCL may make it more difficult to acquire control of New Alberto-Culver. These provisions may have the effect of discouraging a future takeover attempt not approved by the New Alberto-Culver board of directors but which individual New Alberto-Culver stockholders may deem to be in their best interests or in which stockholders may receive a substantial premium for their shares over then current market prices. As a result, New Alberto-Culver stockholders who might desire to participate in such a transaction may not have an opportunity to do so. In addition, these provisions may adversely affect the prevailing market price of the common stock. These provisions are intended to:

•	enhance the likelihood of continuity and stability in the composition of the New Alberto-Culver board of directors;

•	discourage some types of transactions that may involve an actual or threatened change in control of New Alberto-Culver;

•	discourage certain tactics that may be used in proxy fights;

•	ensure that the New Alberto-Culver board of directors will have sufficient time to act in what the New Alberto-Culver board of directors believes to be in the best interests of New Alberto-Culver and stockholders; and

•	encourage persons seeking to acquire control of New Alberto-Culver to consult first with the New Alberto-Culver board of directors to negotiate the terms of any proposed business combination or offer.

New Alberto-Culver believes that the benefits of increased protection give it the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire it and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement in their terms.

Certificate of Incorporation and By-Laws

The following is a description of the New Alberto-Culver amended and restated certificate of incorporation and amended and restated by-laws, which will become effective prior to the New Alberto-Culver share distribution. The following descriptions of New Alberto-Culver capital stock and provisions of the amended and restated certificate of incorporation and amended and restated by-laws are summaries of their material terms and provisions and are qualified by reference to the amended and restated certificate of incorporation and amended and restated by-laws, which are attached as Annex G and Annex H, respectively, to this proxy statement/prospectus—information statement. The descriptions do not purport to be complete statements of the provisions of New Alberto-Culver’s amended and restated certificate of incorporation and amended and restated by-laws. You must read those documents for complete information on the terms of New Alberto-Culver’s capital stock. The descriptions reflect changes to the capital structure, certificate of incorporation and by-laws that will be in effect prior to the New Alberto-Culver share distribution.

Unissued Shares of Capital Stock

Common Stock. On the record date for the Alberto-Culver special meeting, 93,232,804 shares of Alberto-Culver common stock were outstanding. If the same number of shares of Alberto-Culver common stock are outstanding as of the closing date, approximately 93,232,804 shares of New Alberto-Culver common stock will be outstanding immediately following the New Alberto-Culver share distribution. The remaining shares of authorized and unissued common stock will be available for future issuance without additional New Alberto-Culver stockholder approval, subject to the rules of the New York Stock Exchange. While the additional New Alberto-Culver shares are not designed to deter or prevent a change of control, under some circumstances the additional shares could be used to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with the board of directors in opposing a hostile takeover bid.

DESCRIPTION OF NEW SALLY

Overview

Sally Holdings is the largest distributor of professional beauty supplies in the United States based on store count. Through its Sally Beauty Supply and Beauty Systems Group (“BSG”) business units, Sally Holdings operated a multi-channel platform of 3,155 stores and supplied 163 franchised stores in North America as well as selected European countries and Japan, as of June 30, 2006. Within BSG, Sally Holdings has one of the largest networks of professional distributor sales consultants in North America, with approximately 1,200 professional distributor sales consultants who sell directly to salons and salon professionals. Sally Holdings provides its customers with a wide variety of leading third-party branded and private label professional beauty supplies, including hair care products, styling appliances, skin and nail care products and other beauty items. Sally Beauty Supply stores target retail consumers and salon professionals, while Beauty Systems Group exclusively targets salons and salon professionals. Over 90% of Sally Holdings’ net sales were in the U.S. and Canada for each of the last three fiscal years. For the twelve months ended June 30, 2006, net sales were $2,333.3 million. Since fiscal 2001 through June 30, 2006, Sally Holdings’ net sales have grown at a compounded annual growth rate (“CAGR”) of 10.4%. The following charts set forth Sally Holdings’ net sales and segment operating profit for the twelve months ended June 30, 2006:

Sally Beauty Supply.

Sally Beauty Supply is the largest specialty retailer of professional beauty supplies in the U.S. based on store count. As of June 30, 2006, Sally Beauty Supply operated 2,494 retail stores, 2,172 in the U.S. and the remainder in the United Kingdom, Canada, Puerto Rico, Mexico, Japan, Ireland and Germany. Sally Beauty Supply stores average 1,700 square feet and are primarily located in strip shopping centers. The product selection in Sally Beauty Supply stores ranges between 5,300 and 7,400 stock keeping units (“SKUs”) of beauty products, including hair care, nail care, beauty sundries and appliances, targeting retail consumers and salon professionals. Sally Beauty Supply stores carry leading third-party brands such as Clairol, Revlon, Conair and L’Oreal, as well as an extensive selection of private label merchandise.

Beauty Systems Group.

BSG is the largest full-service distributor of professional beauty supplies in the U.S. According to Professional Consultants & Resources, a strategic consulting company, in 2005, BSG had twice the net sales of its next largest full-service competitor. As of June 30, 2006, BSG operated 661 company-owned stores, supplied 163 franchised stores and had a sales force of approximately 1,200 professional distributor sales consultants selling exclusively to salons and salon professionals in 43 U.S. states and portions of Canada, Mexico and certain European countries. BSG stores average 2,800 square feet and are primarily located in secondary strip shopping centers. Through BSG’s large store base and sales force, BSG is able to access a significant portion of the highly fragmented U.S. salon market. The product selection in BSG stores ranges between 3,700 and 9,500 SKUs of beauty products, including hair care, nail care, beauty sundries and appliances targeting salons and salon professionals. BSG carries leading professional beauty product brands, including Matrix, Redken, Paul Mitchell, Graham Webb, Rusk and TIGI, intended for use in salons and for resale by the salon to consumers. Many BSG products are sold under exclusive distribution agreements with suppliers, whereby BSG is designated the sole distributor for a product line within certain geographic territories.

focus on larger distributors and retailers with broader scale and retail footprint. New Sally also believes that it is well-positioned to capitalize on this trend as well as participate in the ongoing consolidation at the distributor / retail level. However, changes often occur in Sally Beauty Supply’s and BSG’s relationships with suppliers that positively or negatively affect the net sales and operating profits of each business segment. Consolidation among suppliers could exacerbate the effects of these relationship changes and could increase pricing pressures.

Favorable demographic and consumer trends. The aging baby-boomer population is expected to drive future growth in professional beauty supply sales through an increase in the usage of hair color and hair-loss products. Additionally, continuously changing fashion-related trends that drive new hair styles are expected to result in continued demand for hair styling products.

Competitive Strengths

New Sally believes the following competitive strengths differentiate Sally Holdings from its competitors and contribute to its success:

•	The largest professional beauty supply distributor in the U.S. with multi-channel platform. Sally Beauty Supply and Beauty Systems Group together comprise the largest distributor of professional beauty products in the U.S. by store count. Sally Holdings’ leading market positions and multi-channel platform afford it several advantages, including strong positioning with suppliers, the ability to better service the highly fragmented beauty supply market, superior economies of scale and the ability to capitalize on the ongoing consolidation in its sector. Through its multi-channel platform, the Sally/BSG distribution business is able to generate and grow revenues across broad, diversified geographies, products and customer segments. The Sally/BSG distribution business operates across nine countries and Puerto Rico, offering up to 7,400 and 9,500 SKUs for Sally Beauty Supply and BSG stores, respectively, to a potential customer base that includes millions of retail consumers and more than 230,000 salons in the U.S.

•	Differentiated customer value proposition. New Sally believes that Sally Beauty Supply and BSG stores and direct sales consultants are differentiated from their competitors through convenient store locations, broad selection of professional beauty products (including leading third-party branded and private label merchandise), high levels of in-stock merchandise, educated salespeople and competitive pricing. Sally Holdings’ merchandise mix includes a comprehensive ethnic product selection, which is tailored by store based on market demographics and category performance. Ethnic products represent approximately 11% of sales in U.S. Sally Beauty Supply stores, and New Sally believes that the breadth of its selection of these products further differentiates it from its competitors. Sally Beauty Supply also offers a customer loyalty program for Sally Beauty Supply customers. Members, after paying a small annual fee to join, receive a special, discounted price on products and are also eligible for a special Beauty Club e-mail newsletter with additional promotional offerings, beauty tips and new product information. New Sally believes that the differentiated customer value proposition and strong brands of the Sally/BSG distribution business drive customer loyalty and high repeat traffic, contributing to the business’ strong and consistent historical financial performance.

•	Attractive store economics. New Sally believes Sally Beauty Supply and BSG stores generate attractive returns on invested capital when compared to their competitors and other specialty retailers. The capital requirements to open a new Sally Beauty Supply or BSG store, excluding inventory, average approximately $66,000 and $68,000, respectively. Sally Beauty Supply and BSG stores are approximately 1,700 and 2,800 square feet, respectively, and are typically located within strip shopping centers that offer attractive lease rates. Strong sales per square foot combined with minimal staffing requirements, low rent expense and limited initial capital outlay, typically result in positive contribution margins within 3-4 months, and cash payback on investment of less than two years. Due to such attractive investment returns and relatively high operating profit contributions per store, over the past five years Sally Beauty Supply and BSG have opened 409 and 107 net new stores, respectively.

•	Strong and consistent financial performance. Sally Holdings has a proven track record of strong growth and consistent profitability due to superior operating performance, new store openings and strategic acquisitions. Over the past five fiscal years, Sally Holdings’ comparable store sales growth has been positive in each year and has averaged 4.1%. Given Sally Holdings’ strong track record, New Sally believes Sally Holdings is well positioned to sustain and grow its operating earnings.

•	Highly experienced management team with a proven track record. New Sally’s management team, led by President and Chief Executive Officer Gary Winterhalter, has a strong record of net sales growth and profitability improvement. Sally Holdings’ senior management team has an average tenure of 12 years with the Company and 21 years in the beauty supply industry.

New Sally’s Strategy

Historically, Sally Holdings has operated as part of Alberto-Culver, which also has operated a global consumer products business. Following the completion of the transactions, New Sally expects to become a more tightly focused professional beauty supply company. As an independent company focused on the professional beauty supply industry, New Sally believes it will be better positioned to compete in the beauty supply industry and to invest in and grow the Sally/BSG distribution business. New Sally believes there are significant opportunities to increase its sales and profitability through the further implementation of its operating strategy and by growing its store base in existing and contiguous markets both organically and through strategic acquisitions.

Specific elements of New Sally’s growth strategy include the following:

•	Increase sales productivity of stores. New Sally intends to grow comparable store sales by focusing on improving its merchandise mix and introducing new products. In addition, New Sally believes that as an independent company it will be able to more effectively market its products, particularly at Sally Beauty Supply. New Sally also plans to enhance its customer loyalty programs, which allow New Sally to collect point-of-sale customer data and increase its understanding of customers’ needs.

•	Open new stores and explore new services and concepts. In fiscal year 2005, Sally Holdings opened 62 and 37 net new stores for Sally Beauty Supply and BSG, respectively. Because of the limited initial capital outlay, rapid payback, and highly attractive return on capital, New Sally intends to continue to expand the Sally Beauty Supply and BSG store base. Sally Holdings is also exploring several new retail and distribution concepts intended to increase its product offering to existing customers and penetrate new customer segments. For example, in the U.K., Sally Beauty Supply is currently testing a format that combines traditional salon services with a retail offering of exclusive salon-only product lines. New Sally expects new store openings and the introduction of new services and concepts to be an important aspect of its future growth opportunities.

•	Increase sales of private label products. New Sally intends to grow private label sales in both Sally Beauty Supply and BSG. New Sally believes its customers view New Sally’s private label products as high-quality, recognizable brands which are competitive with leading third-party branded merchandise across product categories. Private label products are currently sold through Sally Beauty Supply stores, with very limited private label offerings at BSG. Private label products account for a substantial amount of the Sally Beauty Supply segment net sales and generate a gross margin greater than that of the leading third-party brands sold through its stores. Potential growth for such products is believed to be significant. In addition, Sally Holdings’ broad private label product offering minimizes dependence on any one brand or supplier. New Sally believes private label presents opportunities to grow profits and increase store loyalty.

and fillers on an at-will basis or under contracts which can be terminated without cause upon 90 days notice or less or expire without express rights of renewal and such manufacturers and fillers could discontinue sales to the Sally Beauty Supply or BSG at any time or upon short notice.

As is typical in distribution businesses, relationships with suppliers are subject to change from time to time (including the expansion or loss of distribution rights in various geographies and the addition or loss of products lines). Changes in Sally Holdings’ relationships with suppliers occur often, and could positively or negatively impact its net sales and operating profits. However, New Sally believes that it can be successful in mitigating negative effects resulting from unfavorable changes in the relationships between Sally Holdings and its suppliers through the development of new or expanded supplier relationships.

Distribution

Sally Beauty Supply and BSG operated 22 distribution centers, as of June 30, 2006, six of which serviced Sally Beauty Supply and 16 of which serviced BSG. The Sally/BSG distribution business’ purchasing and distribution system is designed to minimize the delivered cost of merchandise and maximize the level of merchandise in-stock in stores. This distribution system also reduces levels of merchandise carried in each store and allows for monitoring of delivery times and maintenance of appropriate inventory levels. Product deliveries are typically made to Sally Beauty Supply and BSG stores on a weekly basis. Each distribution center has a quality control department that monitors products received from suppliers to ensure quality standards. The Sally/BSG distribution business utilizes uniquely designed software systems to provide computerized warehouse locator and inventory support.

The following table provides locations for significant offices and warehouses and the corporate headquarters of the Sally/BSG distribution business, as of June 30, 2006:

Location	Type of Facility	Business Segment
Company-Owned Properties:
Columbus, Ohio	Warehouse	(1)
Denton, Texas	Corporate Headquarters	(1	)(2)
Denton, Texas	Warehouse	(1	)(2)
Jacksonville, Florida	Warehouse	(1)
Monterrey, NL Mexico	Office, Warehouse	(1)
Reno, Nevada	Warehouse	(1)
Leased Properties:
Austin, Texas	Office, Warehouse	(2)
Benicia, California	Office, Warehouse	(2)
Blackburn, Lancashire, England	Warehouse	(1)
Calgary, Alberta, Canada	Office, Warehouse	(2)
Chatsworth, California	Office, Warehouse	(2)
Greenville, Ohio	Office, Warehouse	(2)
Macedonia, Ohio	Office	(2)
Mississauga, Ontario	Office, Warehouse	(2)
Reading, Berkshire, England	Office	(1)
Spartanburg, South Carolina	Office, Warehouse	(2)

(1)	Sally Beauty Supply
(2)	Beauty Systems Group

Management Information Systems

The management information systems of the Sally/BSG distribution business provide order processing, accounting and management information for the marketing, distribution and store operations functions of the Sally/BSG distribution business, most of which have been developed internally. The information gathered by the management information systems supports automatic replenishment of in-store inventory from the distribution centers and is integrated into all product purchase decisions.

Competition

Although there are a limited number of sizable direct competitors to the Sally/BSG distribution business, the beauty industry is highly competitive. In each area in which the Sally/BSG distribution business operates, it experiences domestic and international competition, including mass merchandisers, drug stores, supermarkets and other chains, offering similar or substitute beauty products at comparable prices. The Sally/BSG distribution business also faces competition from department stores. In addition, the business competes with local and regional cash-and-carry beauty supply stores and full-service distributors selling directly to salons through both professional distributor sales consultants and outlets open only to salon professionals. The Sally/BSG distribution business also faces competition from certain manufacturers that use their own sales forces to distribute their professional beauty products directly to salons. The Sally/BSG distribution business also faces competition from authorized and unauthorized retailers and internet sites offering professional salon-only products.

Employees

In its domestic and foreign operations, the Sally/BSG distribution business had approximately 15,000 full-time equivalent employees as of September 30, 2005, consisting of approximately 9,900 hourly personnel and 5,100 salaried employees. Certain subsidiaries in Mexico have collective bargaining agreements, covering warehouse and store personnel, which expire at various times over the next several years. New Sally considers its relationship with the Sally/BSG distribution business’ employees to be good.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF SALLY HOLDINGS

The following section discusses management’s view of Sally Holdings’ operations and financial condition for the fiscal years ended September 30, 2005, 2004 and 2003, and for the nine months ended June 30, 2006 and 2005. This section should be read in conjunction with the audited consolidated financial statements and the unaudited interim financial statements of Sally Holdings and the related notes included elsewhere in this proxy statement/prospectus—information statement. This Management’s Discussion and Analysis of Financial Condition and Results of Operations of Sally Holdings contains forward-looking statements. See “Risk Factors” beginning on page [•] and “Special Note Regarding Forward-Looking Statements” beginning on page [•] for a discussion of the uncertainties, risks and assumptions associated with these forward-looking statements that could cause results to differ materially from those reflected in such forward-looking statements.

Overview

Description of Business

Sally Holdings is the largest distributor of professional beauty supplies in the United States based on store count. Through its Sally Beauty Supply and Beauty Systems Group (“BSG”) business units, Sally Holdings operated a multi-channel platform of 3,155 stores and supplied 163 franchised stores in North America as well as selected European countries and Japan, as of June 30, 2006. Within BSG, Sally Holdings has one of the largest networks of professional distributor sales consultants in North America, with approximately 1,200 professional distributor sales consultants who sell directly to salons and salon professionals. Sally Holdings provides its customers with a wide variety of leading third-party branded and private label professional beauty supplies, including hair care products, styling appliances, skin and nail care products and other beauty items. Sally Beauty Supply stores target retail consumers and salon professionals, while Beauty Systems Group exclusively targets salons and salon professionals. For the year ended September 30, 2005, Sally Holdings’ net sales and operating earnings were $2,254.3 million and $192.6 million, respectively.

Sally Beauty Supply is the largest specialty retailer of professional beauty supplies in the U.S. based on store count. As of June 30, 2006, Sally Beauty Supply operated 2,494 retail stores, 2,172 in the U.S. and the remainder in the United Kingdom, Canada, Puerto Rico, Mexico, Japan, Ireland and Germany. Sally Beauty Supply stores average 1,700 square feet and are primarily located in strip shopping centers. The product selection in Sally Beauty Supply stores ranges between 5,300 and 7,400 stock keeping units (“SKUs”) of beauty products, including hair care, nail care, beauty sundries and appliances, targeting retail consumers and salon professionals. Sally Beauty Supply stores carry leading third-party brands such as Clairol, Revlon, Conair and L’Oreal, as well as an extensive selection of private label merchandise. For the year ended September 30, 2005, Sally Beauty Supply’s net sales and segment operating profit were $1,358.9 million and $168.7 million, respectively, representing 60.3% and 75.2% of consolidated net sales and segment operating profit, respectively.

BSG is the largest full-service distributor of professional beauty supplies in the U.S. According to Professional Consultants & Resources, a strategic consulting company, in 2005, BSG had twice the net sales of its next largest full-service competitor. As of June 30, 2006, BSG operated 661 company-owned stores, supplied 163 franchised stores and had a sales force of approximately 1,200 professional distributor sales consultants selling exclusively to salons and salon professionals in 43 U.S. states and portions of Canada, Mexico and certain European countries. BSG stores average 2,800 square feet and are primarily located in secondary strip shopping centers. Through BSG’s large store base and sales force, BSG is able to access a significant portion of the highly fragmented U.S. salon market. The product selection in BSG stores ranges between 3,700 and 9,500 SKUs of beauty products, including hair care, nail care, beauty sundries and appliances targeting salons and salon professionals. BSG carries leading professional beauty product brands, including Matrix, Redken, Paul Mitchell, Graham Webb, Rusk and TIGI, intended for use in salons and for resale by the salon to consumers. Many BSG products are sold under exclusive distribution agreements with suppliers, whereby BSG is designated the sole distributor for a product line within certain geographic territories. For the year ended September 30, 2005, BSG’s net sales and segment operating profit were $895.4 million and $55.6 million, respectively, representing 39.7% and 24.8% of consolidated net sales and segment operating profit, respectively.

financing, see “Anticipated Terms of Financing” beginning on page [•]. All or a substantial portion of the proceeds from this new debt and the $575 million of proceeds from the equity investment by Investor will be used to pay a $25.00 per share cash dividend to holders of record of New Sally common stock (other than New Sally Class A common stock).

Following the completion of the transactions, Sally Holdings will be highly leveraged and a substantial portion of the liquidity needs of the Sally Holdings business will arise from debt service on indebtedness incurred in connection with the transactions and from funding the costs of operations, working capital and capital expenditures. Ongoing liquidity needs are expected to be funded by net cash provided by operating activities and borrowings under the ABL facility. See “—Contractual Obligations” below. Borrowings under the term loan facility may only be incurred on the closing date. In addition, New Sally’s ability to obtain liquidity from the issuance of additional public or private equity will be severely limited for at least two years following completion of the transactions because issuance of additional New Sally common stock may cause the New Alberto-Culver share distribution to be taxable to New Sally and New Sally stockholders under Section 355(e) of the Internal Revenue Code. See “Risk Factors—Risks Relating to the Transactions” beginning on page [•] and “Additional Agreements Relating to the New Alberto-Culver Share Distribution—Tax Allocation Agreement” beginning on page [•] for a more detailed discussion of Section 355(e) and the tax allocation agreement between Alberto-Culver and New Sally.

The ABL facility is expected to contain a covenant requiring Sally Holdings to maintain a fixed charge coverage ratio of 1.0 to 1.0 when availability under the facility falls below $40 million. The fixed charge coverage ratio is expected to be defined as the ratio of (A) EBITDA as it will be defined in the ABL facility (“credit agreement EBITDA”) less unfinanced capital expenditures to (B) fixed charges as they will be defined in the ABL facility (“fixed charges”). Fixed charges are expected to be defined as the sum of the amount of interest expense plus prepayments of certain indebtedness plus mandatory payments on account of certain capital stock plus cash income tax expense plus certain cash dividends for the applicable period. Credit agreement EBITDA is expected to be defined as consolidated net earnings excluding the following: net interest expense; income tax expense; depreciation and amortization expense; and certain other items included in consolidated net earnings, including, among others, non-cash expenses and charges, extraordinary, unusual or non-recurring gains or losses, gains or losses associated with the sale or write down of assets not in the ordinary course of business and earnings of non-controlled affiliates in excess of cash dividends or distributions paid therefrom. The fixed charge coverage ratio is expected to be calculated using fixed charges, unfinanced capital expenditures and credit agreement EBITDA for the most recent four fiscal quarters as a whole. On a pro forma basis giving effect to the transactions, estimated fixed charges would have been $136.4 million and $142.6 million for the nine months ended June 30, 2006 and 2005, respectively, and $191.3 million for the fiscal year ended September 30, 2005. On a pro forma basis giving effect to the transactions, credit agreement EBITDA would have been $221.6 million and $195.3 million for the nine months ended June 30, 2006 and 2005, respectively, and would have been $259.6 million for the fiscal year ended September 30, 2005. Credit agreement EBITDA includes $10.7 million of corporate expenses for administrative services and certain other corporate functions allocated to Sally Holdings by Alberto-Culver for the nine months ended June 30, 2006 and $13.3 million of such expenses for the year ended September 30, 2005. Management of New Sally believes that it can realize cost savings that could reduce such stand-alone costs to as little as $7.5 million on an annual basis, which, if realized, would have increased credit agreement EBITDA, on a pro forma basis, by $5.1 million for the nine months ended June 30, 2006 and $5.8 million for the year ended September 30, 2005. For purposes of calculating the fixed charge coverage ratio, credit agreement EBITDA is expected to be measured on a last-four-quarters basis. Accordingly, it can be disproportionately affected by a particularly strong or weak quarter and may not be comparable to the measure for any previous or subsequent four-quarter period. In addition, it is expected that the ABL facility may use fixed amounts for credit agreement EBITDA for periods preceding the closing that may differ from those shown above.

New Sally presents credit agreement EBITDA in this proxy statement/prospectus-information statement to demonstrate that Sally Holdings would have been in compliance with this covenant as of June 30, 2006 on a pro forma basis after giving effect to the transactions. Failure to comply with the fixed charge coverage ratio covenant (if and when applicable) under the ABL facility would result in a default under such facility, which could also result in a default under the term loan facility and the notes and/or the interim loan facility. Absent a waiver or an amendment from Sally Holdings’ lenders and note holders, such defaults could permit the acceleration of all indebtedness under the ABL facility, term loan facility and the notes and/or the interim loan facility, which would have a material adverse effect on Sally Holdings’ results of operations, financial position and cash flows.

Credit agreement EBITDA is not a recognized measurement under accounting principles generally accepted in the United States of America, or “GAAP” and should not be considered as a substitute for financial performance and liquidity measures determined in accordance with GAAP, such as net income, operating income or operating cash flow. In addition, because other companies may calculate EBITDA differently, credit agreement EBITDA likely will not be comparable to EBITDA or similarly titled measures reported by other companies.

Credit agreement EBITDA is expected to be calculated as set forth below, subject to the definitive documentation for the ABL facility. The table below also reconciles credit agreement EBITDA on a pro forma basis giving effect to the transactions to its most directly comparable financial measures under GAAP, net earnings and net cash provided by operating activities, for the nine months ended June 30, 2006 and 2005 and the year ended September 30, 2005 are as follows (in thousands):

	Nine Months Ended June 30,		Year Ended September 30, 2005
	2006	2005
Net earnings	$79,530	$88,179	$116,461
Interest expense, net of interest income	295	2,350	2,966
Provision for income taxes	49,122	55,162	73,154
Depreciation and amortization	28,088	24,384	33,906
Non-cash charge related to Alberto-Culver’s conversion to one class of common stock	—	3,049	4,051
Stock option expense	4,097	—	—
Expenses related to terminated spin/merge transaction	39,275	—	—
Lease accounting adjustment	—	1,900	1,900
Pro forma operating earnings adjustments	21,192	20,315	27,115

Credit Agreement EBITDA	$221,599	$195,339	$259,553

Net cash provided by operating activities	$110,047	$82,421	$115,455
Interest expense, net of interest income	295	2,350	2,966
Provision for income taxes	49,122	55,162	73,154
Deferred income taxes	1,788	(5,183)	(8,288)
Expenses related to terminated spin/merge transaction	39,275	—	—
Lease accounting adjustment	—	1,900	1,900
Pro forma operating earnings adjustments	21,192	20,315	27,115
Changes in operating assets and liabilities	604	39,110	48,937
Net loss on disposal of leaseholds and other property	(724)	(736)	(1,686)

Credit Agreement EBITDA	$221,599	$195,339	$259,553

Credit agreement EBITDA includes $10.7 million of corporate expenses for administrative services and certain other corporate functions allocated to Sally Holdings by Alberto-Culver for the nine months ended June 30, 2006 and $13.3 million of such expenses for the year ended September 30, 2005. Management of New Sally believes that it can realize cost savings that could reduce such stand-alone costs to as little as $7.5 million on an annual basis, which, if realized, would have increased credit agreement EBITDA by $5.1 million on a pro forma basis for the nine months ended June 30, 2006 and $5.8 million for the year ended September 30, 2005.

The credit agreement EBITDA definition and other provisions of the ABL facility are still subject to negotiation and accordingly this definition may change before the documentation of the ABL facility is finalized.

•	the contribution of Sally Holdings to New Sally by Alberto-Culver;

•	the issuance of shares of New Sally Class A common stock to Investor and the subsequent conversion of such shares into approximately 85,759,011 shares of New Sally common stock;

•	the receipt of $575 million from Investor in consideration for the issuance of the shares of New Sally Class A common stock described above;

•	the incurrence by Sally Holdings and/or one or more of its subsidiaries of approximately $1.85 billion of indebtedness and approximately $43.0 million in associated costs;

•	the transfer of all of the cash of Sally Holdings to Alberto-Culver other than the amount described under “The Separation Agreement—Covenants”;

•	the payment to Alberto-Culver, Investor and CD&R of the amounts described under “The Investment Agreement—Fees and Expenses”; and

•	the payment of a $25.00 per share cash dividend to New Sally stockholders of record as of the record date for the distributions.

The share numbers and dollar and settlement amounts are based on Alberto-Culver share numbers and balances as of June 30, 2006.

Regardless of the exact legal order of the various transactions, items that impact New Sally are reflected in the unaudited condensed pro forma consolidated financial statements of New Sally and items that impact New Alberto-Culver are reflected in the unaudited condensed pro forma consolidated financial statements of New Alberto-Culver.

The pro forma adjustments are based upon available information and assumptions that management of New Sally believes are reasonable; however, such adjustments are subject to change. In addition, such adjustments are estimates and may not prove to be accurate.

The unaudited condensed pro forma consolidated statements of earnings presented below do not reflect any one-time charges or additional costs expected to result from the transactions. Non-recurring charges related to the transaction have been excluded from the unaudited condensed pro forma consolidated statements of earnings in accordance with Regulation S-X. The estimated pre-tax, one-time charges that have been excluded include $77.1 million of transaction expenses, $6.2 million related to the accelerated vesting of equity-based awards and $3.6 million of severance benefits for Mr. Renzulli. In addition, the unaudited condensed pro forma consolidated statements of earnings do not give effect to reductions in certain costs New Sally expects to occur associated with operating as a stand-alone company.

The unaudited condensed pro forma consolidated financial statements are for illustrative purposes only and do not reflect what New Sally’s financial position and results of operations would have been had the transactions occurred on the dates indicated and are not indicative of New Sally’s future financial position and future results of operations. The consolidated financial statements of New Sally will reflect the effects of the transactions only from the date of completion of the transactions. In addition, the unaudited condensed pro forma consolidated financial statements reflect assumptions with respect to the debt financing for the transactions, including but not limited to assumptions regarding the availability of each of the debt obligations at and after closing on financial terms currently contemplated and the interest rates applicable to each such obligation, that are subject to changes that may be material.

The unaudited condensed pro forma consolidated financial statements should be read in conjunction with the accompanying notes and the other financial information included or incorporated by reference elsewhere in this proxy statement/prospectus—information statement.

The amount of the cash dividend is based on the number of Alberto-Culver shares outstanding on June 30, 2006.

(2)	Represents the capitalization of debt issuance costs associated with the $1.85 billion of debt incurred by Sally Holdings and/or one or more of its subsidiaries in connection with the transactions.

Based on current estimates, if the market flex provisions applicable to the new debt financings were fully exercised, the interim loan facility was fully funded, and the interim loans (and any permanent refinancing thereof) were incurred at the highest interest rate under the backstop terms, pro forma debt issuance costs would increase by approximately $14.6 million.

(3)	Represents the $1.85 billion of debt incurred by Sally Holdings and/or one or more of its subsidiaries in connection with the transactions as follows (in thousands):

Asset based revolving credit facility	$70,000
Bank term loan	1,070,000
Senior notes	430,000
Senior subordinated notes	280,000

Total debt	1,850,000
Current portion of bank term loan	(10,700)

Total long-term debt	$1,839,300

The debt obligations set forth above reflect assumptions with respect to the debt financing for the transactions, including but not limited to assumptions regarding the availability of each of the debt obligations at and after closing on financial terms currently contemplated and the interest rates applicable to each such obligation, that are subject to changes that may be material.

(4)	Represents the trade accounts payable balance owed to New Alberto-Culver for inventory purchases. This balance was reported in the intercompany due to Alberto-Culver line on the historical Sally Holdings balance sheet.

(5)	Represents the accrual of severance benefits for Mr. Renzulli under his termination and consulting agreement.

(6)	Represents the following pro forma adjustments that adjust New Sally’s income taxes payable (in thousands):

Income tax payable resulting from the recognition of a deferred gain for federal and state income tax purposes	$16,625
Income tax payable resulting from the recognition intercompany profit in inventory that was previously unrecognized in the historical financial statements of Alberto-Culver (New Sally responsible for tax)	1,633
Income tax benefit related to the accrual of severance benefits for Mr. Renzulli under his termination and consulting agreement	(1,384)
Amount of income tax payable that becomes the responsibility of New Sally under the tax allocation agreement	9,631

$26,505

(7)	Represents the reclassification of New Sally’s trade accounts payable to New Alberto-Culver of $2.7 million and the elimination of the remaining net intercompany payable to Alberto-Culver of $15.9 million which will be canceled upon completion of the transactions in accordance with the separation agreement.

(8)	Represents the recognition of deferred taxes associated with the accelerated vesting of New Sally stock options and restricted shares upon completion of the transactions.

Unaudited Condensed Pro Forma Consolidated Statement of Earnings of New Sally

for the Nine Months Ended June 30, 2006

(In thousands, except per share data)

	Historical Sally Holdings		Pro Forma Adjustments		Pro Forma New Sally
Net sales	$1,766,990		$—		$1,766,990
Cost of products sold and distribution expenses	953,756		—		953,756

Gross profit	813,234		—		813,234
Selling, general and administrative expenses	612,739		375	(2)	613,114
Corporate charges from Alberto-Culver	32,273		(21,567	)(3)	10,706
Transaction expenses	39,275		—		39,275

Operating earnings	128,947		21,192		150,139
Interest expense, net of interest income	295		123,015	(4)	123,310

Earnings before provision for income taxes	128,652		(101,823)		26,829
Provision for income taxes	49,122		(38,693	)(5)	10,429

Net earnings	$79,530		$(63,130)		$16,400

Net earnings per share:
Basic	NA	(1)	NA		$0.09

Diluted	NA	(1)	NA		$0.09

Weighted average shares outstanding:
Basic	NA		177,837	(6)	177,837

Diluted	NA		179,405	(6)	179,405

Notes to Unaudited Condensed Pro Forma Consolidated Statement of Earnings of New Sally for the Nine Months Ended June 30, 2006

(1)	Net earnings per share information has not been shown for historical Sally Holdings because it would not be meaningful since Sally Holdings is a wholly-owned subsidiary of Alberto-Culver with 1,000 shares outstanding.

(2)	Represents pro forma adjustments for the nine month period for consulting services with Mr. Renzulli pursuant to his termination and consulting agreement.

(3)	Represents pro forma adjustment to eliminate the sales-based service fee charged by Alberto-Culver and reflected on the historical Sally Holdings consolidated statement of earnings associated with consulting, business development and advisory services agreements between Alberto-Culver and certain subsidiaries of Sally Holdings. The agreement giving rise to the sales-based service fee will be terminated in connection with the transactions and the sales-based service fee will no longer be payable by New Sally. The remaining pro forma amount of $10.7 million represents $2.5 million of direct expenses of Sally Holdings and $8.2 million of allocated corporate expenses for administrative services and certain other corporate functions that were charged to Sally Holdings by Alberto-Culver during the period and does not give effect to reductions in certain costs New Sally expects to occur associated with operating as a stand-alone company.

(4)

Represents estimated interest expense resulting from the new debt incurred by Sally Holdings and/or one or more of its subsidiaries based on an estimated weighted average interest rate of 8.55%. The estimated weighted average interest rate is equal to the percentage obtained by multiplying the amount of the anticipated borrowing at closing under each of the credit facilities, the senior notes and the senior subordinated notes by the midpoint of the estimated interest rate range for each such component of the debt financing, and dividing that product by the total amount of debt financing anticipated to be incurred at closing. Management believes the estimated weighted average interest rate is reasonable based on current interest rates and the terms provided in the debt commitment letter. A change in the estimated interest rate up or down by 1/8% will decrease or increase earnings before provision for income taxes, as the case may be, by $1.7 million on a nine-month basis. This pro forma adjustment also includes the amortization of debt issuance costs associated with the $1.85 billion of new debt. In addition, this pro forma adjustment eliminates net interest paid by Sally Holdings to Alberto-Culver affiliates on notes payable repaid or cancelled in accordance with the transaction agreements. The interest expense pro forma adjustment consists of the following (in thousands):

Estimated interest expense on new debt	$117,809
Amortization of debt issuance costs and other annual fees	5,474
Interest paid by Sally Holdings to Alberto-Culver affiliates	(268)

$123,015

The estimated weighted average interest rate set forth above is solely for illustrative purposes and reflects assumptions with respect to the debt financing for the transactions, including but not limited to assumptions regarding the availability of each of the debt obligations at and after closing on financial terms currently contemplated and the interest rates applicable to each such obligation, that are subject to changes that may be material.

In addition, the estimated weighted average interest rate set forth above, and the associated interest payments to be made by Sally Holdings and/or one or more of its subsidiaries, are subject to negotiation of the definitive debt financing documents and the issuance of the notes. In the event that the interim loan is funded in lieu of issuing the notes, or market flex provisions in the debt commitments are exercised by the lenders, the interest expense payable by the borrower could increase. Based on current estimates, if the market flex provisions applicable to the new debt financings were fully exercised, the interim loan facility was fully funded, and the interim loans (and any permanent refinancing thereof) were incurred at the highest interest rate under the backstop terms, pro forma cash interest expense for the nine-month period would increase by approximately

$17.4 million.

(5)	Represents the income tax effect of the preceding pro forma adjustments using an estimated statutory rate of 38%.

(6)	The pro forma adjustment for basic and diluted weighted average shares outstanding represents the estimated number of New Sally shares to be issued to (a) holders of Alberto-Culver common stock in the holding company merger and (b) Investor in connection with its $575 million investment in New Sally. These estimates are based on the weighted average number of Alberto-Culver shares outstanding for the nine months ended June 30, 2006. The pro forma adjustment for diluted weighted average shares outstanding includes the dilutive impact of outstanding Alberto-Culver stock options held by employees of Sally Holdings as of June 30, 2006 that are to be converted into New Sally stock options upon completion of the transactions. The basic and diluted weighted average shares outstanding consist of the following (in thousands):

Basic weighted average shares outstanding	177,837
Dilutive impact of New Sally stock options	1,568

Diluted weighted average shares outstanding	179,405

Unaudited Condensed Pro Forma Consolidated Statement of Earnings of New Sally

for the Year Ended September 30, 2005

(In thousands, except per share data)

	Historical Sally Holdings		Pro Forma Adjustments		Pro Forma New Sally
Net sales	$2,254,307		$—		$2,254,307
Cost of products sold and distribution expenses	1,227,307		—		1,227,307

Gross profit	1,027,000		—		1,027,000

Selling, general and administrative expenses	789,447		500	(2)	789,947
Corporate charges from Alberto-Culver	40,921		(27,615	)(3)	13,306
Non-cash charge	4,051		—		4,051

Operating earnings	192,581		27,115		219,696
Interest expense, net of interest income	2,966		163,368	(4)	166,334

Earnings before provision for income taxes	189,615		(136,253)		53,362
Provision for income taxes	73,154		(51,776	)(5)	21,378

Net earnings	$116,461		$(84,477)		$31,984

Net earnings per share:
Basic	NA	(1)	NA		$0.18

Diluted	NA	(1)	NA		$0.18

Weighted average shares outstanding:
Basic	NA		176,207	(6)	176,207

Diluted	NA		178,262	(6)	178,262

Notes to Unaudited Condensed Pro Forma Consolidated Statement of Earnings of New Sally for the Year Ended September 30, 2005

(1)	Net earnings per share information has not been shown for historical Sally Holdings because it would not be meaningful since Sally Holdings is a wholly-owned subsidiary of Alberto-Culver with 1,000 shares outstanding.

(2)	Represents a pro forma adjustment for consulting services with Mr. Renzulli pursuant to his termination and consulting agreement.

(3)	Represents pro forma adjustment to eliminate the sales-based service fee charged by Alberto-Culver and reflected on the historical Sally Holdings consolidated statement of earnings associated with consulting, business development and advisory services agreements between Alberto-Culver and certain subsidiaries of Sally Holdings. The agreement giving rise to the sales-based service fee will be terminated in connection with the transactions and the sales-based service fee will no longer be payable by New Sally. The remaining pro-forma amount of $13.3 million represents $3.0 million of direct expenses of Sally Holdings and $10.3 million of allocated corporate expenses for administrative services and certain other corporate functions that were charged to Sally Holdings by Alberto-Culver during the period and does not give effect to reductions in certain costs New Sally expects to occur associated with operating as a stand-alone company.

(4)

Represents estimated interest expense resulting from the new debt incurred by Sally Holdings and/or one or more of its subsidiaries based on an estimated weighted average interest rate of 8.55%. The estimated weighted average interest rate is equal to the percentage obtained by multiplying the amount of the anticipated borrowing at closing under each of the credit facilities, the senior notes and the senior subordinated notes by the midpoint of the estimated interest rate range for each such component of the debt financing, and dividing that product by the total amount of debt financing anticipated to be incurred at closing. Management believes the estimated weighted average interest rate is reasonable based on current interest rates and the terms provided in the debt commitment letter. A change in the estimated interest rate up or down by 1/8% will decrease or increase earnings before provision for income taxes, as the case may be, by $2.3 million on a yearly basis, respectively. This pro forma adjustment also includes the amortization of debt issuance costs associated with the $1.85 billion of new debt. In addition, this pro forma adjustment eliminates net interest paid by Sally Holdings to Alberto-Culver affiliates on notes payable repaid or cancelled in accordance with the transaction agreements. The interest expense pro forma adjustment consists of the following (in thousands):

Estimated interest expense on new debt	$157,831
Amortization of debt issuance costs and other annual fees	7,298
Interest paid by Sally Holdings to Alberto-Culver affiliates	(1,761)

$163,368

The estimated interest expense set forth above is solely for illustrative purposes and reflects assumptions with respect to the debt financing for the transactions, including but not limited to assumptions regarding the availability of each of the debt obligations at and after closing on financial terms currently contemplated and the interest rates applicable to each such obligation, that are subject to changes that may be material.

In addition, the estimated weighted average interest rate set forth above, and the associated interest payments to be made by Sally Holdings and/or one or more of its subsidiaries, are subject to negotiation of the definitive debt financing documents and the issuance of the notes. In the event that the interim loan is funded in lieu of issuing the notes, or market flex provisions in the debt commitments are exercised by the lenders, the interest expense payable by the borrower could increase. Based on current estimates, if the market flex provisions applicable to the new debt financings were fully exercised, the interim loan facility was fully funded, and the interim loans (and any permanent refinancing thereof) were incurred at the highest interest rate under the backstop terms, pro forma cash interest expense for the one-year period would increase by approximately $21.2 million.

(5)	Represents the income tax effect of the preceding pro forma adjustments using an estimated statutory rate of 38%.

(6)	The pro forma adjustment for basic and diluted weighted average shares outstanding represents the estimated number of New Sally shares to be issued to (a) holders of Alberto-Culver common stock in the holding company merger and (b) Investor in connection with its $575 million investment in New Sally. These estimates are based on the weighted average number of Alberto-Culver shares outstanding for the year ended September 30, 2005. The pro forma adjustment for diluted weighted average shares outstanding includes the dilutive impact of outstanding Alberto-Culver stock options held by employees of Sally Holdings as of September 30, 2005 that are to be converted into New Sally stock options upon completion of the transactions. The basic and diluted weighted average shares outstanding consist of the following (in thousands):

Basic weighted average shares outstanding	176,207
Dilutive impact of New Sally stock options	2,055

Diluted weighted average shares outstanding	178,262

Directors and Executive Officers

Set forth below is information concerning those persons that New Sally expects to become its directors and executive officers as of the closing date. New Sally expects that it will have an additional eight directors identified prior to completion of the transactions. New Sally expects that its board of directors will be classified into three classes of four directors each with each director serving for a term ending at the annual meeting of stockholders in the year indicated below. New Sally will determine which directors will be in each class prior to the closing date.

Name	Age	Position
James G. Berges	58	Chairman of the Board and Director(2)
Gary G. Winterhalter	54	President and Chief Executive Officer and Director(1)
John R. Golliher	53	President, Beauty Systems Group
Bennie L. Lowery	56	Senior Vice President and General Merchandise Manager, Beauty Systems Group
Gary T. Robinson	59	Senior Vice President, Chief Financial Officer and Treasurer
W. Richard Dowd	64	Senior Vice President, Distribution and Chief Information Officer
Neil B. Riemer	55	President, Armstrong McCall
Raal H. Roos	54	Vice President, General Counsel and Secretary
Michael G. Spinozzi	46	President, Sally Beauty Supply
John A. Miller	53	Director(1)
Richard J. Schnall	37	Director(2)

(1)	Represents an Alberto-Culver designee. Alberto-Culver will name four additional Alberto-Culver designees to the New Sally board of directors.
(2)	Represents an Investor designee. Investor will name four additional Investor designees to the New Sally board of directors.

James G. Berges will be a director and non-executive chairman of New Sally. Mr. Berges is an operating principal of CD&R. Mr. Berges was President of Emerson Electric Co. from 1999 until his retirement in 2005. Emerson Electric Co. is a global manufacturer of products, systems and services for industrial automation, process control, HVAC, electronics and communications, and appliances and tools. He is also a director of MKS Instruments, Inc. and PPG Industries, Inc.

Gary G. Winterhalter will be New Sally’s President and Chief Executive Officer, as well as a director of New Sally. Prior to the transactions, Mr. Winterhalter served as the President of Sally Holdings since May 2005. From January 2004 to May 2005, Mr. Winterhalter served as President, Sally/BSG North America, and from January 1996 to January 2004, he served as President of Sally USA. Mr. Winterhalter also served in other operating positions with Alberto-Culver between 1987 and 1996.

John R. Golliher will be New Sally’s President of Beauty Systems Group. Prior to the transactions, Mr. Golliher served as President of Beauty Systems Group since July 2006. From December 2003 to July 2006, Mr. Golliher served as Vice President and General Manager for the West Coast Beauty Systems division of Beauty Systems Group. From October 2001 to December 2003, Mr. Golliher served as Vice President of Full Service Sales, Beauty Systems Group East.

Bennie L. Lowery will be New Sally’s Senior Vice President and General Merchandise Manager of Beauty Systems Group. Prior to the transactions, Mr. Lowery served as Senior Vice President and General Merchandise Manager of Beauty Systems Group since May 2006. From October 1993 to May 2006, Mr. Lowery served as Senior Vice President and General Merchandise Manager of Sally Beauty Supply.

Gary T. Robinson will be New Sally’s Senior Vice President, Chief Financial Officer and Treasurer. Prior to the transactions, Mr. Robinson served as Beauty Systems Group, Inc.’s and Sally Beauty Company, Inc.’s Senior Vice President, Chief Financial Officer and Treasurer since October 2004. Prior to that, Mr. Robinson served as Beauty Systems Group, Inc.’s and Sally Beauty Company, Inc.’s Senior Vice President, Chief Financial Officer and Assistant Treasurer from October 2000 to October 2004.

COMPENSATION OF EXECUTIVE OFFICERS OF NEW SALLY

Historical Compensation of Executive Officers

The following table contains compensation information for the person to be named New Sally’s Chief Executive Officer and four other most highly compensated persons who New Sally currently believes will be named executive officers of New Sally upon the completion of the transactions. The determination of the four most highly compensated persons was based on their employment with Alberto-Culver for the year ended September 30, 2006. New Sally will refer to these executive officers as the “New Sally named executive officers.” All of the information included in this table reflects compensation earned by the New Sally named executive officers for services rendered to Alberto-Culver and its subsidiaries. Unless the context suggests otherwise, references to “restricted stock” and “stock options” mean shares of Alberto-Culver common stock and options to purchase Alberto-Culver common stock, respectively. Amounts shown are for individuals in their last position with Alberto-Culver and do not necessarily reflect the compensation which these individuals will earn in their new capacities as executive officers of New Sally.

SUMMARY COMPENSATION TABLE

Name and Principal Position		Annual Compensation			Long-Term Compensation			All other Compensation ($)
					Awards		Payouts
	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Restricted Stock Awards ($) (2)	Securities Underlying Options(3) (#)	LTIP Payouts(4) ($)
Gary G. Winterhalter President and Chief Executive Officer	2006 2005 2004	650,000 556,250 496,250	(1 100,000 525,000)	2,673 2,102 803	0 0 0	50,000 38,600 42,000	0 0 280,000	36,235 135,433 112,496	(5)

W. Richard Dowd Senior Vice President, Distribution and Chief Information Officer	2006 2005 2004	232,111 228,713 221,527	(1 91,720 176,629)	0 0 0	0 0 0	12,000 11,200 12,300	0 0 100,000	13,020 43,171 38,157	(6)

John R. Golliher President, Beauty Systems Group	2006 2005 2004	309,662 304,169 272,180	(1 49,939 72,948)	0 0 0	0 0 44,230	6,400 6,300 6,900	0 0 20,000	14,653 22,691 20,881	(7)

Bennie L. Lowery Senior Vice President and General Merchandise Manager, Beauty Systems Group	2006 2005 2004	316,134 311,495 301,707	(1 220,993 232,050)	0 0 0	0 0 0	16,000 15,600 17,250	0 0 140,000	24,496 62,962 51,156	(8)

Gary T. Robinson Senior Vice President and Chief Financial Officer	2006 2005 2004	250,968 245,583 230,378	(1 103,421 175,808)	0 0 0	0 0 0	12,000 11,200 12,300	0 0 100,000	11,097 45,925 41,037	(9)

(1)	At the time of the mailing of this proxy statement/prospectus—information statement, the bonuses for the persons to be named executive officers of New Sally had not yet been determined for fiscal year 2006.
(2)	On September 30, 2006, Messrs. Winterhalter, Dowd, Golliher, Lowery and Robinson held 1,500, 551, 482, 551 and 750 shares of restricted stock, respectively, with a market value of $75,885, $27,875, $24,384, $27,875 and $37,943, respectively. Dividends are paid on shares of restricted stock.
(3)	The number of securities underlying the options granted has been adjusted to reflect the 50% stock dividend paid on February 20, 2004.

(4)	Represents long-term incentive plan payments under the Alberto-Culver SVIP. For the three-year performance period ended September 30, 2006, Alberto-Culver’s TSR was 32.16% placing it in the 37.8th percentile of the Standard & Poor’s 500 Index with no corresponding payout per unit. For the three-year performance period ended September 30, 2005, Alberto-Culver’s TSR was 37.01% placing it in the 31.7th percentile of the Standard & Poor’s 500 Index with no corresponding payout per unit. For the three-year performance period ended September 30, 2004, Alberto-Culver’s TSR was 104.07% placing it in the 87th percentile of the Standard & Poor’s 500 Index with a corresponding payout per unit of $2,000 under the Alberto-Culver SVIP.
(5)	The amount includes $4,172 of imputed income from life insurance; $5,438 of matching contributions to the Alberto-Culver 401(k) Savings Plan; and $26,625 of contributions pursuant to the Alberto-Culver Executive Deferred Compensation Plan. As of the time of the mailing of this proxy statement/prospectus-information statement, the amount of the fiscal year 2006 profit sharing contribution had not yet been determined. If the fiscal year 2006 profit sharing contribution as a percentage of salary is the same as fiscal year 2005, Mr. Winterhalter will receive a contribution to the Alberto-Culver Profit Sharing Plan of $8,989 and $46,230 of additional contributions pursuant to the Alberto-Culver Executive Deferred Compensation Plan.
(6)	The amount includes $2,265 of imputed income from life insurance; $5,438 of matching contributions to the Alberto-Culver 401(k) Savings Plan; and $5,317 of contributions pursuant to the Alberto-Culver Executive Deferred Compensation Plan. As of the time of the mailing of this proxy statement/prospectus-information statement, the amount of the fiscal year 2006 profit sharing contribution had not yet been determined. If the fiscal year 2006 profit sharing contribution as a percentage of salary is the same as fiscal year 2005, Mr. Dowd will receive a contribution to the Alberto-Culver Profit Sharing Plan of $8,989 and $9,746 of additional contributions pursuant to the Alberto-Culver Executive Deferred Compensation Plan.
(7)	The amount includes $2,097 of imputed income from life insurance; $5,438 of matching contributions to the Alberto-Culver 401(k) Savings Plan; and $7,118 of contributions pursuant to the Alberto-Culver Executive Deferred Compensation Plan. As of the time of the mailing of this proxy statement/prospectus-information statement, the amount of the fiscal year 2006 profit sharing contribution had not yet been determined. If the fiscal year 2006 profit sharing contribution as a percentage of salary is the same as fiscal year 2005, Mr. Golliher will receive a contribution to the Alberto-Culver Profit Sharing Plan of $8,989 and $12,830 of additional contributions pursuant to the Alberto-Culver Executive Deferred Compensation Plan.
(8)	The amount includes $3,077 of imputed income from life insurance; $5,438 of matching contributions to the Alberto-Culver 401(k) Savings Plan; and $15,981 of contributions pursuant to the Alberto-Culver Executive Deferred Compensation Plan. As of the time of the mailing of this proxy statement/prospectus-information statement, the amount of the fiscal year 2006 profit sharing contribution had not yet been determined. If the fiscal year 2006 profit sharing contribution as a percentage of salary is the same as fiscal year 2005, Mr. Lowery will receive a contribution to the Alberto-Culver Profit Sharing Plan of $8,989 and $28,006 of additional contributions pursuant to the Alberto-Culver Executive Deferred Compensation Plan.
(9)	The amount includes $2,437 of imputed income from life insurance; $5,438 of matching contributions to the Alberto-Culver 401(k) Savings Plan; and $3,222 of contributions pursuant to the Alberto-Culver Executive Deferred Compensation Plan. As of the time of the mailing of this proxy statement/prospectus-information statement, the amount of the fiscal year 2006 profit sharing contribution had not yet been determined. If the fiscal year 2006 profit sharing contribution as a percentage of salary is the same as fiscal year 2005, Mr. Robinson will receive a contribution to the Alberto-Culver Profit Sharing Plan of $8,989 and $5,839 of additional contributions pursuant to the Alberto-Culver Executive Deferred Compensation Plan.

Stock Option Exercises

The following table contains information relating to the exercise of options to purchase Alberto-Culver common stock by the New Sally named executive officers during the fiscal year ended September 30, 2006, as well as the number and value of their unexercised in-the-money options to purchase Alberto-Culver common stock as of September 30, 2006.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR

AND FISCAL YEAR-END OPTION VALUES

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-The-Money Options at Fiscal Year-End (1) ($) Exercisable/ Unexercisable
Gary G. Winterhalter	16,875	$376,819	76,800/67,300	$833,311/479,256
W. Richard Dowd	15,750	$385,025	32,075/17,675	$391,830/127,711
John R. Golliher	16,575	$252,370	8,350/9,675	$ 81,018/70,158
Bennie L. Lowery	0	$0	37,300/24,113	$538,023/174,894
Gary T. Robinson	12,137	$244,531	25,188/17,675	$279,067/127,711

(1)	Based on the respective average of the high and low trading price of Alberto-Culver common stock ($50.60 per share) on September 29, 2006, the last trading day of the fiscal year.

Long-Term Incentive Awards

The following table contains information relating to the grant of performance units under the Alberto-Culver SVIP during the fiscal year ended September 30, 2006 to the New Sally named executive officers.

LONG-TERM INCENTIVE PLAN

AWARDS IN LAST FISCAL YEAR

	Number of Shares, Units or Other Rights (#)(1)	Performance or Other Period Until Maturation or Payout	Estimated Future Payouts Under Non-Stock Price-Based Plans
Name			Threshold ($)	Target ($)	Maximum ($)
Gary G. Winterhalter	250	3 years	$62,500	$250,000	$500,000
W. Richard Dowd	70	3 years	$17,500	$70,000	$140,000
John R. Golliher	30	3 years	$7,500	$30,000	$60,000
Bennie L. Lowery	90	3 years	$22,500	$90,000	$180,000
Gary T. Robinson	70	3 years	$17,500	$70,000	$140,000

(1)	Awards under the Alberto-Culver SVIP are made in the form of performance units, each unit having a payout value of $250 if the threshold performance level is attained, $1,000 if the target performance level is attained and $2,000 if the maximum performance level is attained. Units will have no value if the threshold performance level is not attained. In the event of a change in control, payouts of awards may be reduced (but not below zero) under certain circumstances, so as not to constitute “excess parachute payments” within the meaning of the Internal Revenue Code.

Performance units were granted at the beginning of fiscal year 2006 for the three-year performance period ending September 30, 2008. At the time the performance units were granted, the Alberto-Culver compensation and leadership development committee established objectives for such three-year performance period based on the percentile ranking of the total stockholder return of the Alberto-Culver

OWNERSHIP OF COMMON STOCK OF NEW SALLY

Security Ownership of Certain Beneficial Owners and Management of New Sally

The following table sets forth the anticipated beneficial ownership of New Sally common stock immediately following the transactions by each of New Sally’s directors and named executive officers, each person who will be a beneficial owner of 5% or more of New Sally’s outstanding shares of common stock and all directors and executive officers as a group, based upon information available to us concerning ownership of Alberto-Culver common stock on September 30, 2006 (unless another date is indicated). Unless otherwise indicated, the mailing address of each of these persons is c/o New Sally Holdings, Inc., c/o Alberto-Culver Company, 2525 Armitage Avenue, Melrose Park, Illinois 60160, (708) 450-3000. As used in this proxy statement/prospectus—information statement, “beneficial ownership” means that a person has, or may have within 60 days, the sole or shared power to vote or direct the voting of a security and/or the sole or shared investment power with respect to a security (i.e., the power to dispose or direct the disposition of a security). The number of shares of Alberto-Culver common stock covered by options subject to conversion will not equal the number of shares of New Sally common stock covered by options to be issued to each individual upon completion of the transactions. Pursuant to the employee matters agreement, each Alberto-Culver option held by a current or former Sally Group or Alberto-Culver Group employee or a current or former member of the Alberto-Culver board of directors that is outstanding as of the time of the distributions will convert into an option to purchase New Sally common stock. Each such option will then, in the case of current or former New Sally employees (other than Mr. Renzulli) or a person who will serve as an independent director of New Sally after the distributions, be adjusted to reflect the distributions. The number of shares of New Sally common stock subject to such adjusted option and the per share exercise price of such adjusted option will be fixed in a way that maintains the intrinsic value of the New Sally option and does not increase the ratio of the per share exercise price of the New Sally option to the value of one share of Alberto-Culver common stock on the closing date. For the number of shares of restricted stock held by executive officers that will become fully vested in connection with the consummation of the transactions, see “The Transactions—Interests of Certain Persons in the Transactions.

Name	Shares to be Owned(1)		Alberto-Culver Options Beneficially Owned Subject to Conversion(1)	Percent of Class(2)
Gary G. Winterhalter	36,863	(3)	144,100	*
W. Richard Dowd	75,896	(4)	49,750	*
John R. Golliher	2,119	(5)	18,025	*
Bennie L. Lowery	4,880	(6)	61,413	*
Gary T. Robinson	15,202	(7)	42,863	*
James G. Berges	0		0	*
John A. Miller	6,750		26,250	*
Richard J. Schnall	0		0	*
All directors and executive officers as a group (11 persons)	157,142	(8)	396,701	*
CDRS Acquisition LLC(9)	86,061,050		0	48.0%
Carol L. Bernick	12,337,845	(10)	0	6.9%

(1)	Except as otherwise noted, the directors and named executive officers, and all directors and executive officers as a group, have sole voting power and sole investment power over the shares listed. As all outstanding options will become fully exercisable in connection with the transactions all outstanding options are listed in the second column without regard to their vesting schedules.
(2)	An asterisk indicates that the percentage of common stock projected to be beneficially owned by the named individual does not exceed one percent of our common stock.
(3)	Includes 2,604 shares held as a participant in the Profit Sharing Plan and 1,500 shares of restricted stock that will vest in connection with the transactions.
(4)	Includes 59,718 shares held jointly with Mr. Dowd’s wife; 5,258 shares held as a participant in the Profit Sharing Plan; 2,493 shares held as a participant in the Sally Beauty 401(k) Savings Plan; and 551 shares of restricted stock that will vest in connection with the transactions.

(5)	Includes 146 shares held jointly with Mr. Golliher’s wife; 413 shares held as a participant in the Profit Sharing Plan; 579 shares held as a participant in the Sally Beauty 401(k) Savings Plan; and 482 shares of restricted stock that will vest in connection with the transactions.
(6)	Includes 551 shares of restricted stock that will vest in connection with the transactions.
(7)	Includes 750 shares of restricted stock that will vest in connection with the transactions.
(8)	Includes 8,869 shares held as participants in the Profit Sharing Plan; and 3,072 shares held as participants in the Sally Beauty 401(k) Savings Plan. Such persons have shared voting and investment power as to 63,658 shares. In addition, includes 9,584 shares of restricted stock that will vest in connection with the transactions. Holders of restricted stock have sole voting power but no dispositive rights with respect to those shares that have not vested.
(9)	As a result of the New Sally share issuance, CDRS Acquisition LLC (“Investor”) will be issued shares of New Sally Class A common stock, which will be converted into shares of New Sally common stock as a result of the conversion and will represent, immediately following the conversion, approximately 47.2% of the shares of New Sally common stock on a fully diluted basis. Additional shares of New Sally common stock, representing no more than approximately 0.3% of New Sally common stock on a fully diluted basis immediately following the conversion, are expected to be issued to CD&R Parallel Fund VII, L.P. (“Parallel Fund”) pursuant to Investor’s right of assignment under the investment agreement. If such shares are not issued to Parallel Fund, they will be issued to Investor. In certain circumstances described in “The Transactions—Determination of Investment by Investor” beginning on page [•], Investor (and pro rata with Investor, Parallel Fund) may be issued a number of shares of New Sally common stock representing up to an aggregate of 48% of the issued and outstanding common shares of New Sally immediately following the conversion. Clayton, Dubilier & Rice Fund VII, L.P (the “Fund”), as the result of its position as the sole member of Investor, CD&R Associates VII, Ltd. (“Associates VII”), as the result of its position as the general partner of the Fund, CD&R Associates VII, L.P. (“Associates VII LP”), as the result of its position as the sole shareholder of Associates VII, and CD&R Investment Associates VII, Ltd. (“Investment Associates VII”), as the result of its position as the general partner of Associates VII LP, may be deemed to beneficially own the shares of common stock in which Investor has beneficial ownership. Each of the Fund, Associates VII, Associates VII LP and Investment Associates VII disclaims beneficial ownership of the shares of common stock in which Investor has beneficial ownership. CD&R Parallel Fund Associates VII, Ltd. (“Parallel Associates VII”), as the result of its position as the general partner of Parallel Fund, may be deemed to beneficially own the shares of common stock in which Parallel Fund has beneficial ownership and Parallel Associates VII disclaims such beneficial ownership.
(10)	Information is as of September 30, 2006. Mrs. Bernick shares the power to vote with respect to 8,064,997 shares and shares the power to dispose with respect to 2,302,467 shares. The mailing address for Mrs. Bernick is New Aristotle Holdings, Inc., c/o Alberto-Culver Company, 2525 Armitage Avenue, Melrose Park, Illinois 60160 and the telephone number is (708) 450-3000. Includes 7,771,211 shares that are beneficially owned by Mr. Lavin as shown under “Ownership of Common Stock of New Alberto-Culver.” Under Section 13D of the Exchange Act, Mrs. Bernick also beneficially owns these shares.

DESCRIPTION OF NEW SALLY CAPITAL STOCK

Overview

The following is a description of the New Sally amended and restated certificate of incorporation and amended and restated by-laws which will become effective prior to the holding company merger. The following descriptions of New Sally capital stock and provisions of the New Sally amended and restated certificate of incorporation and amended and restated by-laws are summaries of their material terms and provisions and are qualified by reference to the New Sally amended and restated certificate of incorporation and amended and restated by-laws, which are attached as Annex D and Annex E, respectively, to this proxy statement/prospectus—information statement. The descriptions do not purport to be complete statements of the provisions of New Sally’s amended and restated certificate of incorporation and amended and restated by-laws. You must read those documents for complete information on the terms of New Sally’s capital stock. The descriptions reflect changes to the capital structure, certificate of incorporation and by-laws that will be in effect prior to the holding company merger.

Authorized Capital Stock

Immediately following the holding company merger, New Sally’s authorized capital stock will consist of 400,000,000 shares of common stock, par value $0.01 per share, 100,000,000 shares of Class A common stock, par value $0.01 per share and 50,000,000 shares of preferred stock, par value $0.01 per share. On the record date for the Alberto-Culver special meeting, 93,232,804 shares of Alberto-Culver common stock were outstanding. If the same number of shares of Alberto-Culver common stock are outstanding as of the closing date, approximately 179,293,854 shares of New Sally common stock will be outstanding immediately following the holding company merger and the New Sally share issuance.

Common Stock

Holders of New Sally common stock will be entitled to one vote for each share held on all matters submitted to a vote of New Sally stockholders. Accordingly, holders of a majority of the shares of New Sally common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of New Sally common stock will not be entitled to cumulative voting rights.

Holders of New Sally common stock will be entitled to receive any dividends that may be declared by the New Sally board of directors, subject to any preferential dividend rights of outstanding preferred stock. In the event of liquidation, dissolution or winding up, holders of New Sally common stock will be entitled to receive proportionately any of the assets remaining after the payment of liabilities and subject to the prior rights of any outstanding New Sally preferred stock.

The holders of New Sally common stock will have no preemptive rights. The rights, preferences and privileges of holders of New Sally common stock will be subject to, and may be adversely affected by, the rights of holders of shares of any outstanding New Sally preferred stock.

New Sally intends to file an application to have its common stock authorized for listing on the New York Stock Exchange under the symbol “SBH.”

Computershare will serve as the transfer agent and registrar for New Sally’s common stock.

Class A Common Stock

Pursuant to the New Sally share issuance and to facilitate the structure of the transactions, shares of New Sally Class A common stock will be issued to Investor and will be outstanding for only one day, the closing date.

CERTAIN ANTI-TAKEOVER PROVISIONS OF THE NEW SALLY AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION AND BY-LAWS AND DELAWARE LAW

A number of provisions in the New Sally amended and restated certificate of incorporation and amended and restated by-laws and under the DGCL may make it more difficult to acquire control of New Sally. These provisions may have the effect of discouraging a future takeover attempt not approved by the New Sally board of directors but which individual New Sally stockholders may deem to be in their best interests or in which stockholders may receive a substantial premium for their shares over then current market prices. As a result, New Sally stockholders who might desire to participate in such a transactions may not have an opportunity to do so. In addition, these provisions may adversely affect the prevailing market price of the common stock. These provisions are intended to:

•	enhance the likelihood of continuity and stability in the composition of the New Sally board of directors;

•	discourage some types of transactions that may involve an actual or threatened change in control of New Sally;

•	discourage certain tactics that may be used in proxy fights;

•	ensure that the New Sally board of directors will have sufficient time to act in what the New Sally board of directors believes to be in the best interests of New Sally and stockholders; and

•	encourage persons seeking to acquire control of New Sally to consult first with the New Sally board of directors to negotiate the terms of any proposed business combination or offer.

Certificate of Incorporation and By-Laws

The following is a description of the New Sally amended and restated certificate of incorporation and amended and restated by-laws which will become effective prior to the holding company merger. The following descriptions of New Sally capital stock and provisions of the New Sally amended and restated certificate of incorporation and amended and restated by-laws are summaries of their material terms and provisions and are qualified by reference to the New Sally amended and restated certificate of incorporation and amended and restated by-laws, which are attached as Annex D and Annex E, respectively, to this proxy statement/prospectus-information statement. The descriptions do not purport to be complete statements of the provisions of New Sally’s amended and restated certificate of incorporation and amended and restated by-laws. You must read those documents for complete information on the terms of New Sally’s capital stock. The descriptions reflect changes to the capital structure, certificate of incorporation and by-laws that will be in effect prior to the holding company merger.

Unissued Shares of Capital Stock

Common Stock. On the record date for the Alberto-Culver special meeting, 93,232,804 shares of Alberto-Culver common stock were outstanding. If the same number of shares of Alberto-Culver common stock are outstanding as of the closing date, it is expected that New Sally will issue 93,232,804 shares of New Sally common stock to holders of record of Alberto-Culver common stock as of the effective time of the holding company merger and will issue 86,061,050 shares of New Sally Class A common stock to Investor. The remaining shares of authorized and unissued common stock will be available for future issuance without additional New Sally stockholder approval, subject to the rules of the New York Stock Exchange. While the additional New Sally shares are not designed to deter or prevent a change of control, under some circumstances the additional shares could be used to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with the board of directors in opposing a hostile takeover bid.

Preferred Stock. The certificate of incorporation provides that the New Sally board of directors has the authority, without any further vote or action by New Sally stockholders, to issue New Sally preferred stock in

COMPARISON OF RIGHTS OF

NEW SALLY, NEW ALBERTO-CULVER AND ALBERTO-CULVER STOCKHOLDERS

The rights of Alberto-Culver stockholders are governed by the DGCL, the Alberto-Culver amended and restated certificate of incorporation and the Alberto-Culver amended and restated by-laws. After the completion of the transactions, the Alberto-Culver stockholders of record as of the effective time of the holding company merger will receive shares in New Alberto-Culver and New Sally. Their rights as stockholders will be governed by the DGCL and, with respect to New Sally, the New Sally amended and restated certificate of incorporation, the New Sally amended and restated by-laws and, with respect to New Alberto-Culver, the New Alberto-Culver amended and restated certificate of incorporation and the New Alberto-Culver amended and restated by-laws.

The table below summarizes the current rights of Alberto-Culver stockholders to the rights those stockholders will have as New Alberto-Culver and New Sally stockholders following the completion of the transactions. The table does not purport to be a complete statement of all the differences or a complete description of the specific provisions referred to in the summary. The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. Stockholders of Alberto-Culver should read carefully the relevant provisions of the DGCL, the Alberto-Culver amended and restated certificate of incorporation, the Alberto-Culver amended and restated by-laws, the New Sally amended and restated certificate of incorporation, the New Sally amended and restated by-laws, New Alberto-Culver amended and restated certificate of incorporation and the New Alberto-Culver amended and restated by-laws. See “Where You Can Find More Information” beginning on page [•].

	Alberto-Culver	New Sally	New Alberto-Culver
Corporate Governance:	The rights of Alberto-Culver stockholders are currently governed by the DGCL, Alberto-Culver’s amended and restated certificate of incorporation and Alberto-Culver’s amended and restated by-laws.	Prior to the closing of the transactions, New Sally will adopt and be governed by an amended and restated certificate of incorporation and amended and restated by-laws. The rights of New Sally stockholders are also governed by the DGCL.	Prior to the closing of the transactions, New Alberto-Culver will adopt and be governed by an amended and restated certificate of incorporation and amended and restated by-laws. The rights of New Alberto-Culver stockholders are also governed by the DGCL.

Authorized Capital Stock:	The total authorized shares of capital stock of Alberto-Culver consist of 300,000,000 shares of common stock, $.22 par value per share. There were 93,232,804 outstanding shares of common stock as of October [•], 2006.

The total number of shares New Sally will have authority to issue is 550,000,000, consisting of:

a)      400,000,000 shares of common stock, par value $.01

b)      100,000,000 shares of Class A common stock, par value $.01

c)      50,000,000 shares of preferred stock, par value $.01

The total authorized shares New Alberto-Culver will have authority to issue is 350,000,000, consisting of:

a)      300,000,000 shares of common stock, par value $.01

b)      50,000,000 shares of preferred stock, par value $.01

LEGAL MATTERS

The validity of the shares of common stock of New Sally to be issued in connection with the holding company merger will be passed upon by Sidley Austin LLP, counsel to Alberto-Culver.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

The consolidated financial statements of Alberto-Culver as of September 30, 2005 and 2004, and for each of the years in the three-year period ended September 30, 2005 and management’s assessment of the effectiveness of internal control over financial reporting as of September 30, 2005 included in this proxy statement/prospectus—information statement have been included in reliance on the reports of KPMG LLP, an independent registered public accounting firm, also included herein, given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Sally Holdings as of September 30, 2005 and 2004 and for each of the years in the three-year period ended September 30, 2005 included in this proxy statement/prospectus—information statement have been so included in reliance on the report of KPMG LLP, an independent registered public accounting firm, also included herein, and given on the authority of said firm as experts in accounting and auditing.

FUTURE STOCKHOLDER PROPOSALS

The deadline for submission, in writing, to the Secretary of Alberto-Culver, 2525 Armitage Avenue, Melrose Park, Illinois 60160, of all stockholders proposals to be considered for inclusion in Alberto-Culver’s proxy statement for the 2006 annual meeting will be no later than August 16, 2006. The proposals must meet the requirements set forth in the rules and regulations of the Securities and Exchange Commission in order to be eligible for inclusion in the proxy statement for Alberto-Culver’s 2006 annual meeting.

The deadline for submission, in writing, to the Secretary of New Sally, 3001 Colorado Boulevard, Denton, Texas 76210, of all stockholders proposals to be considered for inclusion in New Sally’s proxy statement for the 2007 annual meeting will be disclosed in a Form 8-K filed after the closing of the transactions. The proposals must meet the requirements set forth in the rules and regulations of the Securities and Exchange Commission in order to be eligible for inclusion in the proxy statement for New Sally’s 2007 annual meeting.

OTHER MATTERS

Delivery of this Proxy Statement/Prospectus—Information Statement

The Securities and Exchange Commission has adopted rules that permit companies and intermediaries (such as brokers) to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, known as “householding,” potentially means extra convenience for stockholders and cost savings for companies. This year, a number of brokers with customers who are stockholders of Alberto-Culver will be “householding” the proxy materials unless contrary instructions have been received from the customers. Alberto-Culver will promptly deliver, upon oral or written request, a separate copy of the proxy statement/prospectus—information statement to any of their respective stockholders sharing an address to which only one copy was mailed. Requests for additional copies should be directed to:

Alberto-Culver Company

2525 Armitage Avenue

Melrose Park, Illinois 60160

Attn: Investor Relations

Tel: (708) 450-3000

Once a stockholder has received notice from his or her broker that the broker will be “householding” communications to the stockholder’s address, “householding” will continue until the stockholder is notified otherwise or until the stockholder revokes his or her consent. If, at any time, a stockholder no longer wishes to participate in “householding” and would prefer to receive separate copies of the proxy statement/prospectus—information statement, the stockholder should so notify his or her broker. Any stockholder who currently receives multiple copies of the proxy statement/prospectus—information statement at his or her address and would like to request “householding” of communications should contact his or her broker or, if shares are registered in the stockholder’s name, Alberto-Culver at the address or telephone number provided above.

WHERE YOU CAN FIND MORE INFORMATION

New Sally has filed a registration statement on Form S-4 to register with the Securities and Exchange Commission the New Sally common stock to be issued in connection with the holding company merger. This document is a part of that registration statement and constitutes a prospectus of New Sally in addition to being a proxy statement of Alberto-Culver for the special meeting of the Alberto-Culver stockholders. As allowed by Securities and Exchange Commission rules, this document does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

Alberto-Culver files reports (including annual reports which contain audited financial statements), proxy statements and other information with the Securities and Exchange Commission. You may read and copy these reports, proxy statements and other information at the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. Alberto-Culver’s Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the Internet site maintained by the Securities and Exchange Commission at “http://www.sec.gov.” Alberto-Culver’s Internet site is “http://www.alberto.com.” Copies of, or links to, Alberto-Culver’s Securities and Exchange Commission filings are available through the investor relations section of the Alberto-Culver’s website. These websites are not a part of this proxy statement/prospectus—information statement.

The Securities and Exchange Commission allows Alberto-Culver to “incorporate by reference” information into this proxy statement/prospectus—information statement. This means that Alberto-Culver can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. These documents contain important information about Alberto-Culver and its financial condition. The information incorporated by reference is considered to be part of this proxy statement/prospectus—information statement.

Information that Alberto-Culver files later with the Securities and Exchange Commission will automatically update and supersede this information. Alberto-Culver incorporates by reference into this proxy statement/prospectus—information statement the documents listed below and any future filings it will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the date of the Alberto-Culver special meeting:

•	Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006 filed with the Securities and Exchange Commission on August 7, 2006;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006 filed with the Securities and Exchange Commission on May 8, 2006;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2005 filed with the Securities and Exchange Commission on February 8, 2006;

•	Annual Report on Form 10-K for the fiscal year ended September 30, 2005 filed with the Securities and Exchange Commission on December 9, 2005;

•	Current Report on Form 8-K filed with the Securities and Exchange Commission on October [6], 2006;

•	Current Report on Form 8-K filed with the Securities and Exchange Commission on September 25, 2006;

•	Current Report on Form 8-K filed with the Securities and Exchange Commission on June 22, 2006;

•	Current Report on Form 8-K filed with the Securities and Exchange Commission on June 20, 2006;

•	Current Report on Form 8-K filed with the Securities and Exchange Commission on April 11, 2006;

•	Current Report on Form 8-K filed with the Securities and Exchange Commission on January 17, 2006 as amended and restated by Current Report on Form 8-K/A filed with the Securities and Exchange Commission on January 24, 2006; and

•	Current Report on Form 8-K filed with the Securities and Exchange Commission on January 10, 2006.

You may request a copy of these filings at no cost by writing or telephoning Alberto-Culver at the following address or telephone number:

Alberto-Culver Company

2525 Armitage Avenue

Melrose Park, Illinois 60160

Attn: Investor Relations

Telephone: (708) 450-3000

All information contained or incorporated by reference in this proxy statement/prospectus—information statement relating to Alberto-Culver was supplied by Alberto-Culver, all information relating to New Alberto-Culver was supplied by New Alberto-Culver and all information relating to New Sally was supplied by New Sally.

The website addresses referred to in this proxy statement/prospectus—information statement are for information only and are not intended to incorporate any information into this proxy statement/prospectus—information statement.

Annex A-2

FIRST AMENDMENT

TO THE

INVESTMENT AGREEMENT

WHEREAS, New Sally Holdings, Inc., a Delaware corporation (“New Sally”), Sally Holdings, Inc., a Delaware corporation (“Sally”), Alberto-Culver Company, a Delaware corporation (“Alberto-Culver”), New Aristotle Company, a Delaware corporation (“Merger Sub”) and CDRS Acquisition LLC, a Delaware limited liability company (“Investor”), entered into an Investment Agreement (the “Agreement”), dated as of June 19, 2006;

WHEREAS, the parties to the Agreement desire to amend certain provisions defining terms used in the Agreement and amend the Surplus and Solvency Opinion provisions in the Agreement to reflect the possibility that certain entities will convert from corporations to limited liability companies as part of the transactions contemplated by the Agreement; and

WHEREAS, Section 8.3 of the Agreement provides that the Agreement may be amended at any time before or after approval of the matters presented in connection with the Agreement and the transactions contemplated thereby by the stockholders of Alberto-Culver;

NOW, THEREFORE, the Agreement is hereby amended in the following respects:

1.a. The definition of “Tax” in Section 1.1(x) of the Agreement hereby is amended in its entirety to read as follows:

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means any tax, in any sense, including (i) any federal, state, municipal, county, local, foreign or other Governmental Entity net income, gross income, receipts, windfall profit, severance, real, person, tangible, escheatable, unclaimed or abandoned property, goods and services, value added, estimated, capital stock, production, sales, use, license, excise, franchise, employment, unemployment, social security, payroll, withholding, alternative or add-on minimum, ad valorem, transfer, stamp, or environmental tax, or any other tax, customs, duty or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Entity, including any fines, penalties or interest arising under ERISA; and (ii) any liability for payments of a type described in clause (i) as a result of being or having been a member of an affiliated, consolidated, combined, unitary or similar group, or under a tax sharing, tax allocation, tax indemnity or other agreement, or as a result of being liable for another Person’s taxes as a transferee or successor, by contract or otherwise.

1b. The table of definitions at the end of Section 1.1 of the Agreement hereby is amended as follows in the appropriate alphabetical order:

BSG	3.1(b)(ii)
SBC	3.1(b)(ii)
Subsidiary LLC Conversions	3.1(b)(ii)

2. Section 3.1(b) of the Agreement hereby is amended in its entirety to read as follows:

(b) Conversion(s). (i) Upon the terms and subject to the conditions set forth in this Agreement, immediately following the AC Effective Time, Alberto-Culver shall effect the Alberto-Culver Conversion pursuant to applicable provisions of the DGCL and the Delaware Limited Liability Company Act (the “DLLCA”). Following the Alberto-Culver Conversion, New Alberto-Culver LLC will be a limited liability company all of whose membership interests are held by New Sally and which is disregarded as an entity separate from New Sally for U.S. federal income tax purposes.

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(ii) At the written request of Investor delivered to Alberto-Culver at least one Business Day prior to Closing and upon the terms and subject to the conditions set forth in this Agreement, Alberto-Culver shall, immediately following the Alberto-Culver Conversion and prior to the distribution of any proceeds of the Debt Financing from Sally, cause each of the following entities, in the following order, to be converted into a limited liability company organized under the laws of the State of Delaware, pursuant to applicable provisions of the DGCL and DLLCA: (A) Beauty Holding Company, Inc., a Delaware corporation, (B) Sally Beauty International Finance Company, Inc., a Delaware corporation, (C) Sally Beauty Company, Inc., a Delaware corporation (“SBC”), (D) Beauty Systems Group, Inc., a Delaware corporation (“BSG”), (E) Sally Beauty Distribution, Inc. and (F) Sally (such conversions, the “Subsidiary LLC Conversions”); provided, however, that (x) Alberto-Culver shall have received notice in accordance with Section 7.3(d) and (y) Alberto-Culver shall not be obligated to cause any of the Subsidiary LLC Conversions if effecting one or more of such Subsidiary LLC Conversions would, individually or together with any other event(s) or circumstance(s), cause one or more of the conditions set forth in Article VII or set forth in Section 3.06 of the Separation Agreement not to be satisfied. Investor acknowledges and agrees that notwithstanding anything to the contrary in this Agreement: (1) none of Alberto-Culver, Sally, New Sally or Merger Sub makes or shall have been deemed to make any representation or warranty with respect to the Subsidiary LLC Conversions or the effect thereof and none of them shall be deemed to have violated any covenant or agreement in this Agreement or any of the Transaction Agreements to the extent such violation is a result of effecting the Subsidiary LLC Conversions pursuant to the terms of this Agreement and (2) New Sally shall bear all out-of-pocket expenses, fees and costs of Alberto-Culver and its Subsidiaries (including of New Sally, Sally and the Subsidiaries to be converted) related to the Subsidiary LLC Conversions (it being understood and agreed that such expenses, fees and costs shall not be an Expense governed by Section 6.6). Each of the limited liability companies converted in the Subsidiary LLC Conversions will be treated as a disregarded entity for U.S. federal income tax purposes. The Parties intend that, for Tax purposes, each of the Subsidiary LLC Conversions shall be a tax-free liquidation of the converting corporation under section 332 of the Code and comparable provisions of state, local and foreign Tax laws, in which no gain or loss is recognized by either the liquidating corporation or its parent, and the Parties agree to report the Subsidiary LLC Conversions consistent with such treatment unless otherwise required by law.

3. Section 3.5(a) of the Agreement hereby is amended in its entirety to read as follows:

(a) Each share of Alberto-Culver Common Stock issued and outstanding immediately prior to the AC Effective Time (other than shares that are owned by any direct or indirect wholly-owned subsidiary of Alberto-Culver) shall be automatically converted into one fully paid and nonassessable share of New Sally Common Stock.

4. Section 3.5(d) of the Agreement hereby is amended in its entirety to read as follows:

(d) (i) Each share of New Sally Common Stock held by Alberto-Culver immediately prior to the AC Effective Time shall be cancelled and shall cease to exist and no stock or other consideration shall be delivered in exchange therefor.

(ii) Each share of Alberto-Culver Common Stock held by Alberto-Culver in treasury or owned by Alberto-Culver or any of its Subsidiaries shall be cancelled and shall cease to exist and no shares of stock or other consideration shall be delivered in exchange therefor.

5. Section 6.18 of the Agreement hereby is amended in its entirety to read as follows:

Section 6.18 Valuation Firm. Alberto-Culver shall engage a valuation or appraisal firm of national reputation reasonably acceptable to Investor (the “Valuation Firm”) and use its reasonable best efforts to obtain from the Valuation Firm (a) if Alberto-Culver requests, an opinion dated the date the Board of Directors (or similar body) of New Alberto-Culver LLC declares and effects the Sally Distribution in form and substance reasonably satisfactory to the Board of Directors of Alberto-Culver and addressed to the members of the Board of Directors (or similar governing body) of New Alberto-Culver LLC as to the

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surplus (or similar concept under the DLLCA) of New Alberto-Culver LLC in connection with the declaration of the Sally Distribution, (b) an opinion dated the date the Board of Directors of New Sally declares the Share Distribution and the Cash Distribution and the date or dates on which the Share Distribution and the Cash Distribution are paid in form and substance reasonably satisfactory to the Board of Directors of New Sally and addressed to the members of the Board of Directors of New Sally as to the surplus of New Sally in connection with the declaration of the Cash Distribution and the Share Distribution, (c) an opinion dated the date the Board of Directors (or similar body) of Sally declares and effects any cash dividends to New Sally that may be made in order for New Sally to pay the Cash Distribution in form and substance reasonably satisfactory to the Board of Directors (or similar body) of Sally and addressed to the members of the Board of Directors (or similar body) of Sally as to the surplus (or similar concept under the DLLCA) of Sally in connection with the declaration of such dividends, (d) an opinion dated the date the Board of Directors (or similar body) of BSG declares and effects any cash dividends to Sally that may be made in order for New Sally to pay the Cash Distribution in form and substance reasonably satisfactory to the Board of Directors (or similar body) of BSG and addressed to the members of the Board of Directors (or similar body) of BSG as to the surplus (or similar concept under the DLLCA) of BSG in connection with the declaration of such dividends, (e) an opinion dated the date the Board of Directors (or similar body) of SBC declares and effects any cash dividends to Sally that may be made in order for Sally to pay the Cash Distribution in form and substance reasonably satisfactory to the Board of Directors (or similar body) of SBC and addressed to the members of the Board of Directors (or similar body) of SBC as to the surplus (or similar concept under the DLLCA) of SBC in connection with the declaration of such dividends and (f) an opinion dated the date the Board of Directors of New Sally declares the Share Distribution and the Cash Distribution and the date or dates on which the Share Distribution and the Cash Distribution are paid in form and substance reasonably satisfactory to the Board of Directors of New Sally and addressed to the members of the Board of Directors of New Sally as to the solvency of New Sally and its Subsidiaries immediately after giving effect to the Transactions (the opinion in clause (a), only if requested by Alberto-Culver, and the opinions in clauses (b), (c) and (f) collectively, the “Surplus and Solvency Opinions”). For the avoidance of doubt, Alberto-Culver and its Subsidiaries shall have no obligation to make any capital contribution or loan to any member of the Sally Group or take any other action not expressly required by this Agreement in connection with this Section 6.18. Each of Alberto-Culver and New Sally shall be responsible for the payment of 50% of the fees and expenses of the Valuation Firms in connection with the opinions contemplated by this Section 6.18 as provided in Section 2.04(c) of the Separation Agreement (such fees and expenses, the “Valuation Firm Fees”). Notwithstanding the foregoing, members of the Alberto-Culver Group shall not be required to pay in the aggregate an amount in excess of the amount set forth in Section 6.18 to the Alberto-Culver Disclosure Schedule in connection with obtaining the opinions contemplated by this Section 6.18.

6. Section 6.19 of the Agreement hereby is amended in its entirety to read as follows:

Section 6.19 Pre-Closing Estimates. Five days prior to the Closing Date, Alberto-Culver will provide Investor with calculations of the Adjustment Amount and components thereof, including an estimate of Alberto-Culver Taxes, and the Estimated Required Retained Cash Amount together with such supporting data as Investor may reasonably request.

7. Section 7.1(h) of the Agreement hereby is amended in its entirety to read as follows:

(h) NYSE Listing. The (i) shares of New Sally Common Stock to be issued in the Alberto-Culver Merger and to be reserved for issuance upon exercise of New Sally Substitute Options and (ii) the shares of New Alberto-Culver Common Stock to be distributed in the Share Distribution and to be reserved for issuance upon exercise of New Alberto-Culver Stock Options shall have been approved for listing on the NYSE, subject to official notice of issuance.

8. Section 7.1(i) of the Agreement hereby is amended in its entirety to read as follows:

(i) Surplus and Solvency Opinions. The Board of Directors (or similar body) of New Alberto-Culver LLC, if applicable, the Board of Directors of New Sally and the Board of Directors (or similar body) of

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Sally, as applicable, shall have received the Surplus and Solvency Opinions and such opinions shall not have been withdrawn, modified or rescinded.

9. Section 9.1 of the Agreement hereby is amended in its entirety to read as follows:

Section 9.1 Non-Survival of Representations, Warranties, Covenants and Agreements. This Article IX and the agreements of Alberto-Culver, New Sally, Sally and Investor, contained in clause (2) of Section 3.1(b)(ii) (Conversion(s)), Section 3.6 (Exchange of Shares), Section 3.8 (Post Transaction Matters), Section 6.4(a) (last sentence) (Reasonable Best Efforts), Section 6.6 (Fees and Expenses), Section 6.10(b)(y) and Section 6.10(d) (last sentence) (Private Letter Ruling; Tax-Free Reorganization Treatment; Pre-Distribution Tax Returns: Dividend Withholding), Section 6.12 (Employee Benefits Matters) and Section 6.13 (Non-Competition, Non-Solicitation) shall survive the Closing Date. All other representations, warranties, covenants and agreements in this Agreement shall not survive the Closing Date.

10. New Sally agrees that, if on or prior to the Closing Date any member of the Sally Group consummates an acquisition which was consented to in writing in advance by Investor, at Closing it will pay to Alberto-Culver an amount equal to the purchase price of each such acquisition.

11. Exhibit C to the Agreement is hereby amended in its entirety to read as set forth on Annex B hereto.

12. This Amendment will be governed by and construed in accordance with the laws of the State of Delaware (without giving effect to choice of law principles thereof).

13. Except as specifically provided in this Amendment, all other provisions of the Agreement shall remain in full force and effect.

14. This Amendment may be executed in separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties have caused this Amendment to be executed in their names by a duly authorized officer as of October 3, 2006.

NEW SALLY HOLDINGS, INC.

By:	/s/ Gary P. Schmidt

Name: Gary P. Schmidt
Title: President

SALLY HOLDINGS, INC.

By:	/s/ Gary Winterhalter

Name: Gary Winterhalter
Title: President

ALBERTO-CULVER COMPANY

By:	/s/ Gary P. Schmidt

Name: Gary P. Schmidt
Title: Senior Vice President, General Counsel and Secretary

NEW ARISTOTLE COMPANY

By:	/s/ Gary P. Schmidt

Name: Gary P. Schmidt
Title: President

CDRS ACQUISITION LLC

By:	/s/ Richard J. Schnall

Name: Richard J. Schnall
Title: President

[Signature page to First Amendment to the Investment Agreement]

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Annex B-2

FIRST AMENDMENT

TO THE

SEPARATION AGREEMENT

WHEREAS, New Sally Holdings, Inc., a Delaware corporation (“New Sally”), Sally Holdings, Inc., a Delaware corporation (“Sally”) (New Sally and Sally, collectively the “Sally Parties”), Alberto-Culver Company, a Delaware corporation (“Alberto-Culver”), and New Aristotle Holdings, Inc., a Delaware corporation (“New Alberto-Culver”) (Alberto-Culver and New Alberto-Culver, collectively the “Alberto-Culver Parties”), entered into a Separation Agreement (the “Agreement”), dated as of June 19, 2006;

WHEREAS, the Sally Parties and the Alberto-Culver Parties desire to amend certain provisions defining terms used in the Agreement; and

WHEREAS, Section 8.07 of the Agreement provides that the Agreement cannot be amended except by a written agreement executed by the Sally Parties and the Alberto-Culver Parties; provided, that, unless the Investment Agreement (as such term is defined in the Agreement) shall have been terminated, any such amendment shall be subject to the prior written consent of CDRS Acquisition LLC (“Investor”), which consent shall not be unreasonably withheld, conditioned or delayed;

NOW, THEREFORE, the Agreement is hereby amended in the following respects:

1. The definition of “Sally Liabilities” in Section 1.01(a) of the Agreement hereby is amended in its entirety to read as follows:

“Sally Liabilities” means (a) all Liabilities of any member of the Sally Group under, or for which any member of the Sally Group is expressly made responsible pursuant to, any Transaction Agreement or the Investment Agreement to which it is or becomes a party, including the breach by any member of the Sally Group of any agreement or covenant contained therein that does not by its express terms expire at or prior to the Distributions Time; (b) all Liabilities of any member of the Sally Group to the extent based upon, arising out of or resulting from the Sally Business; (c) all Liabilities of any member of the Alberto-Culver Group to the extent based upon, arising out of or resulting from the Sally Business; and (d) all Liabilities to the extent based upon, arising out of or resulting from the Subsidiary LLC Conversions, in the case of each of clauses (a) through (d), regardless of whether such Liability existed prior to, at or after the Distributions Time.

2. Section 1.01(a) of the Agreement hereby is amended to include the following definition in the appropriate alphabetical order:

“Subsidiary LLC Conversions” has the meaning set forth in the Investment Agreement.

3. Section 2.02 of the Agreement is hereby amended in its entirety to read as follows:

Section 2.02 Capital Structure of New Alberto-Culver. After the transactions described in Sections 3.1(a), (b), (c) and (d) of the Investment Agreement and on Schedule 2.01 of this Agreement are effected and prior to the Distributions Time, if necessary, the Sally Parties and the Alberto-Culver Parties shall cause (a) the number of authorized shares of New Alberto-Culver Common Stock to equal or exceed the number of shares of New Sally Common Stock issued (including treasury shares held by New Sally) as of the New Sally Record Date and (b) the number of shares of New Alberto-Culver Common Stock issued and outstanding as of the New Sally Record Date to be increased to equal the number of shares of New Sally Common Stock issued and outstanding as of the New Sally Record Date.

4. Section 2.04(b) of the Agreement is hereby amended in its entirety to read as follows:

Effective immediately prior to the Alberto-Culver Contribution, all intercompany receivables, payables and loans (other than any amounts owed under the Investment Agreement, the Trade Payables and the

B-2-1

Transaction Payables) between the members of the Sally Group, on the one hand, and the members of the Alberto-Culver Group, on the other hand, shall, except as provided in Section 2.04(c), automatically be cancelled. All Trade Payables shall be promptly paid when due. All Transaction Payables shall be paid as provided in this Agreement and the Investment Agreement.

5. Section 3.03 of the Agreement is hereby amended in its entirety to read as follows:

Subject to the terms and conditions of this Agreement, at or prior to the Distributions Time, New Sally shall deliver to the Distributions Agent for the benefit of each record holder of New Sally Common Stock on the New Sally Record Date (or, if applicable, any transferee of such holder that purchased such holder’s shares in the “regular way” market), (a) the Distribution Shares (which shall represent all of the outstanding shares of New Alberto-Culver Common Stock) and (b) the Distribution Cash. New Sally shall cause the transfer agent for the shares of New Alberto-Culver Common Stock to instruct the Distributions Agent to hold in trust the appropriate number of such shares of New Alberto-Culver Common Stock for each holder of record of New Sally Common Stock as of the New Sally Record Date (or, if applicable, any transferee of such holder that purchased such holder’s shares in the “regular way” market), and the Distributions Agent shall hold in trust the Cash Distribution for such stockholders. The Distributions Agent Agreement shall require the Distributions Agent to transfer to New Sally the amount of all interest and other proceeds from the investment of the Distribution Cash promptly after the Distributions are effected pursuant to Section 3.04, and New Sally shall, promptly after receipt thereof, make a cash payment to New Alberto-Culver equal to 62% of such interest and other proceeds.

6. This Amendment will be governed by and construed in accordance with the laws of the State of Delaware (without giving effect to choice of law principles thereof).

7. Except as specifically provided in this Amendment, all other provisions of the Agreement shall remain in full force and effect.

8. This Amendment may be executed in separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement.

[Signature Page Follows]

B-2-2

IN WITNESS WHEREOF, the parties have caused this amendment to be executed in their names by a duly authorized officer as of October 3, 2006.

NEW SALLY HOLDINGS, INC.

By:	/s/ Gary P. Schmidt

Name: Gary P. Schmidt
Title: President

SALLY HOLDINGS, INC.

By:	/s/ Gary Winterhalter

Name: Gary Winterhalter
Title: President

ALBERTO-CULVER COMPANY

By:	/s/ Gary P. Schmidt

Name: Gary P. Schmidt
Title: Senior Vice President, General Counsel and Secretary

NEW ARISTOTLE HOLDINGS, INC.

By:	/s/ Gary P. Schmidt

Name: Gary P. Schmidt
Title: President

By its signature below, the undersigned hereby consents to this amendment:

CDRS ACQUISITION LLC
By:	/s/ Richard J. Schnall

Name: Richard J. Schnall
Title: President

[Signature Page to First Amendment to the Separation Agreement]

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Annex C-2

FIRST AMENDMENT

TO THE

TAX ALLOCATION AGREEMENT

WHEREAS, New Sally Holdings, Inc., a Delaware corporation (“New Sally”), Sally Holdings, Inc., a Delaware corporation (“Sally”) (New Sally and Sally, collectively the “Sally Parties”), Alberto-Culver Company, a Delaware corporation (“Alberto-Culver”), and New Aristotle Holdings, Inc., a Delaware corporation (“New Alberto-Culver”) (Alberto-Culver and New Alberto-Culver, collectively the “Alberto-Culver Parties”), entered into a Tax Allocation Agreement (the “Agreement”), dated as of June 19, 2006;

WHEREAS, the Sally Parties and the Alberto-Culver Parties desire to amend certain provisions defining terms used in the Agreement; and

WHEREAS, Section 8.07 of the Agreement provides that the Agreement cannot be amended except by a written agreement executed by the Sally Parties and the Alberto-Culver Parties; provided, that, unless the Investment Agreement (as such term is defined in the Agreement) shall have been terminated, any such amendment shall be subject to the prior written consent of CDRS Acquisition LLC (“Investor”), which consent shall not be unreasonably withheld, conditioned or delayed;

NOW, THEREFORE, the Agreement is hereby amended in the following respects:

1. Section 1.01(a) of the Agreement is hereby amended to include the following definition in the appropriate alphabetical order:

“Subsidiary LLC Conversions” has the meaning set forth in the Investment Agreement.

2. Section 2.04(d) of the Agreement is hereby amended in its entirety to read as follows:

(d) Notwithstanding any other provision of this Agreement (including Section 2.04(c)), the Sally Parties shall be liable for (i) all Taxes arising from or attributable to any deferred intercompany transactions relating to sales of inventory from a member of the Alberto Group to a member of the Sally Group (but only in an amount of Taxable income or gain not to exceed $5 million) or any Tax resulting from the Subsidiary LLC Conversions; (ii) any Tax incurred in distributing the Debt Financing proceeds from the borrower(s) thereof to New Sally; and (iii) any Tax arising from a failure to remit Taxes with respect to payments to be made to non-residents of the United States, or employees, in connection with the transactions contemplated by the Separation Agreement, except to the extent such failure is attributable to a failure by Alberto-Culver to institute proper procedures to enable New Sally to properly withhold under Section 2.04(c) above or provide New Sally with an accurate estimate of earnings and profits pursuant to Section 6.10(d) of the Investment Agreement.

3. Section 1.02 is hereby amended solely to replace all references to “Substitute Sally Options” that appear in the definition of Sally Tainting Act with references to “New Sally Substitute Options.”

4. This Amendment will be governed by and construed in accordance with the laws of the State of Delaware (without giving effect to choice of law principles thereof).

5. Except as specifically provided in this Amendment, all other provisions of the Agreement shall be in full force and effect.

6. This Amendment may be executed in separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement.

[Signature Page Follows]

C-2-1

IN WITNESS WHEREOF, the parties have caused this agreement to be executed in their names by a duly authorized officer as of October 3, 2006.

NEW SALLY HOLDINGS, INC.

By:	/s/ Gary P. Schmidt
Name: Gary P. Schmidt
Title: President

SALLY HOLDINGS, INC.

By:	/s/ Gary Winterhalter
Name: Gary Winterhalter
Title: President

ALBERTO-CULVER COMPANY

By:	/s/ Gary P. Schmidt
Name: Gary P. Schmidt
Title: Senior Vice President, General Counsel and Secretary

NEW ARISTOTLE HOLDINGS, INC.

By:	/s/ Gary P. Schmidt
Name: Gary P. Schmidt
Title: President

By its signature below, the undersigned hereby consents to this amendment:

CDRS ACQUISITION LLC

BY:	/s/ Richard J. Schnall

Name: Richard J. Schnall
Title: President

[Signature Page to First Amendment to the Tax Allocation Agreement]

C-2-2

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (“DGCL”) empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation in the performance of his duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

In accordance with the DGCL, the registrant’s certificate of incorporation contains a provision limiting the personal liability of its directors for violations of their fiduciary duty. This provision eliminates each director’s liability to the registrant or its stockholders for monetary damages except to the extent (i) for any breach of the director’s duty of loyalty to the registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or any amendment thereto or successor provision thereto or (iv) for any transactions from which a director derived an improper benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

The registrant’s certificate of incorporation provides for indemnification of its officers and directors to the fullest extent permitted by applicable law. The registrant’s by-laws provide that it will indemnify an officer or director of the registrant or any person serving as a director, officer, employee or agent of another entity at the registrant’s request for expenses, liabilities and losses incurred in connection with any action, suit or proceeding to which such person is a party or threatened to be made a party by reason of such service, except that the registrant will not indemnify any person in connection with a proceeding initiated by such person unless such proceeding was authorized by the registrant’s board of directors.

Item 21. Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed herewith or incorporated herewith by reference:

Exhibit No.	Exhibit Description
2.1	Investment Agreement, dated as of June 19, 2006, among Alberto-Culver Company, New Aristotle Company, Sally Holdings, Inc., New Sally Holdings, Inc. and CDRS Acquisition LLC (attached as Annex A-1 to the proxy statement/prospectus—information statement which is a part of this Registration Statement).

2.2	First Amendment to the Investment Agreement, dated as of October 3, 2006, among Alberto-Culver Company, New Aristotle Company, Sally Holdings, Inc., New Sally Holdings, Inc. and CDRS Acquisition LLC (attached as Annex A-2 to the proxy statement/prospectus—information statement which is a part of this Registration Statement).

Exhibit No.	Exhibit Description
2.3	Separation Agreement, dated as of June 19, 2006, among Alberto-Culver Company, Sally Holdings, Inc., New Sally Holdings, Inc. and New Aristotle Holdings, Inc. (attached as Annex B-1 to the proxy statement/prospectus—information statement which is a part of this Registration Statement).

2.4	First Amendment to the Separation Agreement, dated as of October 3, 2006, among Alberto-Culver Company, Sally Holdings, Inc., New Sally Holdings, Inc. and New Aristotle Holdings, Inc. (attached as Annex B-2 to the proxy statement/prospectus—information statement which is a part of this Registration Statement).

3.1	Form of Amended and Restated Certificate of Incorporation of New Sally Holdings, Inc. (attached as Annex D to the proxy statement/prospectus—information statement which is a part of this Registration Statement).

3.2	Form of Amended and Restated By-laws of New Sally Holdings, Inc. (attached as Annex E to the proxy statement/prospectus—information statement which is a part of this Registration Statement)

4.1	Form of Stockholders Agreement among New Sally Holdings, Inc. and the stockholders party thereto (attached as Annex F to the proxy statement/prospectus—information statement which is a part of this Registration Statement).

5.1	Opinion of Sidley Austin LLP as to the validity of the New Sally Holdings, Inc. common stock being registered hereby.

8.1	Opinion of Sidley Austin LLP as to certain tax matters.

10.1	Tax Allocation Agreement, dated as of June 19, 2006, among Alberto-Culver Company, New Aristotle Holdings, Inc., New Sally Holdings, Inc. and Sally Holdings, Inc. (attached as Annex C-1 to the proxy statement/prospectus—information statement which is a part of this Registration Statement).

10.2	First Amendment to the Tax Allocation Agreement, dated as of October 3, 2006, among Alberto-Culver Company, New Aristotle Holdings, Inc., New Sally Holdings, Inc. and Sally Holdings, Inc. (attached as Annex C-2 to the proxy statement/prospectus—information statement which is a part of this Registration Statement).

10.3	Employee Matters Agreement, dated as of June 19, 2006, among Alberto-Culver Company, New Aristotle Holdings, Inc., New Sally Holdings, Inc. and Sally Holdings, Inc. (incorporated by reference to Exhibit 10.02 to the Current Report on Form 8-K filed by Alberto-Culver Company with the Securities and Exchange Commission on June 22, 2006).

10.4	First Amendment to the Employee Matters Agreement, dated October 3, 2006, among Alberto-Culver Company, New Aristotle Holdings, Inc., New Sally Holdings, Inc. and Sally Holdings, Inc. (incorporated by reference to Exhibit 10.02 to the Current Report on Form 8-K filed by Alberto-Culver Company with the Securities and Exchange Commission on October [6], 2006).

10.5	Support Agreement, dated as of June 19, 2006, among CDRS Acquisition LLC, Alberto-Culver Company, New Sally Holdings, Inc. and the stockholders party thereto (incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K filed by Alberto-Culver Company with the Securities and Exchange Commission on June 22, 2006).

10.6	Support Agreement, dated as of June 19, 2006, among CDRS Acquisition LLC, Alberto-Culver Company, New Sally Holdings, Inc. and Howard B. Bernick (incorporated by reference to Exhibit 10.11 to the Current Report on Form 8-K filed by Alberto-Culver company with the Securities and Exchange Commission on June 22, 2006).

Exhibit No.		Exhibit Description
10.7		Termination and Consulting Agreement, dated as of June 18, 2006, among Alberto-Culver Company, Sally Holdings, Inc. and Michael H. Renzulli (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by Alberto-Culver Company with the Securities and Exchange Commission on June 22, 2006).

10.8		Termination Agreement dated as of June 18, 2006, among Alberto-Culver Company, Sally Holdings, Inc. and Gary G. Winterhalter (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed by Alberto-Culver Company with the Securities and Exchange Commission on June 22, 2006).

21.1	**	Subsidiaries of New Sally Holdings, Inc.

23.1		Consent of Sidley Austin LLP (included in Exhibit 5.1 to this Registration Statement).

23.2		Consent of Sidley Austin LLP (included in Exhibit 8.1 to this Registration Statement).

23.3		Consent of KPMG LLP relating to the audited financial statements of Alberto-Culver Company.

23.4		Consent of KPMG LLP relating to the audited financial statements of Sally Holdings, Inc.

24		Power of Attorney (included on the signature page to this registration statement filed on August 2, 2006).

99.1		Form of Amended and Restated Certificate of Incorporation of New Aristotle Holdings, Inc. (attached as Annex G to the proxy statement/prospectus—information statement which is a part of this Registration Statement).

99.2		Form of Amended and Restated By-laws of New Aristotle Holdings, Inc. (attached as Annex H to the proxy statement/prospectus—information statement which is a part of this Registration Statement).

99.3		Severance Agreement Amendment, dated as of June 19, 2006 between Alberto-Culver Company and Carol L. Bernick (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Alberto-Culver Company with the Securities and Exchange Commission on June 22, 2006).

99.4**		Severance Agreement Amendment, dated as of June 19, 2006 between Alberto-Culver Company and John R. Berschied, Jr.

99.5		Severance Agreement Amendment, dated as of June 19, 2006, between Alberto-Culver Company and William J. Cernugel (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Alberto-Culver Company with the Securities and Exchange Commission on June 22, 2006).

99.6		Severance Agreement Amendment, dated as of June 19, 2006, between Alberto-Culver Company and V. James Marino (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Alberto-Culver Company with the Securities and Exchange Commission on June 22, 2006).

99.7**		Severance Agreement Amendment, dated as of June 19, 2006 between Alberto-Culver Company and Gary P. Schmidt.

99.8		Form of Severance Agreement Amendment between Alberto-Culver and certain officers thereof (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by Alberto-Culver Company with the Securities and Exchange Commission on June 22, 2006).

99.9		Termination Agreement, dated as of June 18, 2006, between Alberto-Culver Company and Howard B. Bernick (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by Alberto-Culver Company with the Securities and Exchange Commission on June 22, 2006).

Exhibit No.		Exhibit Description
99.10		Limited Guarantee, dated as of June 19, 2006, by Clayton, Dubilier & Rice Fund VII, L.P. in favor of Alberto-Culver Company (incorporated by reference to Exhibit 10.12 to the Current Report on Form 8-K filed by Alberto-Culver Company with the Securities and Exchange Commission on June 22, 2006).

99.11		Consent of Goldman, Sachs & Co.

99.12		Form of Preliminary Alberto-Culver Company Proxy Card.

99.13	**	Amended and Restated Commitment Letter, dated as of July 18, 2006, among CDRS Acquisition LLC, Merrill Lynch Capital Corporation, Merrill Lynch Business Financial Services Inc., Bank of America, N.A., Banc of America Securities LLC, Banc of America Bridge LLC, JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc. and Morgan Stanley Senior Funding, Inc.

*	To be filed by amendment.
**	Previously filed.

(b) Financial Statement Schedules

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Alberto-Culver Company:

On December 8, 2005, we reported on the consolidated balance sheets of Alberto-Culver Company and Subsidiaries as of September 30, 2005 and 2004 and the related consolidated statements of earnings, cash flows and stockholders’ equity for each of the years in the three-year period ended September 30, 2005, which are included in the proxy statement/prospectus-information statement. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedule in the registration statement. That financial statement schedule is the responsibility of the company’s management. Our responsibility is to express an opinion on that financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/S/ KPMG LLP
KPMG LLP

Chicago, Illinois

December 8, 2005

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Melrose Park, State of Illinois, on October [•], 2006.

NEW SALLY HOLDINGS, INC.
(Registrant)

By:	/S/ PAUL W. HOELSCHER
Name:	Paul W. Hoelscher
Title:	Vice President and Corporate Controller

Signature	Title	Date

* Carol L. Bernick	Chairman of the Board and Director	October [•], 2006

* Howard B. Bernick	Chief Executive Officer and Director (Principal Executive Officer)	October [•], 2006

* Leonard H. Lavin	Director	October [•], 2006

* William J. Cernugel	Senior Vice President and Chief Financial Officer (Principal Financial & Accounting Officer)	October [•], 2006

* A.G. Atwater, Jr.	Director	October [•], 2006

* James G. Brocksmith, Jr.	Director	October [•], 2006

* Jim Edgar	Director	October [•], 2006

* King Harris	Director	October [•], 2006

Signature	Title	Date

* John A. Miller	Director	October [•], 2006

* Robert H. Rock	Director	October [•], 2006

* Sam. J. Susser	Director	October [•], 2006

* William W. Wirtz	Director	October [•], 2006

*By:	/S/ PAUL W. HOELSCHER
(Paul W. Hoelscher, Attorney-in-Fact)

EXHIBIT INDEX

Exhibit No.	Exhibit Description
2.1	Investment Agreement, dated as of June 19, 2006, among Alberto-Culver Company, New Aristotle Company, Sally Holdings, Inc., New Sally Holdings, Inc. and CDRS Acquisition LLC (attached as Annex A-1 to the proxy statement/prospectus—information statement which is a part of this Registration Statement).

2.2	First Amendment to the Investment Agreement, dated as of October 3, 2006, among Alberto-Culver Company, New Aristotle Company, Sally Holdings, Inc., New Sally Holdings, Inc. and CDRS Acquisition LLC (attached as Annex A-2 to the proxy statement/prospectus—information statement which is a part of this Registration Statement).

2.3	Separation Agreement, dated as of June 19, 2006, among Alberto-Culver Company, Sally Holdings, Inc., New Sally Holdings, Inc. and New Aristotle Holdings, Inc. (attached as Annex B-1 to the proxy statement/prospectus—information statement which is a part of this Registration Statement).

2.4	First Amendment to the Separation Agreement, dated as of October 3, 2006, among Alberto-Culver Company, Sally Holdings, Inc., New Sally Holdings, Inc. and New Aristotle Holdings, Inc. (attached as Annex B-2 to the proxy statement/prospectus—information statement which is a part of this Registration Statement).

3.1	Form of Amended and Restated Certificate of Incorporation of New Sally Holdings, Inc. (attached as Annex D to the proxy statement/prospectus—information statement which is a part of this Registration Statement).

3.2	Form of Amended and Restated By-laws of New Sally Holdings, Inc. (attached as Annex E to the proxy statement/prospectus—information statement which is a part of this Registration Statement).

4.1	Form of Stockholders Agreement among New Sally Holdings, Inc. and the stockholders party thereto (attached as Annex F to the proxy statement/prospectus—information statement which is a part of the Registration Statement).

5.1	Opinion of Sidley Austin LLP as to the validity of the New Sally Holdings, Inc. common stock being registered hereby.

8.1	Opinion of Sidley Austin LLP as to certain tax matters.

10.1	Tax Allocation Agreement, dated as of June 19, 2006, among Alberto-Culver Company, New Aristotle Holdings, Inc., New Sally Holdings, Inc. and Sally Holdings, Inc. (attached as Annex C-1 to the proxy statement/prospectus—information statement which is a part of this Registration Statement).

10.2	First Amendment to the Tax Allocation Agreement, dated as of October 3, 2006, among Alberto-Culver Company, New Aristotle Holdings, Inc., New Sally Holdings, Inc. and Sally Holdings, Inc. (attached as Annex C-2 to the proxy statement/prospectus—information statement which is a part of this Registration Statement).

10.3	Employee Matters Agreement, dated as of June 19, 2006, among Alberto-Culver Company, New Aristotle Holdings, Inc., New Sally Holdings, Inc. and Sally Holdings, Inc. (incorporated by reference to Exhibit 10.02 to the Current Report on Form 8-K filed by Alberto-Culver Company with the Securities and Exchange Commission on June 22, 2006).

10.4	First Amendment to the Employee Matters Agreement, dated October 3, 2006, among Alberto-Culver Company, New Aristotle Holdings, Inc., New Sally Holdings, Inc. and Sally Holdings, Inc. (incorporated by reference to Exhibit 10.02 to the Current Report on Form 8-K filed by Alberto-Culver Company with the Securities and Exchange Commission on October [6], 2006).

Exhibit No.		Exhibit Description

10.5		Support Agreement, dated as of June 19, 2006, among CDRS Acquisition LLC, Alberto-Culver Company, New Sally Holdings, Inc. and the stockholders party thereto (incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K filed by Alberto-Culver Company with the Securities and Exchange Commission on June 22, 2006).

10.6		Support Agreement, dated as of June 19, 2006, among CDRS Acquisition LLC, Alberto-Culver Company, New Sally Holdings, Inc. and Howard B. Bernick (incorporated by reference to Exhibit 10.11 to the Current Report on Form 8-K filed by Alberto-Culver company with the Securities and Exchange Commission on June 22, 2006).

10.7		Termination and Consulting Agreement, dated as of June 18, 2006, among Alberto-Culver Company, Sally Holdings, Inc. and Michael H. Renzulli (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by Alberto-Culver Company with the Securities and Exchange Commission on June 22, 2006).

10.8		Termination Agreement, dated as of June 18, 2006, among Alberto-Culver Company, Sally Holdings, Inc. and Gary G. Winterhalter (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed by Alberto-Culver Company with the Securities and Exchange Commission on June 22, 2006).

21.1	**	Subsidiaries of New Sally Holdings, Inc.

23.1		Consent of Sidley Austin LLP (included in Exhibit 5.1 to this Registration Statement).

23.2		Consent of Sidley Austin LLP (included in Exhibit 8.1 to this Registration Statement).

23.3		Consent of KPMG LLP relating to the audited financial statements of Alberto-Culver Company.

23.4		Consent of KPMG LLP relating to the audited financial statements of Sally Holdings, Inc.

24		Power of Attorney (included on the signature page to this registration statement filed on August 2, 2006).

99.1		Form of Amended and Restated Certificate of Incorporation of New Aristotle Holdings, Inc. (attached as Annex G to the proxy statement/prospectus—information statement which is a part of this Registration Statement).

99.2		Form of Amended and Restated By-laws of New Aristotle Holdings, Inc. (attached as Annex H to the proxy statement/prospectus—information statement which is a part of this Registration Statement).

99.3		Severance Agreement Amendment, dated as of June 19, 2006, between Alberto-Culver Company and Carol L. Bernick (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Alberto-Culver Company with the Securities and Exchange Commission on June 22, 2006).

99.4**		Severance Agreement Amendment, dated as of June 19, 2006, between Alberto-Culver Company and John R. Berschied, Jr.

99.5		Severance Agreement Amendment, dated as of June 19, 2006, between Alberto-Culver Company and William J. Cernugel (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Alberto-Culver Company with the Securities and Exchange Commission on June 22, 2006).

99.6		Severance Agreement Amendment, dated as of June 19, 2006, between Alberto-Culver Company and V. James Marino (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Alberto-Culver Company with the Securities and Exchange Commission on June 22, 2006).

99.7**		Severance Agreement Amendment, dated as of June 19, 2006, between Alberto-Culver Company and Gary P. Schmidt.

Exhibit No.		Exhibit Description

99.8		Form of Severance Agreement Amendment between Alberto-Culver and certain officers thereof (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by Alberto-Culver Company with the Securities and Exchange Commission on June 22, 2006).

99.9		Termination Agreement, dated as of June 18, 2006, between Alberto-Culver Company and Howard B. Bernick (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by Alberto-Culver Company with the Securities and Exchange Commission on June 22, 2006).

99.10		Limited Guarantee, dated as of June 19, 2006, by Clayton, Dubilier & Rice Fund VII, L.P. in favor of Alberto-Culver Company (incorporated by reference to Exhibit 10.12 to the Current Report on Form 8-K filed by Alberto-Culver Company with the Securities and Exchange Commission on June 22, 2006).

99.11		Consent of Goldman, Sachs & Co.

99.12		Form of Preliminary Alberto-Culver Company Proxy Card.

99.13	**	Amended and Restated Commitment Letter, dated as of July 18, 2006, among CDRS Acquisition LLC, Merrill Lynch Capital Corporation, Merrill Lynch Business Financial Services Inc., Bank of America, N.A., Banc of America Securities LLC, Banc of America Bridge LLC, JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc. and Morgan Stanley Senior Funding, Inc.

*	To be filed by amendment.
**	Previously filed.

Exhibit B

Exhibit B

SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT	GENEVA HONG KONG LONDON LOS ANGELES NEW YORK	SAN FRANCISCO SHANGHAI SINGAPORE TOKYO WASHINGTON, DC

FOUNDED 1866

EXHIBIT 8.1

SA Draft of 10/4/06

October     , 2006

New Sally Holdings, Inc.

2525 Armitage Avenue

Melrose Park, Illinois 60160

Alberto-Culver Company

2525 Armitage Avenue

Melrose Park, Illinois 60160

Re:	U.S. Federal Income Tax Consequences of the Holding Company
Merger, the Special Cash Dividend, the New Alberto-Culver Share
Distribution and Related Transactions

Ladies and Gentlemen:

We have acted as counsel to New Sally Holdings, Inc. (“New Sally”), a Delaware corporation, and Alberto-Culver Company (“Alberto-Culver”), a Delaware corporation, in connection with (i) the merger (the “Merger”) of New Aristotle Company, a wholly owned, Delaware subsidiary of New Sally, with and into Alberto-Culver, whereby each share of common stock of Alberto-Culver will be converted into one share of common stock of New Sally (the “New Sally Common Stock”), Alberto-Culver will be the surviving corporation and Alberto-Culver will become a wholly owned subsidiary of New Sally, (ii) the conversion of Alberto-Culver into a Delaware limited liability company (“New Alberto-Culver LLC”), (iii) the distribution by New Alberto-Culver LLC of all of the outstanding shares of common stock of Sally Holdings, Inc. (“Sally”), a Delaware corporation, to New Sally; (iv) the issuance and sale by New Sally to CDRS Acquisition LLC (“Investor”) of shares of New Sally Class A Common Stock and the borrowing by Sally or its subsidiaries of approximately $1.85 billion, (v) the payment by New Sally of a special cash dividend to holders of record of New Sally Common Stock in the amount of $25.00 per share of New Sally Common Stock (the “Cash Dividend”); and (vi) the contribution by New Sally of all of the membership interests of New Alberto-Culver LLC to New Aristotle Holdings, Inc. (“New Alberto-Culver”), a Delaware corporation, and the distribution of all of the issued and outstanding shares of common stock of New Alberto-Culver on a pro rata basis to the holders of record of New Sally Common Stock ((i)-(vi), collectively, the “Transactions”). This opinion letter is being delivered in connection with the Registration Statement on Form S-4 (Registration No. 333-136259) (the “Registration Statement”) relating to

New Sally Holdings, Inc.

Alberto-Culver Company

October     , 2006

the Transactions filed by New Sally with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended.

In rendering our opinion, we have examined such documents as we have deemed appropriate, including: (i) the Investment Agreement dated as of June 19, 2006 among Alberto-Culver, New Aristotle Company, Sally, New Sally and Investor, (ii) the Separation Agreement dated as of June 19, 2006 among New Sally, Sally, New Alberto-Culver and Alberto-Culver, (iii) the Employee Matters Agreement dated as of June 19, 2006 among New Sally, Sally, Alberto-Culver and New Alberto-Culver, (iv) the Tax Allocation Agreement dated as of June 19, 2006 among New Sally, Sally, New Alberto-Culver and Alberto-Culver ((i)-(iv), in each case as amended to the date hereof, collectively, the “Transaction Agreements”), (v) New Sally’s and Alberto-Culver’s submission to the Internal Revenue Service (“Service”) dated July 25, 2006, and subsequent submissions (collectively, the “Ruling Request”) and (vi) such other agreements relating to the Transactions as we have deemed relevant and necessary. We have also obtained such additional information and representations as we have deemed relevant and necessary. We have relied upon, without independent verification, the representations contained in letters from New Sally, Alberto-Culver, Clayton Dubilier & Rice, Inc., and certain significant stockholders of Alberto-Culver (the “Significant Stockholders”) delivered to us for purposes of this opinion letter (the “Representation Letters”). We have also obtained information through discussions with Alberto-Culver personnel and participation in meetings of Alberto-Culver’s Board of Directors.

For purposes of rendering this opinion letter, we have assumed, with your consent, the following: (i) original documents submitted to us are authentic, documents submitted to us as copies conform to the original documents and all such documents have been or will be duly and validly executed and delivered where such execution and delivery are prerequisites to effectiveness, (ii) the Transactions will be effected in the manner described in the Ruling Request, the Registration Statement and in accordance with the provisions of the Transaction Agreements, (iii) the factual and other statements and representations set forth in the Ruling Request, the Registration Statement and the Representation Letters were when made, and as of the effective date of the Transactions will continue to be, true, correct and complete in all material respects, and any such statement or representation that is qualified by knowledge (or similarly qualified) is true and correct without such qualification, and (iv) the covenants and agreements contained in the Transaction Agreements will be performed without waiver or breach of any material provision.

We have also assumed, with your consent, that the Service will issue rulings to New Sally and New Alberto-Culver in the form requested in the Ruling Request and such rulings, when issued and at all relevant times thereafter, will be in full force and effect and binding on the Service.

Based upon and subject to the foregoing, and subject to the limitations and qualifications set forth herein, the discussion contained in the Registration Statement under the caption “U.S. Federal Income Tax Consequences of the Holding Company Merger, the Special Cash Dividend, the New Alberto-Culver Share Distribution and Related Transactions,”

New Sally Holdings, Inc.

Alberto-Culver Company

October     , 2006

to the extent describing matters of U.S. federal income tax law or legal conclusions with respect thereto, is our opinion.

The foregoing opinion is based on the current provisions of the Code and Treasury regulations issued or proposed thereunder, Revenue Rulings and other published releases of the Service and current case law, any of which can change at any time. Any such change could apply retroactively and modify the legal conclusions upon which such opinion is based. The Service or a court may disagree with the conclusions expressed in this letter, or may challenge the adequacy of the substantiation by Alberto-Culver or New Sally of the statements and representations on which we have relied, on which we express no opinion. Our opinion is limited as described above, and we do not express an opinion on any other tax aspect of the Transactions or on any related transactions.

In rendering the foregoing opinion, we express no opinion on the laws of any jurisdiction other than the federal income tax laws of the United States. This opinion letter is rendered as of the date hereof and we undertake no obligation to update this opinion letter or advise you of any changes in the event there is any change in the legal authorities, facts, assumptions or documents on which this opinion letter is based (including the taking of any action by any party to the Transaction Agreements pursuant to any opinion of counsel or a waiver), or any inaccuracy in any of the representations, warranties or assumptions upon which we have relied in rendering this opinion letter unless we are specifically engaged to do so.

We hereby consent to the reference to this opinion letter in the Registration Statement, to the filing of this opinion letter as an exhibit to the Registration Statement and to the reference to our firm under the caption “U.S. Federal Income Tax Consequences of the Holding Company Merger, the Special Cash Dividend, the New Alberto-Culver Share Distribution and Related Transactions” in the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission thereunder.

Very truly yours,

Exhibit C

Exhibit C

SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT	GENEVA HONG KONG LONDON LOS ANGELES NEW YORK	SAN FRANCISCO SHANGHAI SINGAPORE TOKYO WASHINGTON, DC

FOUNDED 1866

EXHIBIT 8.1

SA Draft of 10/4/06

October     , 2006

New Sally Holdings, Inc.

2525 Armitage Avenue

Melrose Park, Illinois 60160

Alberto-Culver Company

2525 Armitage Avenue

Melrose Park, Illinois 60160

Re:	U.S. Federal Income Tax Consequences of the Holding Company
Merger, the Special Cash Dividend, the New Alberto-Culver Share
Distribution and Related Transactions

Ladies and Gentlemen:

We have acted as counsel to New Sally Holdings, Inc. (“New Sally”), a Delaware corporation, and Alberto-Culver Company (“Alberto-Culver”), a Delaware corporation, in connection with (i) the merger (the “Merger”) of New Aristotle Company, a wholly owned, Delaware subsidiary of New Sally, with and into Alberto-Culver, whereby each share of common stock of Alberto-Culver will be converted into one share of common stock of New Sally (the “New Sally Common Stock”), Alberto-Culver will be the surviving corporation and Alberto-Culver will become a wholly owned subsidiary of New Sally, (ii) the conversion of Alberto-Culver into a Delaware limited liability company (“New Alberto-Culver LLC”), (iii) the distribution by New Alberto-Culver LLC of all of the outstanding shares of common stock of Sally Holdings, Inc. (“Sally”), a Delaware corporation, to New Sally; (iv) the issuance and sale by New Sally to CDRS Acquisition LLC (“Investor”) of shares of New Sally Class A Common Stock and the borrowing by Sally or its subsidiaries of approximately $1.85 billion, (v) the payment by New Sally of a special cash dividend to holders of record of New Sally Common Stock in the amount of $25.00 per share of New Sally Common Stock (the “Cash Dividend”); and (vi) the contribution by New Sally of all of the membership interests of New Alberto-Culver LLC to New Aristotle Holdings, Inc. (“New Alberto-Culver”), a Delaware corporation, and the distribution of all of the issued and outstanding shares of common stock of New Alberto-Culver on a pro rata basis to the holders of record of New Sally Common Stock ((i)-(vi), collectively, the “Transactions”). This opinion letter is being delivered in connection with the Registration Statement on Form S-4 (Registration No. 333-136259) (the “Registration Statement”) relating to

New Sally Holdings, Inc.

Alberto-Culver Company

October     , 2006

the Transactions filed by New Sally with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended.

In rendering our opinion, we have examined such documents as we have deemed appropriate, including: (i) the Investment Agreement dated as of June 19, 2006 among Alberto-Culver, New Aristotle Company, Sally, New Sally and Investor, (ii) the Separation Agreement dated as of June 19, 2006 among New Sally, Sally, New Alberto-Culver and Alberto-Culver, (iii) the Employee Matters Agreement dated as of June 19, 2006 among New Sally, Sally, Alberto-Culver and New Alberto-Culver, (iv) the Tax Allocation Agreement dated as of June 19, 2006 among New Sally, Sally, New Alberto-Culver and Alberto-Culver ((i)-(iv), in each case as amended to the date hereof, collectively, the “Transaction Agreements”), (v) New Sally’s and Alberto-Culver’s submission to the Internal Revenue Service (“Service”) dated July 25, 2006, and subsequent submissions (collectively, the “Ruling Request”) and (vi) such other agreements relating to the Transactions as we have deemed relevant and necessary. We have also obtained such additional information and representations as we have deemed relevant and necessary. We have relied upon, without independent verification, the representations contained in letters from New Sally, Alberto-Culver, Clayton Dubilier & Rice, Inc., and certain significant stockholders of Alberto-Culver (the “Significant Stockholders”) delivered to us for purposes of this opinion letter (the “Representation Letters”). We have also obtained information through discussions with Alberto-Culver personnel and participation in meetings of Alberto-Culver’s Board of Directors.

For purposes of rendering this opinion letter, we have assumed, with your consent, the following: (i) original documents submitted to us are authentic, documents submitted to us as copies conform to the original documents and all such documents have been or will be duly and validly executed and delivered where such execution and delivery are prerequisites to effectiveness, (ii) the Transactions will be effected in the manner described in the Ruling Request, the Registration Statement and in accordance with the provisions of the Transaction Agreements, (iii) the factual and other statements and representations set forth in the Ruling Request, the Registration Statement and the Representation Letters were when made, and as of the effective date of the Transactions will continue to be, true, correct and complete in all material respects, and any such statement or representation that is qualified by knowledge (or similarly qualified) is true and correct without such qualification, and (iv) the covenants and agreements contained in the Transaction Agreements will be performed without waiver or breach of any material provision.

We have also assumed, with your consent, that the Service will issue rulings to New Sally and New Alberto-Culver in the form requested in the Ruling Request and such rulings, when issued and at all relevant times thereafter, will be in full force and effect and binding on the Service.

Based upon and subject to the foregoing, and subject to the limitations and qualifications set forth herein, the discussion contained in the Registration Statement under the caption “U.S. Federal Income Tax Consequences of the Holding Company Merger, the Special Cash Dividend, the New Alberto-Culver Share Distribution and Related Transactions,”

New Sally Holdings, Inc.

Alberto-Culver Company

October     , 2006

to the extent describing matters of U.S. federal income tax law or legal conclusions with respect thereto, is our opinion.

The foregoing opinion is based on the current provisions of the Code and Treasury regulations issued or proposed thereunder, Revenue Rulings and other published releases of the Service and current case law, any of which can change at any time. Any such change could apply retroactively and modify the legal conclusions upon which such opinion is based. The Service or a court may disagree with the conclusions expressed in this letter, or may challenge the adequacy of the substantiation by Alberto-Culver or New Sally of the statements and representations on which we have relied, on which we express no opinion. Our opinion is limited as described above, and we do not express an opinion on any other tax aspect of the Transactions or on any related transactions.

In rendering the foregoing opinion, we express no opinion on the laws of any jurisdiction other than the federal income tax laws of the United States. This opinion letter is rendered as of the date hereof and we undertake no obligation to update this opinion letter or advise you of any changes in the event there is any change in the legal authorities, facts, assumptions or documents on which this opinion letter is based (including the taking of any action by any party to the Transaction Agreements pursuant to any opinion of counsel or a waiver), or any inaccuracy in any of the representations, warranties or assumptions upon which we have relied in rendering this opinion letter unless we are specifically engaged to do so.

We hereby consent to the reference to this opinion letter in the Registration Statement, to the filing of this opinion letter as an exhibit to the Registration Statement and to the reference to our firm under the caption “U.S. Federal Income Tax Consequences of the Holding Company Merger, the Special Cash Dividend, the New Alberto-Culver Share Distribution and Related Transactions” in the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission thereunder.

Very truly yours,